

INFORMATION STATEMENT

The Asian Development Bank (ADB) intends to issue its notes and bonds (Securities) from time to time with maturities and on terms determined by market conditions at the time of sale. ADB may sell the Securities to dealers or underwriters who may resell them or ADB may sell the Securities directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, purchase price to be paid by ADB, any terms for redemption or other special terms, form and denomination of any Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such Securities being offered by ADB at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement or similar document.

AVAILABILITY OF INFORMATION

ADB will provide, without charge, additional copies of this Information Statement upon request. Written or telephone requests should be directed to ADB's principal office at 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines, Attention: Funding Division, Treasury Department, tel: +63 2 632 4444, fax: +63 2 636 2444 or to the following ADB representative offices: (i) Barckhausstrasse 1, 60325 Frankfurt, Germany, tel: +49 69 2193 6400, fax: +49 69 2193 6444; (ii) Kasumigaseki Bldg. 8th Floor, 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo 100-6008, Japan, tel: +81 3 3504 3160, fax: +81 3 3504 3165; and (iii) 900 17th Street NW, Suite 900, Washington, D.C. 20006, U.S.A., tel: +1 202 728 1500, fax: +1 202 728 1505.

The Information Statement is also available on ADB's Investor Relations website at *www.adb.org/site/investors/main*. Other documents and information on ADB's website are not intended to be incorporated by reference in this Information Statement.

> **Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus or supplemental information statement or similar document issued after the date hereof will refer to this Information Statement for a description of ADB and its financial condition, until a new information statement is issued.**

25 April 2018

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The issuance of this Information Statement or any prospectus or supplemental information statement or similar document and any offering and sale of Securities does not constitute a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained in this Information Statement, prospectus, any supplemental information statement or similar document. Any information or representation not contained herein must not be relied upon as having been authorized by ADB or by any of its dealers, underwriters or agents. Neither this Information Statement nor any prospectus or supplemental information statement or similar document constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation.

Except as otherwise indicated, all amounts in this Information Statement and any prospectus or supplemental information statement or similar document are expressed in United States dollars.

This Information Statement contains forward-looking statements which may be identified by such terms as "believes", "expects", "intends" or similar expressions. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond ADB's control. Consequently, actual future results could differ materially from those currently anticipated.

SUMMARY INFORMATION
(As of 31 December 2017, unless otherwise indicated)

The Asian Development Bank (ADB) is an international organization established in 1966 and owned by its 67 members. ADB's main goal is to reduce poverty in Asia and the Pacific region through inclusive economic growth, environmentally sustainable growth, and regional integration. ADB pursues its goal primarily by providing various forms of financial assistance to its developing member countries such as loans, technical assistance, grants, guarantees, and equity investments.

ADB was founded mainly to act as a financial intermediary to transfer resources from global capital markets to developing member countries for economic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

ADB's five largest shareholders are Japan and the United States (each with 15.6% of total shares), the People's Republic of China (6.4%), India (6.3%), and Australia (5.8%).

Equity: ADB's members have subscribed to $151,169 million of capital as of 31 December 2017, $7,578 million of which was for paid-in shares subscribed and the remainder of which is callable. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for ADB's borrowings and guarantees. It cannot be called to make loans.

Borrowings: ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus). Based on this policy, the sum of such capital and reserves as of 31 December 2017 was $148,400 million. The aggregate of ADB's gross outstanding borrowings after swaps of $88,429 million as of 31 December 2017 was equivalent to 60% of such ceiling.

Net Income: Net income after allocation for 2017 was $774 million, as compared to net income of $7 million in 2016. Operating income, which is determined on a management reporting basis, was $725 million for 2017, as compared to $521 million for 2016.

Loan Portfolio: ADB's loans outstanding, undisbursed balances of effective loans, signed loans not yet effective and loans approved not yet signed in its ordinary capital resources totaled $153,240 million. The majority of outstanding loans (94.7%) have been made to sovereign borrowers (member countries and, with the guarantee of the concerned member, government agencies or other public entities). The rest have been made to privately held, state-owned, or subsovereign entities.

ADB's lending limitation policy limits the total amount of disbursed loans, disbursed equity investments and related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. As of 31 December 2017, the total of such loans (including other debt securities), equity investments and related prudential buffer, and guarantees was $102,476 million, compared with the maximum lending ceiling of $195,963 million, which resulted in a headroom of $93,487 million. ADB's regular OCR loan operations have experienced no loss of principal. Countries that previously had delayed payments eventually repaid and returned their loans to accrual status. As of 31 December 2017, there were no loans in non-accrual status.

Risk Management: ADB seeks to mitigate exchange rate risks by matching its liabilities in various currencies with assets in those same currencies. ADB uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce its borrowing costs, generate investment income, and manage its balance sheet risks. The derivative assets and liabilities totaled $40,761 million and $42,852 million, respectively. The notional principal amount of outstanding interest rate swaps totaled $80,777 million. To control its credit exposures on swaps, ADB has set credit rating requirements for counterparties. In addition, ADB requires all swap transactions to be subject to collateral support requirements.

The above information should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Information Statement.

USE OF PROCEEDS

The net proceeds to ADB from the sale of Securities will be included in the ordinary capital resources of ADB and used in its ordinary operations. (See *Part III D. Operating Activities*).

This document provides Management's Discussion and Analysis (MD&A) of the financial condition and results of operations for the Asian Development Bank for the year ended 31 December 2017. ADB undertakes no obligation to update any forward looking statements. Certain reclassifications of prior years' information have been made to conform to the current year's presentation. For further details, see Note B: Summary of Significant Accounting Policies in the Notes to Financial Statements 31 December 2017 and 2016 of ADB's Ordinary Capital Resources.

EXECUTIVE SUMMARY

Management's Discussion and Analysis (MD&A) highlights ADB's financial results and activities, operations, risks, and critical accounting estimates affecting the financial position for the year ended 31 December 2017.

Combination of OCR and the ADF lending operations: The combination of ordinary capital resources (OCR) and the Asian Development Fund (ADF) lending operations took effect on 1 January 2017. This resulted in recognition of one-time income of $30,748 million in OCR and a return of the set-aside resources of $64 million which strengthened the OCR equity position.

Income: OCR reported an operating income of $725 million in 2017, compared with $521 million in 2016. The higher operating income was mainly attributed to the additional revenue from concessional OCR loans transferred from the ADF on 1 January 2017. Net income, excluding one-time income of $30,748 million from ADF assets transfer, was $774 million in 2017 compared with $7 million in 2016. This increase was mainly due to the net unrealized gains recognized in 2017 compared to net unrealized losses recognized in 2016 from fair value adjustment of borrowings and derivatives.

Lending operations: OCR's loan commitments for sovereign and non-sovereign operations in 2017 totaled $18,641 million, which was $6,275 million, or 51%, increase from 2016 commitment. Total disbursements in 2017 was $10,643 million, compared to $11,790 million in 2016, where the decrease was primarily due to lower disbursements of policy-based loans. The total outstanding loan balance, comprising of regular OCR, concessional OCR (formerly ADF loans) and nonsovereign loans, increased by 6% to $101,008 million, compared with $94,905 million at 31 December 2016. Loan loss allowance has been minimal at about 0.1% of total outstanding loans. Return on loans was 27 basis points higher in 2017 (1.92% - 2017; 1.65% - 2016) as a result of rising London Interbank Offered Rate (LIBOR). ADB's primary lending facility is the LIBOR based-loans and therefore the return on loans is largely driven by the 6-month US dollar LIBOR.

Investment for liquidity purpose and borrowings: OCR liquidity investment portfolio after swaps increased by 37% to $36,461 million compared with $26,560 million at 31 December 2016. Return on investment has improved (1.73% - 2017; 1.58% - 2016) due to rising trend of market interest rates. OCR borrowings after swaps amounted to $88,766 million, a 14% increase from the balance of $77,919 million at 31 December 2016. Cost of borrowings, under management reporting basis, increased (1.48% - 2017; 0.99% - 2016) as it is also primarily driven by US dollar LIBOR.

ADF 12 Replenishment: The 11th replenishment of the ADF and the sixth regularized replenishment of the Technical Assistance Special Fund (TASF) (ADF 12 and TASF 6) became effective on 30 May 2017. As of 31 December 2017, ADB received instruments of contributions from 29 donors totaling $2,389 million, which represents 92.6% of the total ADF 12 and TASF 6 donor contribution commitment amounting to $2,579 million[1].

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[1] US dollar equivalent based on the Board of Governor's Resolution No. 382 exchange rates.

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I.   OVERVIEW

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (the Charter).[2] ADB is owned by 67 members, 48 of which are regional members providing 63.5% of its capital and 19 non-regional members providing 36.5% of its capital.

The vision of ADB is an Asia and Pacific free of poverty. Its mission is to help its developing member countries (DMCs) reduce poverty and improve living conditions and quality of life. ADB's strategy for reducing poverty focuses on achieving three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration.

ADB provides various forms of financial assistance to its DMCs. The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments. These instruments are financed through ordinary capital resources (OCR), Special Funds, and trust funds. ADB's ordinary operations are financed from OCR and special operations from Special Funds. The Charter requires that funds from each resource be kept and used separately. Trust funds are generally financed by contributions and administered by ADB as the trustee.

ADB also offers debt management products to its members and entities fully guaranteed by members such as interest rate swaps and cross currency swaps (including local currency swaps) for their third party liabilities. ADB also provides policy dialogue and advisory services, and mobilizes financial resources through its cofinancing operations, which access official and other concessional, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loan projects, equity, and credit enhancement products such as guarantees and syndications.

II.   COMBINATION OF OCR AND ADF RESOURCES

Effective 1 January 2017, ADB transferred loans and other assets totaling $30,812 million from the Asian Development Fund (ADF), the concessional lending window of ADB, to OCR in accordance with the Board of Governors' resolution authorizing the termination of the ADF's lending operations and retaining the ADF as a grant-only operation. Concessional lending continues on the same terms and conditions previously provided to ADF countries through the OCR window, while the ADF continues to provide grant assistance. The initiative expanded ADB's lending capacity—particularly to poor countries and the private sector, enhanced its risk-bearing capacity, and strengthened its readiness to respond to future economic crises and natural disasters.

The transfer of assets was treated as a contribution from the ADF which was recognized as a one-time income of $30,748 million in OCR and a return of the set-aside resources of $64 million from the ADF to OCR.[3] On 15 March 2017, the Board of Governors approved the allocation of this one-time income to OCR Ordinary Reserve effective 1 January 2017.

The transferred ADF assets came from donor contributions, OCR net income transfers and set-aside resources. For further details on the composition of the sources, refer to the disclosure on Transfer of ADF Loans and Other Assets to OCR in OCR-9 and ADF-7 of the financial statements.

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[2] ADB. 1966. *Agreement Establishing the Asian Development Bank*. Manila.
[3] The undisbursed ADF loan balance of SDR6,281 million ($8,444 million equivalent) was also assumed by OCR on 1 January 2017.

III. ORDINARY CAPITAL RESOURCES

Funding for OCR operations comes from three distinct sources: borrowings from capital markets and private placements, paid-in capital provided by shareholders, and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. The financial strength of ADB is based on the support it receives from its shareholders and on its financial policies and practices; shareholder support is reflected by capital subscriptions of members and the record of ADB borrowing members in meeting their debt service obligations.

Borrowed funds, together with equity, are used to fund OCR lending and investment activities and other general operations. ADB is rated triple-A by the major rating agencies and its bonds are viewed as high quality debt by investors. ADB's funding strategy is aimed at ensuring availability of funds for its operations at the most stable and lowest possible cost. Such strategy has enabled ADB to achieve cost-efficient funding levels for its borrowing members.

Loans are generally provided to sovereign and nonsovereign borrowers in DMCs. Regular OCR loans, which are available to DMCs that have attained higher economic development, are priced on a cost pass-through basis, which means the cost of funding the loans plus a contractual spread is passed to the borrowers. Concessional OCR loans, which are available to DMCs with per capita gross national income below ADB operational cutoff and limited or low creditworthiness, are priced between 1% to 2%. ADB applies market-based pricing for nonsovereign loans. In addition to direct lending, ADB also provides guarantees to assist DMC governments and nonsovereign borrowers in securing commercial funds for ADB-assisted projects.

A. Basis of Financial Reporting

Statutory reporting. ADB prepares OCR financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), referred to in this document as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under US GAAP does not make fully evident ADB's risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. ADB also elects to measure at fair value all borrowings that are swapped or are intended to be swapped in the future and selected floating-rate borrowings, to apply a consistent accounting treatment between the borrowings and their related swaps. Equity investments with associated derivatives were also elected to be reported at fair value. ADB continues to report its loans and the remaining borrowings at amortized cost, and reports most of its investments (except time deposits that are recorded at cost) at fair value.

Management reporting. The asymmetric accounting treatment—in which certain financial instruments (including all derivatives, swapped or intended to be swapped borrowings, selected floating-rate borrowings, and certain investments) are recorded at their fair value, while loans and a portion of borrowings and investments are recorded at amortized cost—leads ADB Management to believe that statutory income may not fully reflect the overall economic value of ADB's financial position. Accordingly, ADB also reports operating income, which excludes the impact of the fair value adjustments associated with financial instruments from the results of OCR operations and unrealized proportionate share of income or loss from equity investments accounted for under equity method. Operating income does not include the one-time income from ADF transferred assets. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the fair value of selected borrowings and derivatives. Because ADB does not actively trade these financial instruments, such gains or losses are generally not realized, unless ADB is forced to do so by risk events before maturity. ADB has instituted risk management policies to mitigate such risks.

ADB intends to hold most borrowings and related swaps until maturity or call, hence net interim unrealized gains and losses reported under the statutory reporting basis will eventually converge with the net realized income and expenses that ADB recognizes over the life of the financial instrument.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 31 December 2017 is provided in the Appendix.

B. Selected Financial Data

Selected financial data are presented on statutory reporting and management reporting bases (Table 1). Rates of return on equity and average earning assets under statutory reporting basis significantly improved in 2017 compared with 2016, mainly as a result of the favorable shift of fair value of borrowings and derivatives which resulted in net unrealized gains in 2017. Under management reporting basis, return on equity decreased in 2017 due to increase in total equity resulting from the transfer of ADF assets, while return of average earning assets slightly increased in 2017. Rates of return on loans and investments for liquidity purposes increased in 2017 compared with 2016, under both statutory and management reporting bases, due to the rising trend of US dollar London Interbank Offered Rate (LIBOR). Likewise, cost of borrowings under management reporting basis increased mainly as a result of the rising trend of US dollar interest rates. However, the cost of borrowings decreased under statutory reporting basis due to favorable shift to net unrealized valuation gains in 2017 from large net unrealized valuation losses in 2016.

Table 1: Selected Financial Data for the Year Ended 31 December
($ million)

Item	2017	2016	2015	2014	2013
Statutory Reporting Basis					
Revenue					
From Loans — Operations	1,917	1,054	678	605	646
From Investments for Liquidity Purpose	597	399	322	305	339
From Equity Investments — Operations	33	18	(19)	17	10
From Guarantees — Operations	21	18	19	21	18
From Other Debt Securities — Operations	22	0	–	–	0
From Other Sources	35	43	29	25	22
Total Revenue	**2,625**	**1,532**	**1,029**	**973**	**1,035**
Borrowings and Related Expenses	1,247	751	374	317	400
Administrative Expenses[a]	578	390	383	352	411
Provision for (Write-back of) Loan Losses	35	11	(1)	(1)	(6)
Other Expenses	9	11	12	13	8
Total Expenses	**1,869**	**1,163**	**768**	**681**	**813**
Net Realized Gains	9	158	56	288	194
Net Unrealized Gains (Losses)	9	(520)	239	(193)	150
One-time income from ADF assets transfer	30,748	–	–	–	–
Net Income	**31,522**	**7**	**556**	**387**	**566**
Average Earning Assets[b]	127,381	92,456	85,227	80,633	78,828
Annual Return on Average Earning Assets (%)	0.61	0.01	0.65	0.48	0.72
Return on Equity (%)	1.80	0.04	3.23	2.24	3.43
Return on Loans — Operations (%)	1.92	1.65	1.16	1.15	1.31
Return on Investments for Liquidity Purpose (%)	1.73	1.58	1.33	1.30	1.43
Cost of Borrowings (%)	1.45	1.68	0.19	0.82	0.51
Management Reporting Basis					
Operating Income[c]	725	521	343	571	469
Average Earning Assets[b]	127,358	92,499	85,227	80,639	78,839
Annual Return on Average Earning Assets[d] (%)	0.57	0.56	0.40	0.71	0.60
Return on Equity (%)	1.64	2.80	1.89	3.12	2.71
Return on Loans — Operations (%)	1.96	1.63	1.18	1.12	1.23
Return on Investments for Liquidity Purpose (%)	1.65	1.57	1.30	1.31	1.36
Cost of Borrowings (%)	1.48	0.99	0.54	0.50	0.64

– = nil, ( ) = negative, ADF = Asian Development Fund.

Note: 0 = amount less than $0.5 million.

[a] Net of administrative expenses allocated to the ADF and origination costs that are deferred.

[b] Average of investments and related swaps, outstanding loans (excluding net unamortized loan origination cost and/or front-end fees) and related swaps, equity investments and other debt securities.

[c] Operating income is defined as statutory net income before unrealized gains or losses, ADB's proportionate share in unrealized gains or losses from equity investment accounted for under the equity method and one-time income from the ADF assets transfer.

[d] Represents operating income over average earning assets.

C.   Overall Financial Results

Net income. Table 2 presents the overall financial results for 2017 and 2016. Net income after allocation[4] was $774 million, compared with $7 million for 2016. The increased net income from 2016 is mainly attributed to the net unrealized gains of $9 million in 2017 compared to the net unrealized losses of $520 million recognized in 2016 primarily from fair value adjustment of ADB's

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[4] Net income after allocation of one-time income from ADF assets transfer to ordinary reserve amounting to $30,748 million.

borrowings and associated derivatives and the incremental income from the concessional lending operations.

Table 2: Overall Financial Results for the Year Ended 31 December
($ million)

Item	2017	2016	Change
Revenue from loans — operations, net[a]	**1,882**	**1,043**	**839**
Sovereign – Regular	1,251	871	380
Sovereign – Concessional	433	–	433
Nonsovereign	233	183	50
Provision for loan losses	(35)	(11)	(24)
Revenue from investments for liquidity purpose, net[b]	**610**	**452**	**158**
Interest	597	399	198
Realized gains	13	53	(40)
Revenue from equity investments — operations, net[c]	**(12)**	**116**	**(128)**
Dividends and other EI-related income and expenses	(7)	9	(16)
Realized (losses) gains	(5)	107	(112)
Revenue from guarantees — operations	**21**	**18**	**3**
Revenue from other debt securities — operations	**22**	**(2)**	**24**
Revenue from other sources	**35**	**43**	**(8)**
Borrowings and related expenses	**(1,246)**	**(751)**	**(495)**
Interest and other expenses	(1,247)	(751)	(496)
Realized gains	1	0	1
Administrative expenses — OCR	**(578)**	**(390)**	**(188)**
Other expenses	**(9)**	**(9)**	**0**
Operating income	**725**	**521**	**204**
Net unrealized gains (losses)	**9**	**(520)**	**529**
Proportionate share of income from EI accounted for under the equity method — unrealized	**40**	**6**	**34**
One-time income from ADF assets transfer	**30,748**	**–**	**30,748**
Net income	**31,522**	**7**	**31,515**
Allocation of one-time income from ADF assets transfer to ordinary reserve	**(30,748)**	**–**	**(30,748)**
Net income after allocation[d]	**774**	**7**	**767**

( ) = negative, ADF = Asian Development Fund, EI = equity investments, OCR = ordinary capital resources.

Note: 0 = amount less than $0.5 million. Numbers may not sum precisely because of rounding.

[a] Includes interest revenue, commitment charges, amortization of front-end fees and loan origination cost, interest on asset swaps and provision for loan losses. Excludes cost of fundings.

[b] Includes interest revenue, net of realized gains or losses on sale of investments.

[c] Includes dividend revenue, proportionate share on revenue from equity investments under equity method — realized, net of realized gains or losses on sale of equity investments and impairment losses.

[d] Net income after allocation of one-time income from ADF assets transfer to ordinary reserve.

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Operating income. Operating income in 2017 increased to $725 million, from $521 million in 2016.[5] The change in operating income was primarily driven by rising interest rate trends (Figure 1) and increase in outstanding balances (Figure 2) as detailed below:

- Revenue from loans – operations increased by $839 million due to the 7% increase in the average outstanding regular OCR loans, rising interest rate trend (Figure 1) and incremental revenue from concessional loans;
- Revenue from investments for liquidity purpose increased by $158 million due to the increase in average outstanding investment portfolio, higher return on investments, and revenue from investments that were transferred from ADF;
- Revenue from equity investments – operations decreased by $128 million mainly due to recognition of large divestment gains in 2016;
- Revenue from other debt securities – operations in 2017 of $22 million pertains to interest revenue from debt securities financed in the latter part of 2016 and in 2017; while loss of $2 million in 2016 pertains to impairment of a debt security;
- Borrowings and related expenses increased by $495 million largely because of the 10% increase in average outstanding borrowings as well as higher market interest rates; and
- Administrative expenses increased by $188 million due to increased allocation to OCR resulting from the transfer of concessional lending operations from ADF.



Figure 1: Selected US Dollar Interest Rates at 31 December (%)

LIBOR = London interbank offered rate, US = United States.
Source: Bloomberg Finance L.P.



Figure 2: Major Balance Sheet Items as of 31 December ($ million)

a For comparability, concessional loan figures for 2016 of $27,306 million pertaining to the Asian Development Fund loans were included.
b Balance after net unamortized loan origination costs, allowances for loan losses and heavily indebted poor countries debt relief, and fair value adjustment on concessional loans
c Balance after swaps, including securities purchased under resale arrangements, and securities transferred under repurchase agreements.
d Balance after swaps, including the impact of fair value adjustments associated with swapped borrowings and related derivatives, accrued interest and unamortized discount or premium and issuance expense

Net unrealized gains (losses). During 2017, ADB reported net unrealized gains of $9 million ($520 million net unrealized losses – 2016), which primarily consisted of fair value adjustments on certain borrowings and derivatives used for hedging borrowings, investments and loans. A large portion of the change was from the favorable shift in the fair value of borrowings and related derivatives ($24 million unrealized gains – 2017; $523 million unrealized losses – 2016) due to movements in ADB's credit spreads, interest rates and yield basis spreads. Table 3 shows details of unrealized gains and losses for the year ended 31 December 2017 and 2016.

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[5] Operating income is defined as statutory net income before unrealized gains (losses) and ADB's proportionate share in unrealized gains or losses from equity investment accounted for under the equity method.

Table 3: Details of Unrealized Gains (Losses)
For the Year Ended 31 December
($ million)

Item	2017	2016	Change
Unrealized gains (losses) on:			
Borrowings and related swaps	24	(523)	547
Investments related swaps	28	2	26
Loans related swaps	(45)	7	(52)
Equity investments	1	(2)	3
Translation adjustments of non-functional currencies	1	(4)	5
Total	**9**	**(520)**	**529**

( ) = negative
Source: Asian Development Bank Controller's Department.

D. Operating Activities

ADB provides financial assistance under its ordinary operations to its DMCs through loans, guarantees, equity investments and other debt securities to help them meet their development needs. ADB also promotes cofinancing of its projects and programs to complement its assistance with funds from official and commercial sources, including export credit agencies. ADB also provides debt management products to its members and member-guaranteed entities for their third party liabilities. Effective 1 January 2017, ADB introduced commitments as the new basis for corporate targets to measure operational performance for both sovereign and nonsovereign operations. A commitment is the financing approved by ADB for which the legal agreement has been signed by the borrower, recipient, or investee company and ADB. The purpose for this change is to expedite post-approval steps and get closer to project disbursement stage.

Table 4 shows the 5-year trend in operational highlights.

Table 4: Operational Highlights[a]
For the Years Ended 31 December
($ million)

Item	2017	2016	2015	2014	2013
Loan, EI, Guarantees, and ODS Committed[b]	19,502	12,779	15,630	13,657	12,758
Loan, EI, Guarantees, and ODS Approved[c]	18,518	16,847	15,241	13,024	13,174
Loan, EI, and ODS Disbursements	10,960	12,016	11,838	9,762	8,127
Loan Principal Repayments and Prepayments	5,981	5,492	4,721	5,597	6,803

EI = equity investments, ODS = other debt securities.

[a] 2013-2016 amounts include concessional loans under Asian Development Fund for comparability.

[b] Based on US$ equivalent at the time of loan signing. Excludes revolving credit facility of nonsovereign loans and revolving credit program of guarantees.

[c] Based on US$ equivalent at the time of loan negotiations. Net of adjustments and terminations prior to signing.

1. Loans

ADB is authorized under the Charter to make, participate in or guarantee loans to its DMCs, to any of their agencies, instrumentalities or political subdivisions, and to any entities or enterprises operating within such countries, as well as to international or regional agencies or entities concerned with the economic development of the region. Such loans are made only for projects or programs of high developmental priority.

ADB's lending limitation policy limits the total amount of disbursed loans, disbursed equity investments and related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. As of 31 December 2017, the total of such loans (including other debt securities), equity investments and related prudential buffer, and guarantees was $102,476 million ($68,786 million – 2016), compared with the maximum lending ceiling of $195,963 million ($154,938 million – 2016), which resulted in a headroom of $93,487 million ($86,152 million – 2016).

ADB's projects undergo an evaluation and approval process that includes such factors as economic, social, environmental, technical, institutional and financial feasibility, effect on the general development activity of the country concerned, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings, balance of payments effects, impact of new technologies on productivity, and expansion of employment opportunities.

Except in special circumstances, ADB requires that the proceeds of its loans (including other debt securities), and equity investments and the proceeds of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. Loan disbursements must comply with the requirements specified in the loan agreements. ADB's staff review progress and monitor compliance with ADB policies. ADB's Independent Evaluation Department, reporting directly to ADB's Board of Directors, evaluates the development effectiveness of ADB's operations.

Loans – operations. ADB's OCR lending falls into two categories: sovereign and non-sovereign. Sovereign lending consists of regular OCR loans and concessional OCR loans. OCR offers lending products broadly in three modalities:

- Project – Also known as investment lending, it finances expenditures incurred for discrete investment projects such as works, goods, and services. This modality focuses on transactions and disburses funds incrementally based on evidence of expenditures for inputs.

- Policy-based – It supports reforms and improve policies. It provides budget support to governments to address development financing needs. ADB disburses funds based on evidence of the fulfillment of policy actions such as enacting new regulations or adopting new policy frameworks which aim to create an enabling environment for public and private sector operations, leading to improved growth prospects and economy efficiency. ADB offers four policy-based lending products, each catering to a different situation in a DMC: stand-alone policy-based lending, programmatic approach, special policy-based lending, and countercyclical support facility (CSF).

- Results-based – It supports government-owned sector program and disburses ADB funds based on the achievement of program results.

ADB provides lending without sovereign guarantee to privately-held or state-owned or subsovereign entities. In its nonsovereign operations, ADB provides financial assistance on market-based terms and conditions to provide investment capital. ADB's nonsovereign operations focus on the following key sectors: infrastructure and natural resources, finance and capital markets, agribusiness, health and education. Strategic interventions focus on renewable energy and other infrastructure sectors. ADB's participation is meant to catalyze or bring about financing from other sources – both local and foreign – and not to compete with these sources. ADB cannot be the largest single investor in an enterprise. As needed, ADB will help mobilize additional debt from commercial banks, other development institutions, and financing partners.

As of 31 December 2017, OCR's outstanding loan balance was $101,008 million ($94,905 million – 2016),[6] after net unamortized loan origination costs, allowances for loan losses and heavily indebted poor countries (HIPC) debt relief, and fair value adjustment for concessional loans, of which $66,625 million were regular OCR loans ($62,413 million – 2016), $29,129 million were concessional OCR loans ($27,306 million – 2016)[7] and $5,254 million were nonsovereign loans ($5,186 million – 2016). Table 5 shows OCR's outstanding loans by modality.

Table 5: OCR Outstanding Loans by Modality
($ million)

| | 31 December 2017 | | | | 31 December 2016 | | | |
| | Sovereign | | | | Sovereign | | | |
	Regular	Concessional	NSO	Total	Regular	Concessional[a]	NSO	Total
Project Loan	49,110	21,806	5,360	76,276	45,522	20,288	5,269	71,079
Policy-based Loan	16,153	7,446		23,599	16,088	6,938	–	23,026
Result-based Loan	1,209	195		1,404	668	141	–	809
FV adjustment on concessional loans	-	(267)	-	(267)	-	-	-	-
	66,472	29,180	5,360	101,012	62,278	27,367	5,269	94,914
Allowance for loan losses, and HIPC debt relief, and unamortized loan origination cost - net	153	(51)	(106)	(4)	135	(61)	(83)	(9)
Net balance	66,625	29,129	5,254	101,008	62,413	27,306	5,186	94,905

HIPC = heavily indebted poor countries, NSO = Nonsovereign, OCR = ordinary capital resources

a   For comparability, concessional OCR loan figures for 2016 pertaining to the ADF loans were included.

A summary of the OCR total loan portfolio by member country as of 31 December 2017 is set forth in OCR-6 of the Financial Statements. A breakdown by sector of total OCR loan as of 31 December 2017 and 2016 is shown in Table 6.

Table 6: Sectoral Breakdown of Total OCR Loans[a]
As of 31 December

| Sector | 2017 | | 2016[b] | |
	$ million	%	$ million	%
Transport	47,751	31.2	44,522	31.4
Energy	33,010	21.5	29,329	20.7
Water Urban Infrastructure and Services	15,923	10.4	14,840	10.5
Public Sector Management	14,728	9.6	14,136	10.0
Agriculture, Natural Resource and Rural Development	13,321	8.7	11,767	8.3
Finance	12,152	7.9	11,036	7.8
Education	7,045	4.6	6,589	4.6
Multi-Sector	4,582	3.0	4,784	3.4
Health	2,283	1.5	2,166	1.5
Industry and Trade	2,233	1.5	2,257	1.6
Information and Communication Technology	212	0.1	226	0.2
Total	**153,240[c]**	**100.0**	**141,652**	**100.0**

OCR = ordinary capital resources.

a   Includes gross outstanding loans, undisbursed balances of effective loans, signed loans but not yet effective and loans approved but not yet signed.

b   For comparability, concessional OCR loan figures for 2016 pertaining to ADF loans were included.

c   Excludes fair value adjustment on concessional OCR loans amounting to $267 million.

The majority of outstanding loans (94.7%) have been made to sovereign borrowers (member countries and, with the guarantee of the concerned member, government agencies or other public entities). The rest have been made to privately held, state-owned, or subsovereign entities.

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[6] For comparability, concessional OCR loan figures for 2016 pertaining to the ADF loans were included.

[7] Represents concessional loans under ADF.

Table 7 shows the summary of loan activities in 2017 and 2016.

Table 7: Summary of Loan Activities
For the Years Ended 31 December 2017 and 2016
($ million)

	Commitments[a]		Approvals[b]		Disbursements	Repayments[c]
	No.	Amount	No.	Amount		
2017						
Sovereign	109	16,717	98	15,386	9,589	4,959
Regular	72	14,445	68	13,670	7,663	3,511
Project loans	55	9,522	53	9,030	5,712	2,148
Policy-based loans	12	2,748	11	2,790	1,410	1,363
Result-based loans	5	2,175	4	1,850	541	-
Concessional	37	2,272	30	1,716	1,926	1,448
Project loans	29	1,744	25	1,386	1,468	1,148
Policy-based loans	8	528	5	330	412	300
Result-based loans	-	-	-	-	46	-
Nonsovereign	21	1,924	23	1,934	1,054	1,022
Total	**130**	**18,641**	**121**	**17,320**	**10,643**	**5,981**
2016						
Sovereign	108	11,028	118	13,853	10,274	4,830
Regular	59	9,221	65	11,297	8,247	3,467
Project loans	48	6,421	52	8,364	5,089	2,082
Policy-based loans	10	2,650	11	2,558	2,760	1,385
Result-based loans	1	150	2	375	398	-
Concessional[d]	49	1,807	53	2,556	2,027	1,363
Project loans	39	1,409	40	1,955	1,665	1,093
Policy-based loans	8	261	11	460	317	270
Result-based loans	2	137	2	141	45	-
Nonsovereign	18	1,338	31	2,177	1,516	662
Total	**126**	**12,366**	**149**	**16,030**	**11,790**	**5,492**

[a] Based on exchange rate at loan signing date.

[b] Based on US$ equivalent at the time of loan negotiation. Net of adjustments and termination prior to signing.

[c] Includes prepayments of $598 million for 2017 ($311 million — 2016).

[d] ADF loans were shown as concessional OCR loans in 2016 for comparability.

Sovereign loans.[8] For the year ended 31 December 2017, 109 sovereign loans were committed totaling $16,717 million, an increase by $5,689 million from the commitments made in 2016. Of this increase, $5,224 million was attributed to regular OCR loans while $465 million was attributed to concessional OCR loans. Number of sovereign loans approved during the period decreased by 20 loans from the 118 loans approved in 2016 but increased by $1,533 million in amount. Sovereign loan disbursements during the period decreased by $685 million compared with 2016, mainly due to the decrease in the disbursements of policy-based loans ($1,822 million – 2017; $3,077 million – 2016) offset by the increase in the disbursements of project loans ($7,180 million – 2017; $6,754 million – 2016). Total repayments of $4,959 million ($4,830 million – 2016) included prepayments of $212 million from 3 borrowers ($157 million from 4 borrowers – 2016).

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[8] For comparability, 2016 figures include concessional loans under the ADF.

Nonsovereign loans. 21 nonsovereign loans amounting to $1,924 million were committed in 2017, a 17% increase in terms of count and by $586 million from commitments made in 2016. 23 nonsovereign loans amounting to $1,934 million were approved during 2017 compared with 31 nonsovereign loans approved amounting to $2,177 million for 2016. Disbursements for the year totaled $1,054 million, a decrease of 30% from $1,516 million last year. Total repayments of $1,022 million ($662 million – 2016) included prepayment of $386 million from 12 borrowers ($154 million from 7 borrowers – 2016).

A nonsovereign loan that was in non-accrual status as of 31 December 2016 was written-off in 2017. Outstanding principal at the time of write-off was $20 million.

Lending windows. ADB's available lending windows are the LIBOR-based loan (LBL) and the local currency loan (LCL). The LBL has been the primary lending facility for OCR sovereign operations since 2001. The LBL is designed to meet demand by borrowers for loan products that suit project needs and effectively manage their external debt. The LBL also gives borrowers a high degree of flexibility in managing interest rate and exchange rate risks, while providing low intermediation risk to ADB. ADB has offered LCLs to nonsovereign borrowers since November 2002, and this was expanded to sovereign borrowers in August 2005. In addition to LBL and LCL, effective 1 January 2017, the concessional lending window was transferred from ADF to OCR and continued on the same terms and conditions as previously provided to ADF countries.

Discontinued lending windows. With the introduction of the LBL in 2001, ADB's pool-based single currency loans (PSCL), market-based loans (MBL) and fixed-rate multicurrency loans were no longer offered.

A breakdown of ADB's loan portfolio by lending windows as of 31 December 2017 and 2016 is presented in Table 8.

Table 8: Loan Portfolio by Lending Windows
As of 31 December 2017 and 2016
($ million)

| | Sovereign | | | | Nonsovereign | |
| | Regular | | Concessional | | | |
Item	2017	2016	2017	2016	2017	2016
LIBOR-based loans[a]						
Outstanding	64,755	60,103	n/a	n/a	4,168	4,296
Undisbursed	30,333	25,575	n/a	n/a	2,176	1,232
Local currency loans						
Outstanding	24	–	n/a	n/a	1,192	973
Undisbursed	193	–	n/a	n/a	66	91
Concessional loans						
Outstanding	n/a	n/a	29,447	27,367	n/a	n/a
Undisbursed	n/a	n/a	7,288	6,542	n/a	n/a
Pool-based single currency loans						
Outstanding	1,693	2,175	n/a	n/a	n/a	n/a
Undisbursed	–	–	n/a	n/a	n/a	n/a
Total						
Outstanding	**66,472**	**62,278**	**29,447**	**27,367**	**5,360**	**5,269**
Effective but Undisbursed	**30,526**	**25,575**	**7,288**	**6,542**	**2,242**	**1,323**

– = nil, n/a = not applicable, LIBOR = London interbank offered rate.
Note: Excludes signed loans that are not yet effective totaling $3,838 million in 2017 ($3,535 million – 2016) and approved loans that are not yet signed totaling $8,067 million in 2017 ($9,763 million – 2016). For comparability, concessional OCR loan figures for 2016 pertaining to ADF loans were included.

[a] Includes market-based loans.

Regular OCR loan terms. LBLs carry a floating lending rate that comprises a funding cost margin over or under the 6-month LIBOR and an effective contractual spread. The lending rate is reset every 6 months on each interest reset date and can be converted into a fixed rate at the request of the borrower. LCLs may be made on a floating rate basis with an effective contractual spread, and typically reset every 6 months. The cost-base rate of an LCL is determined by its financing mode. The lending rates for PSCL are based on the previous semester's average cost of borrowing. Interest rates for MBL are either fixed or floating. The floating rates are determined based on the 6-month LIBOR, with reset dates of 15 March and 15 September or 15 June and 15 December.

Effective contractual spread. The current LBL and LCL effective contractual spread is 50 basis points for loans negotiated on or after 1 January 2014. Different spreads apply to loans negotiated prior to 2014. Loans under CSF are subject to an effective contractual spread of 200 basis points.

Maturity premium. Maturity premium is charged for LBLs and LCLs for which formal loan negotiations were completed on or after 1 April 2012 depending on the average loan maturity. The maturity premium is 10 basis points for loans with an average loan maturity of greater than 13 years and up to 16 years, and 20 basis points for loans with an average loan maturity of greater than 16 years and up to 19 years. A limit of 19 years applies to the average loan maturity of LBLs and LCLs. As of 31 December 2017, 196 committed loans totaling $30,211 million (155 committed loans totaling $23,180 million – 2016) and 215 approved loans totaling $33,546 million (179 approved loans totaling $27,141 million – 2016) were subject to maturity premium.

Rebates and surcharges. To maintain the principle of the cost pass-through pricing policy, ADB passes on the actual funding cost margin above or below LIBOR to its borrowers through a surcharge or rebate (Table 9). The funding cost margins are reset semi-annually (on 1 January and 1 July), and are based on the actual average funding cost margin for the preceding 6 months. The rebates or surcharges are passed on to borrowers by incorporating them into the interest rate for the succeeding interest period. ADB returned a sub-LIBOR funding cost margin of $43 million to its borrowers in 2017 ($62 million – 2016).

Table 9: Funding Cost Margin on LIBOR-based Loans[a]
(% per year)

Type	(Rebate) or Surcharge			
	1 July 2017	1 January 2017	1 July 2016	1 January 2016
LIBOR-based Loans				
US dollar	(0.05)	(0.07)	(0.07)	(0.11)
Yen	(0.56)	(0.52)	(0.48)	(0.47)
Euro	(0.33)	(0.35)	(0.35)	(0.39)
New Zealand dollar	0.29	0.29	0.29	0.29
CSF Loans				
US dollar	0.01	(0.04)	(0.04)	(0.04)

( ) = negative, CSF = Countercyclical Support Facility, LIBOR = London interbank offered rate, US = United States.

[a] Funding cost margins are announced on 1 January and 1 July and are valid for 6 months.

Commitment charge. The current commitment charge for LBLs and LCLs is 15 basis points, except for loans under the CSF which are subject to a commitment charge of 75 basis points. The commitment charge is levied on undisbursed loan balances beginning 60 days after signing of the applicable loan agreement; charges begin to accrue when the loan becomes effective.

Table 10 shows the summary of charges on regular OCR loans.

Table 10: Summary of Charges on Regular OCR Loans
(basis point)

Item	LBL[a]	LBL (Old)[b]	LBL (CSF)	PSCL ($)	PSCL (¥)
A. Cost Base Rate	6-month LIBOR			Weighted average cost of allocated debt for previous 6 months	
B. Lending Spread					
1. Contractual spread		60	200	60	60
a. Negotiated 1 October 2007–30 June 2010	20				
b. Negotiated 1 July 2010–30 June 2011	30				
c. Negotiated 1 July 2011–31 December 2013	40				
d. Negotiated on or after 1 January 2014	50				
2. Waiver[c]				(20)	
C. Maturity Premium[d]					
1. Average loan maturity of >13 years up to 16 years	10				
2. Average loan maturity of >16 years up to 19 years	20				
D. (Rebate) or Surcharge[e]					
1. US dollar	(5)	(5)	1		
2. Yen	(56)	(56)			
3. Euro	(33)				
4. New Zealand dollar	29				
E. Commitment Charges	15		75		

( ) = negative, CSF = Countercyclical Support Facility, LBL = LIBOR-based loan, LIBOR = London interbank offered rate, OCR = ordinary capital resources, PSCL = pool-based single currency loan, US = United States.

[a] Applicable to loans negotiated on or after 1 October 2007.
[b] Applicable to loans negotiated before 1 October 2007.
[c] In December 2016, the Board of Directors approved, for borrowers of US dollar pool-based single currency loans (PSCLs) that do not have arrears with ADB, the continuation of the waiver of 20 basis points (bps) of the lending spread for all interest periods commencing from 1 January 2017 up to and including 31 December 2017.
[d] For LBLs and local currency loans (LCLs) for which formal loan negotiations were completed on or after 1 April 2012, a maturity premium is added to the contractual spread and applied for the entire life of the loan.
[e] Rebates or surcharges for all LBLs are determined in January and July every year on the basis of the actual average funding cost under or over LIBOR for the preceding 6 months. Information presented is applicable for the period 1 July – 31 December 2017.

Source: Asian Development Bank Treasury Department.

Concessional OCR loan terms. ADB offers concessional loans to help reduce poverty in ADB's poorest member countries. Table 11 shows the summary of lending terms on currently available concessional OCR loans.

Table 11: Concessional OCR Lending Terms

Terms	Concessional Assistance-only Countries[a]	OCR Blend Countries[b]	Emergency Assistance
A. Maturity (years)[c]	24 - 32	25	40
B. Grace period (years)[c]	8	5	10
C. Interest rate during the grace period[c]	1.0%	2.0%	1.0%
D. Interest rate during the amortization period[c]	1.5%	2.0%	1.0%

E. Principal repayment
  1. First 10 years after the grace period
  2. Year thereafter
	Equal	Equal	2.0%[d]
			4.0%[d]

[a] Countries that are eligible for concessional OCR loans and/or ADF grants.

[b] Countries that are eligible for regular OCR loans and concessional OCR loans.

[c] Applicable for projects which loan negotiations were completed on or after 1 January 2013.

[d] Principal repayment will be calculated based on the approved loan amount multiplied by the annual rate of 2.0% for the first 10 years after the grace period and 4.0% thereafter.

Source: Asian Development Bank Controller's Department.

Additional currency choices. In addition to special drawing rights (SDR) as a liability currency, concessional OCR loan borrowers may also choose a loan liability currency in a currency that is available under ADB's LIBOR-based product and is a currency that is available in the SDR basket, subject to ADB's confirmation of the availability of such currency. The eligible loans are (i) all concessional OCR loans for which formal loan negotiations are completed on or after 1 January 2017 (new loans) and (ii) all concessional OCR loans for which formal loan negotiations are completed before 1 January 2017 that are not effective until 30 June 2017 (other eligible loans). At the end of 2016, there were 36 other eligible loans totaling $1,902 million (at 31 December 2016 exchange rate). As of 30 June 2017[9], 5 borrowers signed amended loan agreements for 11 loans selecting USD as the currency.

Currency management strategy. ADB's approved currency management strategy aims to reduce or eliminate currency risk on ADB's balance sheet. Such currency risks stem from the fact that the OCR balance sheet has received equity in SDR as a result of the transfer of the ADF loans that are predominantly in SDR, while newly approved loans (both regular and concessional) are expected to be primarily denominated in US dollars. Thus, there is potential misalignment between the currency denomination of ADB's equity and its assets. As of 31 December 2017, ADB has undertaken currency management transactions with total notional value of $8.3 billion equivalent.

HIPC Initiative. The ADB Board of Governors adopted a resolution in 2008 for ADB to participate in the HIPC Initiative and to provide Afghanistan with debt relief for its concessional OCR loans (formerly ADF loans). The amount of debt relief including principal and interest was $106 million and was to be provided through a reduction of Afghanistan's debt service from July 2008 to February 2028. As of 31 December 2017, $25 million principal loan amount had been written off and $9 million interest income waived, bringing the remaining balance of the amount of debt relief to $72 million which comprise of principal loan amount of $57 million and $15 million interest. The write-off of the loan principal and interest of the HIPC-related loans will continue as loan service payments fall due till February 2028.

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[9] Additional currency choices for other eligible loans ended on 30 June 2017.

Nonsovereign loan terms. For nonsovereign loans, ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges for each loan. The lending spread is intended to cover ADB's risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.5% depending on the transaction. ADB applies a commitment fee (typically 0.50% to 0.75% per year) on the undisbursed loan balance.

LCLs are priced based on relevant local funding benchmarks or ADB's funding costs and a market-based spread.

Direct value-added official loan cofinancing. In 2017, $3,532 million loan cofinancing from official and other concessional cofinancing sources was approved for 27 loan projects, of which $698 million is under ADB administration and $2,834 million is under collaborative arrangements. Also in 2017, a total of $5,556 million loan cofinancing from official and other concessional resources was committed for 35 loan projects, of which $844 million is under ADB administration and $4,711 million is under collaborative arrangements (Refer to Note F of OCR Financial Statements for loans administered by ADB as of 31 December 2017).

2. Equity Investments

The Charter allows the use of OCR for equity investments up to 10% of ADB's unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, excluding special reserves. At the end of 2017, the total equity investment portfolio for OCR, including prudential buffers[10], was $1,345 million ($1,133 million – 2016), or about 26% (63% – 2016) of the ceiling defined by the Charter.

In 2017, 8 equity investments were committed by ADB totaling to $287 million (4 equity investments totaling $95.9 million – 2016) and approved 9 equity investments totaling $390 million (four equity investments totaling $77 million – 2016). In 2017, ADB disbursed a total of $242 million ($79 million – 2016) and received a total of $28 million from capital distributions and divestments, whether in full or in part, in 17 projects. The divestments were carried out in a manner consistent with good business practices, after ADB's development role in its investments had been fulfilled, and without destabilizing the companies. As of 31 December 2017, outstanding equity investments totaled to $1,185 million ($814 million – 2016).

3. Guarantees

Guarantees are typically designed to facilitate cofinancing by mitigating the risk exposure of commercial lenders and capital market investors. Guarantees can be provided when ADB has a direct or indirect participation in a project or a related sector, through a loan, equity investment or technical assistance. ADB provides two primary guarantee products – a credit guarantee and a political risk guarantee. ADB's credit guarantee is designed as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on their own. ADB also provides political risk guarantees to cover specifically defined political risks. Reducing these risks can make a significant difference in mobilizing debt funding for projects. ADB has used its guarantee instruments successfully for infrastructure projects, financial institutions, capital markets, and trade finance. These instruments generally are not recognized in the balance sheet and have off-balance-sheet risks. For guarantees issued and modified after 31 December 2002, ADB recognizes at the inception of a guarantee the noncontingent aspect of its obligations. In 2017, ADB approved three new guarantee facilities and

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[10] Represents 80% and 100% of the signed and undisbursed amounts for private equity funds and direct equity investments, respectively.

24

an additional approval to one existing facility totaling $526 million (one new guarantee facility and an additional approval to one existing facility totaling $515 million – 2016).

ADB's outstanding exposure on guarantees as of 31 December 2017 and 2016 are shown in Table 12.

Table 12: Outstanding Guarantee Exposure
As of 31 December 2017 and 2016
($ million)

Item	2017	2016
Credit guarantee		
Trade related	1,272	1,088
Non-Trade related	883	996
Political risk guarantee	18	21
Gross outstanding exposure	2,173	2,105
Risk transferred	1,343	1,370
Net outstanding exposure	830	735

Trade Finance Program. The Trade Finance Program (TFP) comprises three products: (i) a credit guarantee facility, under which ADB issues guarantees to participating international and regional banks to guarantee payment obligations issued by an approved DMC and/or local banks in selected DMCs; (ii) a revolving credit facility, under which ADB provides trade-related loans to DMC banks in support of DMC companies' export and import activities; and (iii) a risk participation agreement, under which ADB shares risk with international banks to support and expand trade in challenging and frontier markets. The credit guarantee and revolving credit facility are unfunded and funded products, respectively, while the risk participation agreement covers both funded and unfunded products.

In 2017, TFP supported $4,484 million ($3,090 million – 2016) in trade through 65 DMC banks in 15 different countries. Of the trade supported, $1,672 million was financed by ADB ($1,325 million – 2016) and $2,812 million was cofinanced ($1,765 million – 2016).

TFP transactions have average maturities of less than 180 days which enabled the TFP to revolve its $1 billion limit in 2017 to finance a total of $1,672 million of guarantees and loans. As of 31 December 2017, TFP unused risk participation amounted to $127 million ($125 million – 2016), TFP guarantees outstanding totaled $1,272 million ($1,088 million – 2016) and loans outstanding totaled $77 million ($43 million – 2016). Of the outstanding TFP guarantees and loans, $592 million were with risk distribution ($481 million – 2016), resulting in a net exposure of $757 million ($650 million – 2016).

Supply Chain Finance Program. In 2012, ADB established the Supply Chain Finance Program totaling $200 million to provide guarantees and loans (both without government guarantee) through partner financial institutions to support payments to suppliers and distributors of goods in DMCs. In 2017, the program provided guarantees of $118 million ($101 million – 2016) and the outstanding guarantee amount as of 31 December 2017 was $50 million ($29 million – 2016).

4.   Syndications

Syndications refer to the pooling of financing and sharing of risk among financiers. It enables ADB to mobilize cofinancing by transferring some or all the risks associated with its loans and guarantees to other financing partners.[11] Thus, syndications decrease and diversify the risk profile

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[11] Depending on whether ADB retains risk or not, ADB may or may not have a contingent liability.

of ADB's financing portfolio. Syndications may be on a funded or unfunded basis, and they may be arranged on an individual, portfolio, or any other basis consistent with industry practices. Under this activity, in 2017,4 projects totaling to $240 million were signed (2 projects for $239 million – 2016) and one project for $200 million was approved (5 projects for $203 million – 2016).[12]

5. Debt Management Products

ADB offers debt management products to members and entities fully guaranteed by members in relation to their third-party liabilities.

Debt management products offered by ADB include currency swaps, including local currency swaps, and interest rate swaps. While currency swaps include the possibility of members or guaranteed entities transforming a foreign currency liability into a local currency liability, the reverse transformation of a local currency liability into a foreign currency liability is not offered.

E. Financing Resources

ADB's ordinary operations are financed from ADB's OCR, which consist primarily of its subscribed capital stock, proceeds from its borrowings, and funds derived from its ordinary operations.

1. Equity

As of 31 December 2017, ADB had 67 members with Japan and the United States as the two largest shareholders. Out of the 67 members, 27 members are non-borrowing members holding 66.8% of total shareholdings with a total voting power of 61.5%. The capital subscription of all ADB members is shown in OCR-8 of the Financial Statements.

The total authorized capital of ADB was 10,638,933 shares valued at $151,512 million as of 31 December 2017. Subscribed capital was 10,614,853 shares valued at $151,169 million which consisted of $7,578 million paid in and $143,591 million callable capital. The details of ADB's equity as of 31 December 2017 and 2016 are shown in Table 13.

Table 13: Details of Equity
($ million)

	2017	2016
Authorized (SDR106,389 = $151,512)		
Subscribed (SDR106,149)	151,169	142,699
Less: Callable capital subscribed	143,591	135,545
Paid-in capital subscribed	7,578	7,154
Less: Other adjustments[a]	576	755
	7,002	6,399
Add: (1) One-time income from ADF assets transfer	30,748	–
(2) Other reserves[b]	12,519	10,815
Total Equity	50,269	17,214

[a] Comprises capital transferred to the Asian Development Fund in 2016 and discount and nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital. (See OCR-1 of the Financial Statements).

[b] Includes ordinary reserve, special reserve, loan loss reserve, surplus, and net income after appropriation less net notional amounts required to maintain value of currency holdings, cumulative revaluation adjustments and accumulated other comprehensive loss. (See OCR-1 of the Financial Statements).

---

[12] A B-loan is a tranche of a direct loan nominally advanced by ADB, subject to eligible financial institutions taking funded risk participation within such a tranche and without recourse to ADB. It complements an A-loan funded by ADB. B-loan figures for 2017 and 2016 include US dollar and local currency complementary loans.

Callable capital. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital.

Paid-in capital. ADB's paid-in capital may be freely used in its ordinary operations, except that DMCs have the right under the Charter to restrict the use of a portion of their paid-in capital to making payments for goods and services produced and intended for use in their respective territories. (See OCR-10 of the Financial Statements, Note C).

In March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from the ADF assets transferred to OCR to ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387.

Total equity increased from $17,214 million as of 31 December 2016 to $50,269 million as of 31 December 2017. This resulted from (i) $32,899 million comprehensive income in 2017 mainly from the recognition of one-time income from ADF assets transferred and the favorable translation adjustment of SDR denominated assets; (ii) $64 million return of set-aside resources; (iii) $299 million from the increase in the USD value of paid-in capital mainly due to the appreciation of SDR against US dollar, net of member's maintenance of value obligations; (iv) demand notes encashment totaling $157 million; offset by (v) $364 million allocation of 2016 net income to Special Funds.

Allocation of OCR net income. In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year's net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of net income to Special Funds to support development activities in the DMCs. In May 2017 and 2016, the Board of Governors approved the allocation of OCR's net income for 2016 and 2015, respectively, as shown in Table 14.

Table 14: Allocation of OCR Net Income
($ million)

	2016	2015
Net Income	7	556
Appropriation of guarantee fee to special reserve	(18)	(19)
Adjustment (to) from loan loss reserve	(15)	43
Adjustment from (to) cumulative revaluation adjustments	514	(213)
Allocable net income	488	367
Allocation to ordinary reserve	124	208
Allocation to special funds		
Asian Development Fund	259	120
Technical Assistance Special Fund	60	40
Asia Pacific Disaster Response Fund	20	–
Climate Change Fund	15	–
Regional Cooperation and Integration Fund	10	–
Total Allocated Net Income	488	367

Note: Numbers may not sum precisely because of rounding.

2. Borrowings

General Borrowing Policies. Under the Charter, ADB may borrow only with the approval of the country in whose market ADB's obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries, and the availability of funds in such other countries, giving due regard to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus). Based on such policy, the sum of such capital and reserves as of 31 December 2017 was $148,400 million ($110,043 million – 2016). The aggregate of ADB's gross outstanding borrowings after swaps of $88,429 million as of 31 December 2017 ($77,232 million – 2016) was equivalent to 60% (70% – 2016) of such ceiling.

Funding Operations. ADB raises funds for its ordinary operations through the issue and sale of debt obligations in the international capital markets. ADB's primary borrowing objective is to ensure the availability of funds for its operations at the most stable and lowest possible cost. Subject to this objective, ADB seeks to diversify its funding sources across markets, instruments, and maturities. In 2017, ADB continued to employ a strategy of issuing liquid benchmark bonds to maintain its presence in key currency bond markets, and raising funds through opportunistic financing and private placements, such as retail-targeted transactions and structured notes, which provide ADB with cost-efficient funding levels. ADB has offered new and innovative thematic products such as health and gender bonds (Table 15), as well as borrowings in new currencies such as Russian ruble and Swedish krona. This is in addition to increased efforts to raise local currency funding to meet the growing demand for nonsovereign local currency loans. ADB's Indonesian rupiah-linked bond in December was the first bond issued by a multilateral development bank of which Indonesia is a shareholder.

Table 15: Overview of Outstanding Thematic Bonds

Themes	Amount ($ million)	Maturity range of bonds issued
Green	3,269	3 to 10 years
Water	301	3 to 5 years
Health	97	10 years
Gender	90	10 years
Total Outstanding Thematic Bonds	**3,757**	

2017 funding operations. In 2017, ADB raised the equivalent of $28,593 million ($20,602 million – 2016) in medium- and long-term funds with 91 borrowing transactions. The new borrowings were raised in 15 currencies: Australian dollar, Brazilian real, Euro, Hong Kong dollar, Indian rupee, Indonesian rupiah, Japanese yen, Mexican peso, New Zealand dollar, Pound sterling, Russian ruble, Swedish krona, South African rand, Turkish lira, and US dollar. The average maturity to first call date of these borrowings was 5.4 years (4.1 years – 2016) at the time of issue. Of the 2017 borrowings, $26,103 million was raised through 43 public offerings and the remaining $2,490 million was raised through 48 private placements.

ADB also raised $7,540 million ($8,341 million – 2016) of short-term funds under its Euro-Commercial Paper Program (ECP). Of the ECPs issued in 2017, $1,595 million were outstanding as of 31 December 2017. Table 16 shows details of 2017 borrowings as compared with 2016.

28

Table 16: Borrowings
($ million)

Item	2017	2016
Medium and Long Term		
Total Principal Amount	28,593	20,602
Average Maturity to First Call (years)	5.4	4.1
Average Final Maturity (years)	5.7	5.1
Number of Transactions		
Public Offerings	43	28
Private Placements	48	46
Number of Currencies (before swaps)		
Public Offerings	8	5
Private Placements	12	10
Short Term[a]		
Total Principal Amount[b]	7,540	8,341
Number of Transactions	26	62
Number of Currencies	1	1

[a] All euro commercial papers.
[b] At year-end, the outstanding principal amount was $1,595 million in 2017 ($2,330 million in 2016).

Use of derivatives. ADB undertakes currency and interest rate swaps to cost-efficiently and on a fully hedged basis raise the currencies needed for its operations, while maintaining its borrowing presence in major capital markets. Figures 3 and 4 show the effects of swaps on the currency composition and interest rate structure of ADB's outstanding borrowings as of 31 December 2017. Interest rate swaps are also used for asset and liability management purposes to match the liabilities with the interest rate characteristics of loans.



Figure 3: Effect of Swaps on Currency Composition of Borrowings
As of 31 December 2017
(%)

Currency Composition of Outstanding Borrowings (Before Swaps)

Australian dollar 10.6
New Zealand dollar 2.0
Other Currencies[a] 10.4
US dollar 77.0

Currency Composition of Outstanding Borrowings (After Swaps)

yen 1.5
Other Currencies[b] 2.6
US dollar 95.9

[a] Other currencies include the Brazilian real, Canadian dollar, Chinese yuan, Euro, Georgian lari, Hong Kong dollar, Indian rupee, Indonesian rupiah, Japanese yen, Mexican peso, Pound sterling, Rusian ruble, Singapore dollar, Swedish krona, South African rand, Swiss franc and Turkish lira.
[b] Other currencies include the Chinese yuan, Euro, Georgian lari, Indian rupee and Indonesian rupiah.

Figure 4: Effect of Swaps on Interest Rate Structure of Borrowings
As of 31 December 2017
(%)

Interest Rate Structure of
Outstanding Borrowings
(Before Swaps)



Interest Rate Structure of
Outstanding Borrowings
(After Swaps)



F.   Liquidity Portfolio

The liquidity portfolio helps ensure the uninterrupted availability of funds to meet loan disbursements, debt servicing, and other cash requirements; provides a liquidity buffer in the event of financial stress; and contributes to ADB's earning base. ADB's Investment Authority governs ADB's investments in liquid assets. The primary objective is to maintain the security and liquidity of the funds invested. Subject to these two parameters, ADB seeks to maximize the total return on its investments. ADB does not switch currencies to maximize returns on investments, and investments are generally made in the same currencies in which they are received. At the end of 2017, ADB held liquid investments in 15 currencies.

Liquid investments are held in government or government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions. To a limited extent, they are also held in corporate bonds that are rated at least A–. These investments are held in five portfolios—core liquidity, operational cash, cash cushion, discretionary liquidity, and ad hoc—all of which have different risk profiles and performance benchmarks. The year-end balance of the portfolios in 2017 and 2016 is presented in Table 17. The amortized cost and fair value returns of the portfolios are presented in Table 18.

Table 17: Year-End Balance of Investment Portfolio[a]
($ million)

Item	2017	2016
Core Liquidity Portfolio	19,746	16,367
Cash Cushion Portfolio	2,651	1,538
Operational Cash Portfolio	168	98
Discretionary Liquidity Portfolio	13,277	8,437
Ad hoc Portfolio	619	120
Total	**36,461**	**26,560**

[a] Including securities purchased under resale arrangements, securities transferred under repurchase agreements, and investment related swaps. The composition of the liquidity portfolio may shift from year to year as part of ongoing liquidity management.

Table 18: Return on Investment Portfolio
(%)

| Item | Annualized Return | | | |
| | Amortized Cost | | Fair Value | |
	2017	2016	2017	2016
Core Liquidity Portfolio	1.6	1.9	1.3	1.0
Cash Cushion Portfolio	1.4	0.9	1.4	0.9
Operational Cash Portfolio – USD	0.6	0.7	0.6	0.7
Discretionary Liquidity Portfolio[a]	0.4	0.5	0.4	0.5
Ad hoc Portfolio	2.2	3.4	2.2	5.0

Note: The amortized returns are based on income from investments and realized gains and losses reported in the Statement of Income and Expenses. The fair value return incorporate unrealized gains and losses that are reported as part of other comprehensive income loss and movements are dependent on prevailing market environment.

[a] Spread over funding cost.

The core liquidity portfolio (CLP) is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The portfolio has been funded by equity, and the average duration of the major currencies in the portfolio was about 3.0 years (3.1 years – 2016) as of 31 December 2017.

The cash cushion portfolio holds the proceeds of ADB's borrowing transactions pending disbursement. It is invested in short-term instruments and aims to maximize the spread earned between the borrowing cost and the investment income.

The operational cash portfolio, designed to meet net cash requirements over a 1-month horizon, is funded by equity and invested in short-term highly liquid money market instruments.

The discretionary liquidity portfolio is used to support medium-term funding needs and is funded by debt to provide flexibility in executing the funding program over the medium-term to opportunistically permit borrowing ahead of cash-flow needs, and to bolster ADB access to short-term funding through continuous presence in the market.

G. Contractual Obligations

In the normal course of business, ADB enters into contractual obligations that may require future cash payments. Table 19 summarizes ADB's significant contractual cash obligations as of 31 December 2017 and 2016. Long-term debt includes direct medium- and long-term borrowings, excluding swaps, and excludes unamortized premiums, discounts, and the effects of applying ASC 815. Other long-term liabilities correspond to accrued liabilities, including pension and postretirement medical benefits.

Table 19: Contractual Cash Obligations
($ million)

Item	2017	2016
Long-Term Debt	67,966	55,928
Undisbursed Loan Commitments	43,894	29,787
Guarantee Commitments	2,500	2,462
Undisbursed Equity Investment Commitments	354	422
Undisbursed Commitments for Other Debt Securities	–	75
Other Long-Term Liabilities	1,324	1,445
Total	**116,038**	**90,119**

H.   Risk Management

In its operations, ADB faces various kinds of risks, including financial, operational, and other organizational risks. ADB has a risk management framework that is built on the three core components of governance, policies, and processes. Governance starts with the Board of Directors, which plays a key role in reviewing and approving risk policies that define ADB's risk appetite. ADB also maintains an independent risk management group and has various management-level committees with responsibility to oversee bank-wide risk issues and endorse related decisions for approval by the Board and President. ADB's risk management framework also includes the Risk Committee, which provides high-level oversight of ADB's risks and recommends risk policies and actions to the President.

ADB monitors the credit profile of existing transactions in the operations portfolio, conducts risk assessments of new nonsovereign transactions, and assumes responsibility for resolving distressed transactions when necessary. It also monitors market and credit risks in treasury operations, such as the credit quality of counterparties, interest rate risk, and foreign exchange risk. In addition, ADB has developed an operational risk management framework for the institution. For the aggregate portfolio, ADB monitors limits and concentrations; sets aside loan loss reserves; provides loan loss provisions, including collective provision requirements; and assesses its capital adequacy.

Risks to which ADB is exposed in carrying out its mission include: (i) credit risk, (ii) market risk, (iii) liquidity risk, and (iv) operational risk. This section discusses each of these risks as well as ADB's capital adequacy—ADB's ultimate protection against unexpected losses—and its asset and liability management.

The combination of ADF and OCR on 1 January 2017 roughly tripled ADB's risk-bearing capacity and has and will continue to enable a substantial increase in lending. ADB has reviewed its entire financial and risk management framework to implement this combination.

1.   Credit Risk

Credit risk is the risk of loss that could result if a borrower or counterparty defaults or if its creditworthiness deteriorates. Related to credit risk, ADB also faces concentration risk, which arises when a high proportion of the portfolio is allocated to a specific country, industry sector, obligor, type of instrument, or individual borrower.

ADB assigns a risk rating to each loan, guarantee, and treasury counterparty (Table 20). For nonsovereign transactions, the rating typically is not better than that of the sovereign.

Table 20: Asian Development Bank Internal Risk Rating Scale

ADB Internal Rating Scale	Credit Rating Agency Equivalent	ADB Definitions
1	AAA / Aaa to A / A2	Lowest expectation of credit risk
2	A– / A3	Very low credit risk
3	BBB+ / Baa1	Low credit risk
4	BBB / Baa2	Low credit risk
5	BBB– / Baa3	Low to medium credit risk
6	BB+ / Ba1	Medium credit risk
7	BB / Ba2	Medium credit risk
8	BB– / Ba3	Medium credit risk
9	B+ / B1	Significant credit risk
10	B / B2	Significant credit risk
11	B– / B3	Significant credit risk
12	CCC+ / Caa1	High credit risk
13	CCC / Caa2 to C	Very high credit risk
14	D	Default

ADB = Asian Development Bank.

Table 21: Exposure to Credit Risk
As of 31 December 2017 and 2016

Item	2017 Exposure ($ million)	2017 Rating (1–14)	2016 Exposure ($ million)	2016 Rating (1–14)
Sovereign operations	96,577		62,983	
a. Regular OCR Loan and guarantee[a]	66,978	5.0 / BBB–	62,832	4.9 / BBB–
b. Concessional OCR Loan	29,447	9.3 / B+	n/a	n/a
b. Equity Investments[b]	152	n/a	150	n/a
Nonsovereign operations	7,962		7,175	
a. Loan and guarantee[a]	6,824	6.1 / BB+	6,483	6.0 / BB+
b. Equity Investments[b]	1,138	n/a	692	n/a
Treasury	38,322	1.1 / AA	27,397	1.1 / AA
a. Fixed income	26,335	1.1 / AA+	22,251	1.1 / AA
b. Cash instruments	11,953	1.1 / A+	5,052	1.1 / A+
c. Derivatives	34	1.0 / AA–	93	1.0 / AA–
Aggregate Exposure	**142,862**	**4.9 / BBB–**	**97,554**	**3.9 / BBB**

n/a = not applicable.

Note: Numbers may not sum precisely because of rounding.

[a] Sum of outstanding loan balances, present value of guaranteed obligations, and securities classified as debt.

[b] At fair value. Inclusive of one hybrid instrument classified as other debt securities.

ADB is exposed to credit risk in its sovereign, nonsovereign, and treasury operations. The sovereign portfolio includes sovereign loan and guarantees as well as one equity investment, while the nonsovereign portfolio includes nonsovereign loan and guarantees, equity investments (direct and private equity funds), and other debt securities. The treasury portfolio includes fixed-income securities, cash and cash equivalents, and derivatives. Table 21 details the credit risk exposure and weighted average risk rating for each asset class. Aggregate credit risk weakened to 4.9 (BBB–) in 2017 from 3.9 (BBB) in 2016 because of the addition of the weaker rated concessional OCR loans following the transfer of ADF loans to OCR. The transfer also triggered substantial exposure growth of all operations. ADB's sovereign operations grew by 53% year-on year, treasury operations by 40%, and nonsovereign operations by 11%.

Credit risk in the sovereign portfolio. Sovereign credit risk is the risk that a sovereign borrower or guarantor will default on its loan or guarantee obligations. ADB manages its sovereign credit risk through loan loss provisions and reserves as well as by maintaining conservative equity levels. ADB's regular OCR loan operations have experienced no loss of principal.[13] Countries that previously had delayed payments eventually repaid and returned their loans to accrual status.

ADB charges provisions against income for a specific transaction.[14] In addition, ADB also appropriates loan loss reserves within equity for the average loss that ADB could incur on performing loans and guarantees. The provisions are based on projections of future repayment capacity. The loan loss reserve calculation is informed by the historical default experience of sovereign borrowers to multilateral development banks. The sum of the provisions and loan loss reserves represents ADB's expected loss for sovereign operations. The 2017 results are discussed below.

Sovereign loan and guarantee exposure. The weighted average risk rating of the sovereign loan and guarantee portfolio weakened to 6.3 (BB+) in 2017 from 4.9 (BBB–) in 2016 because of the addition of concessional OCR loans which carried the weighted average rating of 9.3 (B+) (Figure 5). Refer to Note F of OCR Financial Statements for additional information.

Figure 5: Sovereign Loan and Guarantee Exposure by Credit Quality
As of 31 December 2017 and 2016
(%)


2017
Medium credit risk 20.5
Significant credit risk 26.7
High credit risk 1.6
Low credit risk 51.2
2016
Medium credit risk 11.5
Significant credit risk 14.1
High credit risk 0.1
Low credit risk 74.3

Notes: Low credit risk = exposures with risk rating 1–5, medium credit risk = exposures with risk rating 6–8, significant credit risk = exposures with risk rating 9–11, high credit risk = exposures with risk rating 12–14. Percentages may not total 100% because of rounding.

Sovereign concentrations. ADB has assumed some concentration risk to fulfill its development mandate. The three largest borrowers—the People's Republic of China, India, and Pakistan—represented 43.5% of the portfolio in 2017 (Table 22).

[13] In 2008, debt relief was provided to concessional loan facilities to Afghanistan under the Heavily Indebted Poor Countries Relief Policy. The amount of debt relief including principal and interest was $106 million and has been provided through a reduction of Afghanistan's debt service from July 2008 to February 2028.

[14] Specific provision under the sovereign portfolio is associated with the debt relief provided to concessional loans to Afghanistan.

34

Table 22: Sovereign Country Exposure[a]
As of 31 December 2017 and 2016

Country	2017		2016	
	$ million	%	$ million	%
People's Republic of China	16,284	16.9	15,615	24.8
India	14,720	15.2	13,331	21.2
Pakistan	10,975	11.4	4,570	7.3
Indonesia	9,393	9.7	8,700	13.8
Bangladesh	8,685	9.0	2,126	3.4
Others	36,519	37.8	18,641	29.6
Total	**96,577**	**100.0**	**62,983**	**100.0**

Note: Numbers may not sum precisely because of rounding.

[a] The sum of disbursed and outstanding loan balances, present value of guaranteed obligations and fair values of equities.

Expected loss. The expected loss of sovereign lending and guarantee operations increased to $509 million in 2017 from $151 million in 2016 because of the continued increase in regular OCR loans and the transfer of concessional loans from ADF to OCR. Expected loss is managed through allowance for HIPC debt relief, fair value adjustment of concessional OCR loans and loan loss reserves, which represent 0.1%, 0.3% and 0.2% of the sovereign portfolio, respectively.

Credit and equity risks in the nonsovereign portfolio. Nonsovereign credit risk is the risk that a borrower will default on a loan or guarantee obligation for which ADB does not have recourse to a sovereign entity. ADB's nonsovereign credit risk is accordingly considered more significant than in the sovereign operations. In addition, ADB's exposure is concentrated in the utilities and finance sectors. ADB employs various policy-based measures to manage these risks.

The Investment Committee and the Risk Committee oversee risks in the nonsovereign portfolio. The Investment Committee reviews all new nonsovereign transactions for creditworthiness and pricing. The Risk Committee monitors aggregate portfolio risks and individual transactions with deteriorating creditworthiness. The Risk Committee also endorses changes in portfolio risks and management policy, and expected loss of the aggregate portfolio together with loan loss provisions and reserves.

ADB manages its nonsovereign credit risk by assessing all new transactions at the concept clearance stage and before final approval. Following approval, all exposures are reviewed at least annually; more frequent reviews are performed for those that are more vulnerable to default or have defaulted. In each review, ADB assesses whether the risk profile has changed; takes necessary actions to mitigate risks and either confirms or adjusts the risk rating; and updates the valuation for equity investments including assessing whether impairments are considered other than temporary.

ADB will provide specific provisions where necessary in accordance with its provisioning policy. ADB recognizes specific provisions in net income for known or probable losses in individual loans or guarantees, and collective provisions for probable losses that exist collectively in disbursed and performing loans rated below investment grade. In addition, ADB appropriates loan loss reserves within equity for the average loss that ADB would expect to incur in the course of lending for credit transactions that are rated investment grade. The collective provision and loan loss reserve are based on historical default data from Moody's Investors Service that is mapped to ADB's portfolio. ADB annually tests whether this external data reasonably corresponds to ADB's actual loss experience and may adjust estimates on the basis of this back testing. The sum of the specific provision, collective provision, and loan loss reserve represents ADB's expected loss for nonsovereign operations.

ADB uses limits for countries, industry sectors, corporate groups, obligors, products and individual transactions to manage concentration risk in the nonsovereign portfolio. The 2017 results are discussed below.

Nonsovereign loan and guarantee exposure. ADB assigns a risk rating to each nonsovereign loan and guarantee. ADB's weighted average risk rating weakened slightly to 6.1 (BB+) in 2017 from 6.0 (BB+) in 2016 because of downgrades of some nonsovereign transactions (Figure 6). Refer to Note F of OCR Financial Statements for additional information.

Figure 6: Nonsovereign Loan and Guarantee Exposure by Credit Quality
As of 31 December 2017 and 2016
(%)


2017
Significant credit risk 25.2
High credit risk 1.3
Medium credit risk 35.9
Low credit risk 37.6
2016
Significant credit risk 22.6
High credit risk 0.6
Medium credit risk 37.0
Low credit risk 39.8

Notes: Low credit risk = exposures with risk rating 1–5, medium credit risk = exposures with risk rating 6–8, significant credit risk = exposures with risk rating 9–11, high credit risk = exposures with risk rating 12–14.

Nonsovereign equity exposure. The nonsovereign private equity portfolio has two components: (i) direct equity investments, where ADB owns shares in investee companies; and (ii) private equity funds, where ADB has partial ownership of a private equity fund, managed by a fund manager, which acquires equity stakes in investee companies. ADB's nonsovereign private equity portfolio increased to $1 billion in 2017 from $692 million in 2016 because of new transactions and increased valuations of some investments. Refer to Note H of OCR Financial Statements for additional information.

Nonsovereign concentrations. The three largest nonsovereign country exposures as of 31 December 2017 were India (22.8%), the People's Republic of China (14.9%), and Thailand (7.6%). The exposure of the top three countries decreased from 46.3% in 2016 to 45.3% in 2017 (Table 23). All country exposures complied with ADB exposure limits.

Table 23: Nonsovereign Country Exposure[a]
As of 31 December 2017 and 2016

Country	2017 $ million	2017 %	2016 $ million	2016 %
India	1,819	22.8	1,585	22.1
People's Republic of China	1,186	14.9	1,216	17.0
Thailand	605	7.6	515	7.2
Pakistan	391	4.9	377	5.3
Indonesia	379	4.8	304	4.2
Others	3,583	45.0	3,177	44.3
Total	**7,962**	**100.0**	**7,175**	**100.0**

Note: Numbers may not sum precisely because of rounding.

[a] The sum of disbursed and outstanding loan balances, present value of guaranteed obligations and fair values of equities.

ADB employs the Global Industry Classification Standard for its nonsovereign exposures. Under this standard, utilities represent the largest sectoral share of ADB's nonsovereign exposures (Table 24). ADB maintains higher exposures to this sector because of the importance of utilities to economic development. In addition, the high level of exposure to the utilities sector is deemed acceptable from a risk perspective because of the lack of correlation between the utilities sector in one country and another. The utilities sector is also fragmented with seven major sub-industries. To mitigate sector concentration risk, ADB conducts additional monitoring of and reporting on this sector and employs specialists in these areas.

Table 24: Nonsovereign Sector Exposure
As of 31 December 2017 and 2016

Sector	2017 $ million	2017 %	2016 $ million	2016 %
Utilities	2,908	36.5	2,656	37.0
Banks	1,531	19.2	1,511	21.1
Diversified Financials	1,190	14.9	916	12.8
Insurance	998	12.5	832	11.6
Administration	451	5.7	502	7.0
Energy	329	4.1	209	2.9
Others	556	7.0	550	7.7
Total	**7,962**	**100.0**	**7,175**	**100.0**

Note: Numbers may not sum precisely because of rounding.

Expected loss. The expected loss of nonsovereign lending and guarantee operations decreased to $77 million in 2017 from $82 million in 2016, despite growth in nonsovereign operations. This decrease was mainly due to updates of the technical parameters used to calculate expected loss. Expected loss is managed through specific allowance and collective allowance for loan losses and loan loss reserves, which represent 0.4%, 0.5% and 0.2% of the nonsovereign portfolio, respectively.

Credit risk in the treasury operations. Issuer default and counterparty default are credit risks that affect the liquidity portfolio. Issuer default is the risk that a bond issuer will default on its interest or principal payments, while counterparty default is the risk that a counterparty will not meet its contractual obligations to ADB.

To mitigate issuer and counterparty credit risks, ADB transacts only with institutions rated by reputable international rating agencies. The liquidity portfolio is also invested in conservative assets, such as money market instruments and government securities. In addition, ADB has established exposure limits for its corporate investments, depository relationships, and other investments.

ADB has counterparty eligibility criteria to mitigate counterparty credit risk arising through derivative transactions. In general, ADB will only undertake swap transactions with counterparties that meet the required minimum counterparty credit rating, have executed an International Swaps and Derivatives Association Master Agreement or its equivalent, and have signed a credit support annex. Under the credit support annex, derivative positions are marked to market daily, and the resulting exposures are generally collateralized by cash or US government securities. ADB sets exposure limits for individual swap counterparties and monitors these limits against current and potential future exposures. ADB enforces daily collateral calls as needed to ensure that counterparties meet their collateral obligations.

The weighted average credit rating for the liquidity portfolio was AA in 2017 with 97% of the portfolio rated A– or better.

As of 31 December 2017 and 2016, no fixed-income instruments, derivatives, or other treasury exposures were past due or impaired.

Deposits. Credit risk from investment deposits is considered low. ADB invests with depository institutions that have a minimum long-term average credit rating of A. ADB maintains a watch list of institutions that it perceives as potentially riskier than its credit rating represents based on an internal credit risk assessment. The size of the investment deposit is limited by the counterparty's tier one common equity and external credit rating.

Fixed income. Sovereign and sovereign-guaranteed securities, and those issued by government-related enterprises, including supranationals, represent 96% of ADB's fixed income assets. The remainder is in corporate bonds that are rated at least A– (Table 25). ADB will continue to monitor market developments closely and adjust its risk exposure accordingly.

Table 25: Fixed Income Portfolio by Asset Class
As of 31 December 2017 and 2016

Item	2017 $ million	2017 %	2016 $ million	2016 %
Government	12,398	47.0	10,955	49.2
Government Guaranteed	5,524	21.0	3,726	16.8
Government-Sponsored Enterprises and Supranationals	7,373	28.0	6,018	27.0
Corporates	1,041	4.0	1,552	7.0
Total	**26,335**	**100.0**	**22,251**	**100.0**

Note: Numbers may not sum precisely because of rounding.

Derivatives. All eligible swap counterparties are rated at least A–. Current exposure to counterparties rated below AA- is generally fully collateralized, while the uncollateralized exposure to those rated AA– and above are subject to specified thresholds. At the end of 2017, all counterparty marked-to-market exposures were fully collateralized, except for four counterparties whose uncollateralized exposures are within their established thresholds and minimum transfer amount and one counterparty that was issued a margin call and delivered the required collateral the next day.

Country exposure. At the end of 2017, treasury credit risk exposure was allocated across 30 countries with the largest five exposures presented in Table 26.

Table 26: Treasury Country Exposure
As of 31 December 2017 and 2016

Country	2017 $ million	2017 %	2016 $ million	2016 %
Japan	11,457	29.9	8,130	29.7
United States	8,942	23.3	6,862	25.0
Korea	3,071	8.0	2,245	8.2
Germany	2,777	7.3	2,133	7.8
Supranational	2,743	7.2	2,251	8.2
Others	9,332	24.4	5,776	21.1
Total	**38,322**	**100.0**	**27,397**	**100.0**

Note: Numbers may not sum precisely because of rounding.

2. Market Risk

Market risk is the risk of loss on financial instruments because of changes in market prices. ADB principally faces two forms of market risk: (i) interest rate risk; and (ii) foreign exchange risk.

Interest rate. Interest rate risk in the operations portfolio is hedged on the basis that borrowers' interest and principal payments are matched to ADB's borrowing expenses. Therefore, the borrower must assume or hedge the risk of fluctuating interest rates, whereas ADB's margins remain largely constant.

ADB is primarily exposed to interest rate risk through the liquidity portfolio. ADB monitors and manages interest rate risks in the liquidity portfolio by employing various quantitative methods.

ADB uses duration and interest rate value-at-risk (VaR) to measure interest rate risk in the liquidity portfolio. Duration measures the sensitivity of the portfolio's value to a parallel change in interest rates. Interest rate VaR provides an estimate of the portfolio value at a certain confidence level within a defined timeframe. ADB reports VaR with a 95% confidence level at a 1-year time horizon. Duration and VaR are ADB's primary monitoring tools for interest rate risk across the liquidity portfolio.

Foreign exchange. ADB minimizes exposure to exchange rate risk in its operations by matching where possible the currencies of its assets with the currencies of its liabilities. Borrowed funds or funds to be invested may only be converted into other currencies provided that they are fully hedged through cross currency swaps or forward exchange agreements. However, because of its multicurrency operations, ADB is exposed to fluctuations in reported US dollar results due to currency translation adjustments.

Value-at-risk. The interest rate 1-year value-at-risk of the total OCR, decreased from 2.6% of ADB's equity on 31 December 2016 to 0.62%[15] on 31 December 2017. This means there is a 5.0% probability that the portfolio will lose more than $311 million due to interest rate volatility over the next year assuming current market conditions.

Duration. Interest rate sensitivity of total OCR, as reflected in its weighted portfolio duration, decreased from 1.99 years as of the end of 2016 to 1.63 years as of the end of 2017.

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[15] With the combination of OCR and ADF Balance Sheet, total equity increased from $18.4 billion to $50.2 billion.

Stress testing. ADB measures how sensitive the total OCR is to parallel shifts in interest rates. If interest rates were to rise 2%, the total OCR would be expected to lose 3.2% of NAV ($1,181 million). ADB also uses historical and hypothetical scenario analysis to assess how the total OCR would respond to significant changes in asset values. Due to the high quality of ADB's investments, scenario analysis suggests the liquidity portfolio would appreciate during many historical stress scenarios, as demand for highly rated liquid securities increases (flight to quality). ADB monitors VaR and duration, and performs stress testing to manage market risk in the liquidity portfolio. The major currencies of the CLP bear the majority of ADB's market risk and account for 43% of ADB's OCR liquid asset portfolio by NAV. Major currencies include the US dollar, yen, euro, and pound sterling, and represented 81% of the CLP NAV.

3. Liquidity Risk

Liquidity risk can arise if ADB is unable to raise funds to meet its financial and operational commitments. ADB maintains core liquidity to safeguard against a liquidity shortfall in case its access to the capital market is temporarily denied. The overriding objective of the liquidity policy is to enable ADB to obtain the most cost-efficient funding under both normal and stressed situations and manage liquidity optimally to achieve its development mission. The Board of Directors approved a revised liquidity policy framework in November 2016. The revised policy redefined the prudential minimum liquidity as 100% of the 1-year net cash requirements. This represents the minimum amount of eligible liquidity necessary for ADB to continue operations even if access to capital markets is temporarily denied. Maintaining the prudential minimum liquidity level is designed to enable ADB to cover net cash requirements for 12 months without borrowing. The liquidity levels and cash requirements are monitored on an ongoing basis, with quarterly review by the Board of Directors.

4. Operational Risk

ADB defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people, and systems; or from external events. ADB manages its operational risks based on a framework endorsed by the Risk Committee and approved by the President in 2012. The framework enables ADB to implement an approach that focuses on identifying, assessing, and managing risks to minimize potential adverse impacts.

Key components of ADB's operational risk management approach include (i) employing the Operational Risk Self Assessment in its key business areas; (ii) using Key Risk Indicators for operational risk profile monitoring and the collection of risk event information; (iii) conducting selected Scenario Analysis programs to quantify potential exposures; and (iv) promoting risk awareness, including through presentations to staff on the application of the methodologies. ADB will continue maintaining the framework, while retaining the key operational risk methodologies and tools.

Like any other organization, ADB is exposed to various types of operational risk, which it mitigates by applying internal controls and monitoring areas of particular concern. ADB uses risk transfer, including insurance, for mitigating low-frequency, high-severity operational risks. ADB continuously strengthens its business continuity process and particularly information technology (IT) to reduce the impact of disruptions. In March 2016, an organizational resilience unit was created to lead and manage organizational resilience across ADB.[16]

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[16] ADB. 2016. ADB's Organizational Resilience. Manila.

5. Capital Adequacy

The Board of Directors approved a revised Capital Adequacy Framework in 2017 to enable the implementation of the combination of OCR and certain ADF assets. This framework establishes both institutional risk appetite and capital requirements. Its primary objective is to ensure that large risk events will not lead to a downgrade of ADB's AAA credit rating.

ADB's most significant risk is the potential default of a large portion of its loan portfolio. Credit risk is measured in terms of both expected and unexpected losses. For expected losses, ADB holds loan loss reserves and provisions. For unexpected losses, ADB relies on its income-generating capacity and capital, which is a financial institution's ultimate protection against unexpected losses that may arise from credit and other risks.

For credit risk, ADB principally uses stress testing to assess the capacity of its capital to absorb unexpected losses. ADB generates thousands of potential portfolio scenarios and imposes credit shocks that are large enough to account for 99% of those scenarios. ADB then assesses the impact of these shocks on its capital by modeling the ratio of equity to loans over the next 5 years. In addition, ADB includes a countercyclical buffer to enable ADB to meets its AAA objective under all phases of the credit cycle. Aside from credit risks, ADB also computes capital requirements for equity investment risk, operational risk, interest rate risk, counterparty risk, currency risk and pension risk.

Throughout 2017, ADB was adequately capitalized to continue development lending even in case of a severe credit shock. During 2017, ADB's AAA credit rating was also reaffirmed by the three major international credit rating agencies.

6. Asset and Liability Management

ADB has an asset and liability management policy framework that guides all financial policies related to asset and liability management including liquidity, investments, and equity management. The objectives of the asset and liability management are to safeguard ADB's net worth and capital adequacy, promote steady growth in ADB's risk-bearing capacity, and define financial policies to undertake acceptable financial risks. The aim is to provide resources for developmental lending at the lowest and most stable funding cost to borrowers, along with the most reasonable lending terms, while safeguarding ADB's financial strength. ADB's asset and liability management aims to safeguard net worth from foreign exchange rate risks, protect net interest margin from fluctuations in interest rates, and provide sufficient liquidity to meet the needs of ADB operations.

I. Internal Control over Financial Reporting

ADB Management has been assessing the effectiveness of its internal controls over financial reporting since 2008. ADB uses the *Internal Control—Integrated Framework (Framework)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Framework includes (i) codification of the 17 principles that support the 5 components of internal control, (ii) the concept of considering the potential of fraud risk as part of the risk assessment process, and (iii) considerations on outsourcing and increased relevance of information technology as a result of changes in the business and operating environment. For an effective system of internal control, the Framework requires that (i) each of the 5 components and the 17 principles is present and functioning, and (ii) the 5 components are operating together in an integrated manner.

ADB assessed the effectiveness of its internal control over financial reporting for its 2017 financial statements. ADB applied a risk-based evaluation framework for the assertion of the effectiveness of internal control over financial reporting for OCR and Special Funds, except for the ADB Institute (ADBI). The scope included a review of 52 business processes for financial reporting and four domains for the IT general computer controls. ADB staff across several departments and offices were responsible for (i) identifying and testing key controls, and (ii) assessing and evaluating the design and operating effectiveness of the business processes. The effectiveness of ADB's internal control over financial reporting has been audited by its external auditor, as stated in their respective reports, which expressed an unmodified opinion on the effectiveness of ADB's internal control over financial reporting for OCR and Special Funds (except for ADBI) as of 31 December 2017.

J.   Critical Accounting Policies and Estimates

Significant accounting policies are contained in Note B of the OCR financial statements. As disclosed in the financial statements, Management estimates the fair value of financial instruments. Because the estimates are based on judgment and available information, actual results may differ and could have a material impact on the financial statements.

Fair value of financial instruments. Under statutory reporting, ADB carries selected financial instruments and derivatives, as defined by ASC Topics 815 and 825, on a fair value basis. These financial instruments include embedded derivatives that are valued and accounted for in the balance sheet as a whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating market data requiring judgment and estimates. These are discussed in more detail in Note B of OCR's financial statements.

The pricing models used to determine the fair value of ADB's financial instruments are based on discounted cash-flow models. ADB reviews the pricing models to assess whether the assumptions are appropriate and produce results that reflect the reasonable valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs, such as interest rates, exchange rates, and option volatilities. The selection of these inputs may involve some judgment and may impact net income. ADB believes that the estimates of fair values are reasonable.

Provision for loan losses and loan loss reserves. In 2006, the Board of Directors approved the revision of the loan loss provisioning methodology for ADB's nonsovereign operations to a risk-based model. Provision against loan losses for impaired loans reflects Management's judgment and estimate of the present value of expected future cash flows discounted at the loan's effective interest rate. ADB considers a loan impaired when, based on current information and events, ADB will probably be unable to collect all the amounts due according to the loan's contractual terms. The provisioning estimate is done quarterly. In 2010, ADB refined the provisioning methodology to include collective provisioning for the nonsovereign portfolio.

ADB uses an internal risk-rating system to estimate expected loss for unimpaired loans. The probability of default is based on the historical default experience of sovereign borrowers to multilateral development institutions; for nonsovereign loans, it is based on Moody's Investors Service default data. A loan loss reserve is established within equity for the expected losses as an allocation of net income, subject to the approval of the Board of Governors.

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In 2017, ADB reviewed the loss reserve and provision policies and concluded that the existing framework and guiding principles of ADB's loss reserve and provision practices remain valid and should be maintained, but would benefit from technical updates to some of the risk parameters. The Board of Directors approved that the three parameters - probability of default (PD), loss given default (LGD), and exposure at default (EAD) – be determined based on the following principles: (i) PD: based on credit risk rating and the historical default frequencies of external providers; (ii) LGD: for sovereign loans, the LGD will vary depending on the classification of borrowers as regular OCR-only, OCR blend, or concessional assistance-only; for nonsovereign loans, LGD will be set based on borrowers and facility rating; and (iii) EAD: will be set depending on conditionality and likelihood of full drawdown at the time of a potential default.

Pension and other postretirement benefits. ADB provides staff pension and postretirement medical benefits for all eligible staff members, provided they have not reached the normal retirement age, which is 60 for staff on board before 1 October 2017 and 62 for staff who joined on or after 1 October 2017. Net periodic benefit costs are allocated between OCR and the ADF based on the agreed cost-sharing methodology. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations, and funded status associated with these plans are based on market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. For further details, refer to Notes to Financial Statements—Note Q—Staff Pension and Postretirement Medical Benefits.

IV.   SPECIAL FUNDS

ADB is authorized by its Charter to establish and administer Special Funds. These are the ADF, Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP.

A.   Asian Development Fund

The ADF was established as ADB's concessional financing window for DMCs with per capita gross national income below the ADB operational cutoff and limited or low creditworthiness. It provided a multilateral source of concessional assistance dedicated exclusively to reducing poverty and improving the quality of life in Asia and the Pacific. The ADF had received contributions from 34 donors (regional and nonregional). Cofinancing with bilateral and multilateral development partners complements ADF resources.

With the termination of the ADF lending operations and its transfer to OCR on 1 January 2017, the ADF became a grant-only operation. This significantly changed the primary economic environment of ADF, which warranted a change in its functional currency to the US dollar, being the currency adopted for the ADF grant operations. Accordingly, the ADF commitment authority and liquidity were determined and managed in US dollars to mitigate commitment and disbursement risks. Previously, the SDR and the SDR basket of currencies were the functional currencies of the ADF. For the year ended 31 December 2016, the ADF's financial statements were prepared under the special purpose basis of accounting. Effective 1 January 2017, the ADF's financial statements are prepared in accordance with the US GAAP.

ADF 12 Replenishment. In July 2016, the Board of Governors adopted a resolution to provide for the 11th replenishment of the ADF (ADF 12) and the sixth regularized replenishment of the TASF. The ADF 12 became effective on 30 May 2017. The replenishment will provide grant financing to eligible recipients from 2017 to 2020. As of 31 December 2017, the total replenishment size was $3,797 million, of which $2,579 million (representing 68%) comes from the new donor contributions.[17] Of the new donor contributions, ADB received instruments of contributions (IOCs) from 29 donors totaling $2,389 million. [18]

Contributed resources. Based on the IOCs received as of 31 December 2017, the ADF's share (net of TASF allocation) in the IOCs received for the ADF 12 amounted to $2,064 million, of which $513 million was already made available for operational commitments following receipt of the first installment payments. Moreover, donor contributions and discounts due to accelerated notes encashments (ANE) from previous replenishments ($98 million – ADF XI; $9 million – ADF X and ADF IX), and $259 million of OCR's 2016 allocable net income have also been made available for operational commitments during the period.

The contributions not yet available totaling $1,896 million comprise: (i) unpaid qualified contributions; (ii) received contributions from donors who exercised pro-rata rights based on unpaid qualified contributions; (iii) contributions received in advance and (iv) unamortized discounts on ANE.

Liquidity management. ADF manages its liquidity assets under two tranches to enable the optimal use of financial resources. The main objective of the first tranche is to ensure adequate liquidity is available to meet expected cash requirements. The second tranche comprises the prudential minimum liquidity the ADF should hold to meet unexpected demands and liquidity for future commitments. This approach ensures that liquidity is managed transparently and efficiently.

Commitment authority. The commitment authority available for future commitments comprises the resources available to the ADF for its future activities in the form of grants. These resources are derived principally from donor contributions, and internal resources. The balance of the commitment authority available for commitment as of 31 December 2017 was $517 million equivalent (Table 27).[19]

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[17] Includes funds of $461 million which will be allocated to the Technical Assistance Special Fund during ADF 12 period.
[18] US dollar equivalent based on the Board of Governors' Resolution No. 382 exchange rates.
[19] Includes funds for regional health security and based on grant signing.

Table 27: Asian Development Fund Commitment Authority[a]
31 December 2017
($ million)

Item	Amount
Carryover of ADF XI Commitment Authority	63
ADF 12 contribution	498
ADF XI contribution[b]	96
ADF IX contribution[c]	1
Grant savings and cancellations	193
Income from liquidity investment	45
OCR net income transfer	259
Total ADF Commitment Authority	**1,154**
Grants Committed	(595)
Administrative Expense	(56)
ADF 12 Commitment Authority Available	**503**
Regional Health Security	14
ADF Commitment Authority Available for Future Commitments	**517**

ADF = Asian Development Fund, OCR = ordinary capital resources

Notes: Amounts may not sum precisely because of rounding.
[a] Valued at exchange rates as of 31 December 2017.
[b] Represents payment from the United States.
[c] Represents the accelerated note encashment credit of the United States including the corresponding pro rated amounts released by Germany and Turkey.

In May 2017, the Board of Governors approved the transfer of $259 million to the ADF as part of the net income allocation for OCR ($120 million – 2016). In addition, $193 million from grant savings and cancellations were included in the commitment authority. This resulted from Management's continued assessment of opportunities to free committed resources through cancellations of unused grant balances.

During 2017, deposited installments under ADF 12 amounted to $739 million, and ADF 12 promissory notes encashed totaled $284 million. About $105 million was transferred to the TASF.[20]

Investment portfolio position. The ADF investment portfolio totaled $2,945 million at the end of 2017 compared with $5,739 million at the end of 2016.[21] About 16% of the portfolio was invested in bank deposits, and 84% in fixed-income securities. The annualized rate of return on ADF investments, including unrealized gains and losses, was 1.1% (1.1% - 2016).

Grants. Grants are recognized in the financial statements upon effectivity, i.e., when the agreements are signed and all conditions to effectiveness of the grant are satisfied. During 2017, there were 27 grants totaling $595 million (23 grants totaling $482 million – 2016). In 2017, ADB approved 21 grants (27 – 2016) totaling $551 million ($518 million – 2016) while net grants expensed amounted to $323 million ($376 million – 2016), consisting of 30 grants (18 – 2016) totaling $516 million ($380 million – 2016) became effective, and $193 million ($4 million – 2016) of undisbursed grants were written-back as savings on financially closed and/or cancelled projects.

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[20] US dollar equivalent based on exchange rates as of 31 December 2017.
[21] Includes securities purchased under resale arrangements.

Direct value-added official and other concessional cofinancing for ADF grants. In 2017, $36 million in official loan and grant cofinancing was approved for 8 ADF-financed projects totaling $77 million. Also in 2017, a total of $58 million in official loan and grant cofinancing was committed for 10 ADF-financed projects totaling $91 million.

B. Technical Assistance Special Fund

The TASF was established to provide TA on a grant basis to ADB's DMCs, and the region.

TASF Sixth Regularized Replenishment. In July 2016, as part of the ADF 12 replenishment, the donors agreed to allocate $461 million of the total replenishment size as the sixth regularized replenishment of the TASF. The replenishment, which became effective on 30 May 2017, covers TA financing for 2017-2020.

Contributed resources. As of 31 December 2017, out of the amount allocated to TASF from the ADF 12, $424 million has been acknowledged, of which, $99 million had been received. In addition, OCR transferred $60 million from its 2016 allocable net income to the TASF and $8 million was received from ADF XI and ADF IX.

At the end of 2017, cumulative TASF resources totaled $2,935 million, of which $2,536 million was committed, leaving an uncommitted balance of $399 million ($41 million – 2016) (Table 28).

Table 28: Technical Assistance Special Fund
Cumulative Resources as of 31 December 2017 and 2016
($ million)

Item	2017	2016
Regularized Replenishment Contributions	1,574	1,150
Allocations from OCR Net Income	1,049	989
Direct Voluntary Contributions	91	91
Income from Investment and Other Sources	225	213
Transfers from the TASF to the ADF	(3)	(3)
Total	**2,935**	**2,440**

( ) = negative, ADF = Asian Development Fund, OCR = ordinary capital resources, TASF = Technical Assistance Special Fund.
Note: Numbers may not sum precisely because of rounding.

Operations. In 2017, TA expensed net of write-back amounted to $171 million ($145 million – 2016), consisting of 157 TA projects and 87 supplementary approvals that became effective totaling $192 million, and $21 million write-back of undisbursed balance for completed and cancelled TA projects (180 TA projects and 48 supplementary approvals totaling $173 million and $28 million write-back – 2016). The undisbursed TAs net of TA advances increased to $389 million as of 31 December 2017 ($354 million – 2016). The TASF financed 61% of all TA activities approved in 2017 (51% – 2016).

Investment position. As of 31 December 2017, the total investment portfolio amounted to $312 million, ($302 million - 31 December 2016), all of which were in time deposits. Total revenue from investments for 2017 amounted to $3 million ($2 million – 2016).

C.   Japan Special Fund

The JSF was established in 1988 when ADB, acting as the administrator, entered into a financial arrangement with the Government of Japan, which agreed to make the initial contribution to help ADB's DMCs restructure their economies and broaden the scope of opportunities for new investments, mainly through TA operations.

Contributed resources. As of 31 December 2017, Japan's cumulative contribution to the fund since inception amounted to ¥113 billion ($974 million equivalent), comprising regular contributions of ¥95 billion ($823 million equivalent) and supplementary contributions of ¥18 billion ($151 million equivalent). The uncommitted balance was $70 million as of 31 December 2017 ($69 million – 2016).

Operations. In 2017 and 2016, no new TA projects or grants were approved or made effective. However, $0.2 million was written back for financially completed and cancelled projects in 2017 ($1 million – 2016). Undisbursed TA, net of advances for TA as of 31 December 2017 were $0.4 million, compared with $1 million as of the end of 2016.

Investment position. As of 31 December 2017 and 2016, the total investment portfolio, which was in time deposits, remained at $69 million.

D.   ADB Institute

ADBI was established in 1996 as a subsidiary body of ADB. ADBI's objectives are to identify effective development strategies and capacity improvements for sound development management in the DMCs. Its operating costs are met by ADBI, and it is administered in accordance with the Statute of the Asian Development Bank Institute.

During 2017, committed contributions to ADBI totaled to $14 million ($13 million – 2016). As of 31 December 2017, cumulative contributions committed to ADBI amounted to ¥28 billion, A$2 million, and $5 million (about $267 million equivalent). Of the total contributions received, $238 million had been used by the end of 2017 mainly for research and capacity-building activities, including (i) organizing symposia, forums, and training sessions; (ii) preparing research reports, publications, and websites; and (iii) financing associated administrative expenses. The balance of net current assets (excluding property, furniture, and equipment) available for future projects and programs was about $12 million.

E.   Regional Cooperation and Integration Fund

The RCIF was established on 26 February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to improve regional cooperation and integration by facilitating the pooling and provision of additional financial and knowledge resources.

Contributed resources. In May 2017, $10 million was transferred to the RCIF from OCR allocable net income (nil – 2016). As of 31 December 2017, cumulative RCIF resources totaled $73 million, of which $59 million had been used, leaving an uncommitted balance of $14 million ($6 million – 2016).

Operations. In 2017, net TA expenses totaled $1.7 million ($1.9 million – 2016), comprising three TA projects and two supplementary approvals totaling $2.8 million that became effective, and a $1.1 million write-back on financially completed and/or cancelled projects (three TA projects and two supplementary approvals totaling $2.8 million, and a $0.9 million write-back – 2016). The balance of undisbursed TAs, net of TA advances as of 31 December 2017 amounted to $7 million ($8 million – 2016).

Investment position. As of 31 December 2017, the total investment portfolio, which was in time deposits, amounted to $20 million ($12 million – 2016).

F.   Climate Change Fund

The CCF was established on 7 April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change in combination with ADB assistance in related sectors.

Contributed resources. In May 2017, $15 million was transferred to the CCF from OCR allocable net income (nil – 2016). As of 31 December 2017, cumulative CCF resources totaled $76 million, of which $56 million had been used, leaving an uncommitted balance of $20 million ($8 million – 2016).

Operations. In 2017, four TA projects totaling $2.4 million (two TA projects and two supplementary approvals totaling $2.2 million – 2016) became effective, and $0.6 million of financially completed and/or cancelled projects was written-back ($0.7 million write-back – 2016). The balance of undisbursed grants and TA, net of advances as of 31 December 2017 amounted to $8 million ($10 million – 2016).

Investment position. As of 31 December 2017, the total investment portfolio, which was in time deposits, amounted to $26 million ($17 million – 2016).

G.   Asia Pacific Disaster Response Fund

The APDRF was established on 1 April 2009 to provide timely incremental grant resources to DMCs affected by natural disasters.

Contributed resources. In May 2017, $20 million was transferred to the APDRF from OCR allocable net income (nil – 2016). As of 31 December 2017, cumulative fund resources totaled $81 million, of which $55 million had been used, leaving an uncommitted balance of $26 million ($8 million – 2016).

Operations. In 2017, two grants amounting to $2.2 million became effective (five grants amounting to $9.2 million – 2016). All undisbursed grants as of 31 December 2017 and 2016 have been advanced.

Investment position. As of 31 December 2017, the total investment portfolio, which was in time deposits amounted to $22 million ($7 million – 2016).

H. Financial Sector Development Partnership Special Fund

The FSDPSF was established on 31 January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific.

Contributed resources. In December 2017, contributions equivalent to $1.2 million was received from the Government of Luxembourg. As of 31 December 2017, cumulative fund resources totaled $15 million, of which $10 million had been used, leaving an uncommitted balance of $5 million ($7 million – 2016).

Operations. In 2017, four TA projects and two supplementary approvals totaling $3.4 million (seven TA projects totaling $3 million – 2016) became effective, and $0.6 million ($0.2 million – 2016) of financially completed and/or cancelled projects were written-back. The balance of undisbursed TAs, net of TA advances as of 31 December 2017 amounted to $5 million ($4 million – 2016).

Investment position. As of 31 December 2017, the total investment portfolio amounted to $7 million ($8 million – 2016).

V. OFFICIAL COFINANCING UNDER ADMINISTRATION

Trust funds and project-specific loans and grants are key instruments to mobilize and channel financial resources from external sources to finance TA and components of investment projects. They play an important role in complementing ADB's own resources. Multilateral, bilateral, public and private sector partners have contributed about $8,319 million in grants and loans to ADB operations. In 2017, ADB-approved projects for official and other concessional cofinancing under administration totaled $1,016.8 million, comprising $898.1 million for 27 investment projects and $118.8 million for 80 TA projects. Administered commitments from official and other concessional cofinancing amounted to $1,187.2 million, composed of $1,078 million for components of 36 investment projects and $108.8 million for 78 TA projects. By the end of 2017, ADB was administering 47 trust funds, comprising 36 stand-alone trust funds, [22] and 11 trust funds established under financing partnership facilities. Of these, 28 have balances totaling $486 million. Additional contributions from external partners totaled $636 million in 2017, comprising $291 million in new commitments, $345 million in replenishments to existing trust funds, and $76.3 million in additional allocation from global funding initiatives.

Financing partners provided the following commitments and replenishments to existing trust funds in 2017:

(i) $224.9 million from the Government of Japan for the Japan Fund for Poverty Reduction, Japan Fund for the Joint Crediting Mechanism, High Level Technology Fund, Domestic Resource Mobilization Trust Fund, Leading Asia's Private Infrastructure Fund, and Japan Scholarship Program;

(ii) $149.5 million from the Government of Canada for the Canadian Climate Fund for the Private Sector in Asia II;

(iii) $120.2 million from the Government of Germany for the Afghanistan Infrastructure Trust Fund and Asia Pacific Climate Finance Fund;

(iv) $60 million from ANA Trust Fund for the Afghanistan Infrastructure Trust Fund;

(v) $50 million from the Government of People's Republic of China for the PRC Poverty Reduction and Regional Cooperation Fund;

(vi) $15 million from the Government of the Republic of Korea for the e-Asia and Knowledge Partnership Fund;

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[22] Trust funds not related to financing partnership facilities and including the Japan Scholarship Program.

(vii)	$9.5 million from the Government of Netherlands for the Netherlands trust Fund under the Water Financing Partnership Facility;
(viii)	$4.8 million from the Government of Norway for the Clean Energy Fund under the Clean Energy Financing Partnership Facility; and
(ix)	$1.8 million from the Government of Spain for the Spanish Cooperation Fund for Technical Assistance;
(x)	$0.7 million from the Government of the United States for the Afghanistan Infrastructure Trust Fund.

Additional allocations from global funding initiatives comprised $27.3 million from the Climate Investment Funds, $31 million from the Green Climate Fund, and $18 million from the Global Environment Facility.

Japan Fund for Poverty Reduction. The Government of Japan established the JFPR in May 2000 to provide grants for projects supporting poverty reduction and related social development activities that add value to projects financed by ADB. In 2010, the JFPR expanded its scope of grant assistance to provide TA grants in addition to project grants. At the end of 2017, the JFPR received a total of $788.5 million in contributions from the Government of Japan, and funded 177 grant projects and 241 technical assistance projects since 2000.

Japan Scholarship Program. The Government of Japan established the JSP in 1988 to provide an opportunity for well-qualified citizens of DMCs to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in Asia and the Pacific. Between 1988 and 2017, the Government of Japan has contributed $178 million to the JSP, and 3,660 scholarships were awarded to recipients from 37 member countries. Of the total, 3,303 have completed their courses. Women have received 1,382 scholarships. An average of 143 new scholarships per year has been awarded since 2008. At the end of 2017, JSP has 29 participating institutions in 10 countries.

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Table 29: Schedule of Cumulative Contributions from External Sources
Administered by Asian Development Bank
As of 31 December 2017
($ million)

Item	Amount	Item	Amount
Bilateral Partners		Multilateral Partners	
Australia	825.9	Asian Infrastructure Investment Bank	34.0
Austria	20.8	Association of Southeast Asian Nations	0.6
Belgium	18.3	Cities Alliance	0.5
Brunei Darussalam	0.3	Clean Technology Fund	936.4
Canada	385.2	Commonwealth Secretariat	0.1
China, People's Republic of	90.0	GEF/Least Developed Countries Fund	14.4
Denmark	35.0	GEF/Special Climate Change Fund	11.1
European Community	462.1	Global Agriculture and Food Security Program	41.9
Finland	62.7	Global Environment Fund	231.4
France	38.2	Global Partnership for Education Fund	0.7
Germany	123.4	Global Road Safety Partnership	0.2
India	0.9	International Federation of Red Cross	
Ireland	2.3	and Red Crescent Societies	1.5
Italy	2.2	Islamic Financial Services Board	0.5
Japan	1,605.3	International Fund for Agricultural Development	0.9
Korea, Republic of	108.4	Nordic Development Fund	55.0
Luxembourg	8.3	Partnership for Market Readiness	
The Netherlands	405.4	Multi-Donor Trust Fund	0.3
New Zealand	52.5	Public Private Infrastructure Advisory Facility	1.3
Norway	202.9	Strategic Climate Fund	408.3
Portugal	0.6	Trust Fund for Forest	15.7
Spain	34.1	Other	0.5
Sweden	248.2	Sub-Total	1,755.2
Switzerland	60.5		
Taipei,China	0.5	Private Partners	
United Kingdom and		Bill and Melinda Gates Foundation	16.0
Northern Ireland	1,344.3	Credit Suisse	0.1
United States	370.4	ENECO Energy Trade B.V.	12.7
Sub-Total	6,508.8	Hewlett Foundation	0.3
		POSCO	20.0
		The Rockefeller Foundation	5.0
		Other	1.1
		Sub-Total	55.2
		Grand Total	8,319.2

− = nil, ( ) = negative, ADB = Asian Development Bank
Notes:
1. Numbers may not sum precisely because of rounding.
2. 0.0 = amount less than $0.05 million.
Excludes capital contributions to Credit Guarantee and Investment Facility (CGIF).

ORDINARY CAPITAL RESOURCES
CONDENSED MANAGEMENT REPORTING BALANCE SHEETS
As of 31 December 2017 and 2016
($ million)

Item	2017 Statutory Reporting Basis	Adjustments[a]	2017 Management Reporting Basis	2016 Management Reporting Basis
Due from banks	964	–	964	661
Investments for liquidity purpose	36,478	–	36,478	26,025
Securities transferred under repurchase arrangements	393	–	393	–
Securities purchased under resale arrangements	170	–	170	102
Loans outstanding — operations	101,279	–	101,279	67,547
Unamortized net loan origination costs, less allowance for loan losses and fair value adjustment on concessional loans	(271)	–	(271)	52
Equity investments — operations	1,185	(67)	1,118	787
Other debt securities — operations	236	–	236	150
Accrued interest receivable	579	–	579	387
Derivative Assets				
Borrowings	19,278	(612)	18,666	19,182
Investments for liquidity purpose	12,777	(47)	12,730	8,506
Loans — operations	8,706	(522)	8,184	639
Other assets	607	561	1,168	1,649
TOTAL	**182,381**	**(687)**	**181,694**	**125,687**
Borrowings and accrued interest	87,281	(153)	87,128	73,940
Derivative Liabilities				
Borrowings	20,763	(786)	19,977	22,810
Investments for liquidity purpose	12,964	(46)	12,918	8,048
Loans — operations	9,125	(587)	8,538	561
Payable under securities repurchase agreements	393	–	393	–
Payable for swap related collateral	240	–	240	605
Accounts payable and other liabilities	1,346	–	1,346	1,480
Total Liabilities	**132,112**	**(1,572)**	**130,540**	**107,444**
Paid-in capital	7,002	561	7,563	7,075
Net notional maintenance of value receivable	(1,564)	–	(1,564)	(1,474)
Ordinary reserve	43,090	2	43,092	12,213
Special reserve	361	–	361	340
Loan loss reserve	187	–	187	172
Surplus	1,065	–	1,065	1,065
Cumulative revaluation adjustments account	(426)	426	–	–
Net income[b]	753	(49)	704	502
Accumulated other comprehensive loss	(199)	(55)	(254)	(1,650)
Total Equity	**50,269**	**885**	**51,154**	**18,243**
TOTAL	**182,381**	**(687)**	**181,694**	**125,687**

– = nil, ( ) = negative.

[a] Includes reversal of ASC Topics 815 and 825 effects, Asian Development Bank's share in unrealized gains or losses from equity investments accounted for under the equity method and from equity investment with associated derivative, and nonnegotiable, and noninterest-bearing demand obligations on account of subscribed capital.

[b] Net income after appropriation of guarantee fees to the Special Reserve.

GOVERNANCE AND ADMINISTRATION

The Charter provides that ADB shall have a Board of Governors, a Board of Directors, a President, one or more Vice-Presidents and such other officers and staff as may be considered necessary. All the powers of ADB are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member. The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors.

The responsibility for the direction of the general operations of ADB rests with the Board of Directors, the members of which serve full-time at ADB's principal office. The Board of Directors has 12 members, of whom eight are elected by the Governors representing regional members and four are elected by the Governors representing non-regional members. The Board of Governors has delegated to the Board of Directors all its powers except those whose delegation is expressly prohibited by the Charter. Each Director is entitled to cast the number of votes that counted toward his or her election, which votes need not be cast as a unit. Directors hold office for a term of two years and may be reelected. Each Director appoints an Alternate Director to act in such Director's absence.

Matters before the Board of Governors or the Board of Directors are decided by a majority of the voting power of the members represented at the meeting, except in certain cases provided in the Charter in which a higher percentage is required.

The President, who must be a national of a regional member, is elected by the Board of Governors. The President is elected for a 5-year term and may be reelected. The President is the Chairman of the Board of Directors but has no vote except a deciding vote in the case of an equal division of votes. The President is the legal representative of ADB. Under the direction of the Board of Directors, the President conducts the current business of ADB and is its chief of staff. The President is responsible for the organization, appointment and dismissal of the officers and staff in accordance with regulations adopted by the Board of Directors.

The Vice-Presidents are appointed by the Board of Directors on the recommendation of the President. ADB currently has six Vice-Presidents. Each Vice-President holds office for such term, exercises such authority and performs such functions in the administration of ADB as may be determined by the Board of Directors. In the absence or incapacity of the President, the ranking Vice-President exercises the authority and performs the functions of the President.

The Board of Directors has established an Audit Committee, a Budget Review Committee, a Board Compliance Review Committee, a Development Effectiveness Committee, an Ethics Committee, and a Human Resources Committee. The President, in consultation with the Board of Directors, appoints the members and designates the chair of the committees. Efforts are made to have balanced representation in committees taking into consideration the economic and geographic diversity of the members of ADB. Except for the Ethics Committee which has 5 members, all Board committees have 6 members.

Audit Committee

The Audit Committee was established to assist the Board of Directors in carrying out its responsibilities as they relate to ADB's financial reporting and audits, including internal controls and risk management.

The Audit Committee assesses in its annual report its work and evaluates its performance annually relative to the Audit Committee's purpose and responsibilities outlined in the Terms of Reference of the Audit Committee. The Audit Committee assists the Board of Directors in overseeing ADB's finances, accounting, internal control and risk management, anticorruption and integrity, and how these are being managed and how accountabilities are enforced. It must satisfy itself that ADB's financial reporting and audits, including internal control and risk management, are adequate and efficient.

Budget Review Committee

The Budget Review Committee was established to enhance the effectiveness of the Board of Directors in discharging its responsibilities in connection with the approval of the annual administrative budget.

The Budget Review Committee reviews the proposed annual administrative budget, taking into account the mid-year review of the current administrative budget, and considers any other aspect of the administrative budget as the President may request and reports its findings to the Board of Directors.

Board Compliance Review Committee

The Board Compliance Review Committee was established under ADB's accountability mechanism. The committee's responsibilities include: clearing the proposed terms of reference of the Compliance Review Panel (CRP) for compliance review before they are released by the CRP; reviewing the CRP's draft compliance review reports; reviewing the CRP's draft reports on monitoring implementation of remedial actions approved by the Board as a result of a compliance review before the CRP finalizes them; and deciding and adjusting the CRP monitoring time frames.

Development Effectiveness Committee

The Development Effectiveness Committee was established to assist the Board of Directors in carrying out its responsibility of ensuring that ADB's programs and activities achieve development effectiveness. Development effectiveness is assessed through ADB's operations evaluation. The Development Effectiveness Committee focuses increasingly on broader evaluations at the country, sector, thematic, and policy levels.

The Development Effectiveness Committee is expected to satisfy itself that ADB's operations evaluation activities are adequate and efficient. In this regard, the specific responsibilities that the Development Effectiveness Committee carries out on behalf of the Board of Directors are as follows: (i) review the annual work program of ADB's Independent Evaluation Department (IED); (ii) review IED's reports and the action taken by ADB on them; (iii) report to the Board of Directors on selected high-priority evaluation issues, if any, that have a significant bearing on the relevance, efficiency and effectiveness of ADB, and make recommendations on such issues; (iv) monitor and report to the Board of Directors on the implementation of its decisions; (v) review the annual report on evaluation activities; and (vi) review the annual report on loan and technical assistance portfolio performance.

Ethics Committee

The Ethics Committee was created to address matters of ethics that may arise under the Code of Conduct adopted by the Board of Directors on 21 November 2006. The provisions of the Code of Conduct apply to all members of the Board of Directors (Directors, Alternate Directors, and temporary Alternate Directors) and to the President.

The Ethics Committee is responsible for advising Directors, Alternate Directors, or the President when they request guidance on actual or potential conflicts of interest or other ethical issues concerning themselves. The Ethics Committee also considers any allegations of misconduct against Directors, Alternate Directors, or the President that relate to the performance of their duties. It recommends whether the facts indicate that misconduct occurred and what measures may be appropriately imposed to the Board of Directors.

Human Resources Committee

The Human Resources Committee is a means by which the Board of Directors can provide guidance on human resources management. Its primary responsibility includes reviewing, monitoring and making recommendations to the Board of Directors on ADB's human resources strategies and policies.

Board of Directors

Set forth below are the members of the Board of Directors of ADB, their Alternates, and the members which they represented as of 25 April 2018:

Directors	Alternate Directors	Members Represented
Vacant	Scott Dawson	Australia; Azerbaijan; Cambodia; Georgia; Hong Kong, China; Kiribati; Federated States of Micronesia; Nauru; Palau; Solomon Islands; Tuvalu
Anuar bin Ariffin	Som Lal Subedi	Brunei Darussalam; Malaysia; Myanmar; Nepal; Singapore; Thailand
In-chang Song	Bobur Khodjaev	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Viet Nam
Helmut Fischer	Philip Rose	Austria; Germany; Luxembourg; Turkey; United Kingdom
Pierre-Emmanuel Beluche	Johannes Schneider	Belgium; France; Italy; Portugal; Spain; Switzerland
Takeshi Kurihara	Masashi Tanabe	Japan
Kshatrapati Shivaji	Mahbub Ahmed	Afghanistan; Bangladesh; Bhutan; India; Lao People's Democratic Republic; Tajikistan; Turkmenistan
Kris Panday	Joar Strand	Canada; Denmark; Finland; Ireland; The Netherlands; Norway; Sweden
Vacant	Michael Strauss	United States
Shahid Mahmood	Paul Dominguez	Kazakhstan; Maldives; Marshall Islands; Mongolia; Pakistan; Philippines; Timor-Leste
Zhijun Cheng	Jin Lu	People's Republic of China
Syurkani Ishak Kasim	Mario Di Maio	Armenia; Cook Islands; Fiji; Indonesia; Kyrgyz Republic; New Zealand; Samoa; Tonga

56

Principal Officers

The principal officers of ADB are as follows:

President	Takehiko Nakao
Vice-President (Operations 1)	Wencai Zhang
Vice-President (Operations 2)	Stephen P. Groff
Vice-President (Private Sector and Cofinancing Operations)	Diwakar Gupta
Vice-President (Knowledge Management and Sustainable Development)	Bambang Susantono
Vice-President (Finance and Risk Management)	Ingrid van Wees
Vice-President (Administration and Corporate Management)	Deborah Stokes
The Secretary	WooChong Um
General Counsel	Christopher H. Stephens
Director General, Budget, Personnel and Management Systems Department	Toshio Oya
Director General, Central and West Asia Department	Werner Liepach
Director General, East Asia Department	Amy Leung
Director General, Independent Evaluation Department	Marvin Taylor-Dormond
Director General, Pacific Department	Ma. Carmela D. Locsin
Director General, Private Sector Operations Department	Michael Barrow
Director General, Procurement, Portfolio, and Financial Management Department	Risa Zhijia Teng
Director General, South Asia Department	Hun Kim
Director General, Southeast Asia Department	Ramesh Subramaniam
Director General, Strategy, Policy and Review Department	Tomoyuki Kimura

Director General, Sustainable Development and Climate Change Department	Amy Leung
Chief Economist and Director General, Economic Research and Regional Cooperation Department	Yasuyuki Sawada
Principal Director, Office of Administrative Services	Lakshmi Menon
Principal Director, Office of Information Systems and Technology	Shirin Hamid
Principal Director, Department of Communications	Vicky C.L. Tan
Treasurer	Pierre Van Peteghem
Controller	Chai Sun Kim
Auditor General	Hock-Chye Ong
Head, Office of Anticorruption and Integrity	John Versantvoort
Head, Office of Cofinancing Operations	Kai Preugschat
Head, Office of Risk Management	Adnan Ally Agha
Head, Office of Public-Private Partnership	Yoji Morishita

THE CHARTER

The Charter is ADB's governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organization, authorizes the operations in which it may engage and prescribes limitations on the carrying out of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorized capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members and the suspension and termination of ADB's operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic and Social Commission for Asia and the Pacific, and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialized agencies. Within the foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-quarters of the total voting power of the members.

The Charter provides that no new membership subscription shall be authorized which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.

The Charter may be amended only by resolution of the Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation or application of its provisions arising between any member and ADB or between two or more members of ADB, shall be submitted to the Board of Directors for decision. Where the Board of Directors has given a decision, any member may require that the question may be referred to the Board of Governors, whose decision shall be final.

LEGAL STATUS, PRIVILEGES, AND IMMUNITIES

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarized below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. It is immune from every form of legal process, unless it chooses to waive such immunity, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed an agent for accepting service or notice of process, or has issued or guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of ADB are inviolable.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties. ADB is also exempt from any obligation for the payment, withholding or collection of any tax or duty.

AUDIT FEES

Deloitte & Touche LLP, Singapore (D&T) served as ADB's independent auditors for the financial years 2017 and 2016. ADB incurred $1.9 million for financial year 2017 ($1.9 million for 2016) in professional fees for audit services of D&T and $ 0.5 million for financial year 2017 ($0.4 million for 2016) for non-audit services of other D&T offices worldwide pertaining to ADB's technical assistance projects and staff consulting services. No services for financial information systems design and implementation were rendered by D&T to ADB during 2017 and 2016.

D&T also provided audit services to the Asian Development Bank Institute, an organization affiliated with ADB, for which an amount of $26.2 thousand for financial year 2017 ($24.9 thousand for 2016) was incurred.

ADB's Audit Committee is satisfied that D&T's provision of non-audit services does not compromise D&T's independence.

60

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INDEX TO FINANCIAL STATEMENTS
ORDINARY CAPITAL RESOURCES

These financial statements were noted by ADB's Board of Directors on 13 April 2018. They are subject to the approval of ADB's Board of Governors at the ADB's Annual Meeting in Manila, Philippines to be held on 3 to 6 May 2018.

62

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ORDINARY CAPITAL RESOURCES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2017, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that, as of 31 December 2017, ADB's internal control over financial reporting is effective based on the criteria established in *Internal Control – Integrated Framework (2013)*.



Takehiko Nakao
President

Ingrid van Wees
Vice-President (Finance and Risk Management)

Chai S. Kim
Controller

15 March 2018



Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way
OUE Downtown 2
#33-00
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITOR'S REPORT

**To the Board of Directors and the Board of Governors of
Asian Development Bank**

We have audited the internal control over financial reporting of Asian Development Bank ("ADB") as of December 31, 2017, based on the criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management's Responsibility for Internal Control over Financial Reporting

ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.

Auditor's Responsibility

Our responsibility is to express an opinion on ADB's internal control over financial reporting based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor's judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Deloitte.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on Financial Statements

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying balance sheets of Asian Development Bank ("ADB") – Ordinary Capital Resources as of December 31, 2017 and 2016 and the related statements of income and expenses, comprehensive income (loss), changes in equity and cash flows, for the years then ended and the related notes to the financial statements. Our report dated March 15, 2018 expressed an unmodified opinion on those financial statements.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 15, 2018



Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way
OUE Downtown 2
#33-00
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITOR'S REPORT

**To the Board of Directors and the Board of Governors of
Asian Development Bank**

We have audited the accompanying financial statements of Asian Development Bank ("ADB") – Ordinary Capital Resources, which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and expenses, comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Deloitte.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Ordinary Capital Resources as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Internal Control over Financial Reporting

We have also audited, in accordance with auditing standards generally accepted in the United States of America, ADB's internal control over financial reporting as of December 31, 2017, based on the criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2018 expressed an unmodified opinion on ADB's internal control over financial reporting.

Report on Supplemental Schedules

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules of summary statements of loans - operations and summary statements of borrowings as of December 31, 2017 and 2016, statement of subscriptions to capital stock and voting power as of December 31, 2017, and the supplementary information on the transfer of ADF loans and other assets to OCR on January 1, 2017, are presented for the purpose of additional analysis and are not a required part of the financial statements. These schedules are the responsibility of ADB's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements.

Such schedules have been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Public Accountants and
Chartered Accountants
Singapore

March 15, 2018

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
BALANCE SHEET
31 December 2017 and 2016
Expressed in Millions of US Dollars

ASSETS

	2017		2016	
DUE FROM BANKS (Note C)		$ 964		$ 661
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes D, J, O, and R)				
Government or government-guaranteed obligations	$ 30,028		$ 23,730	
Time deposits	5,415		863	
Other securities	1,035	36,478	1,432	26,025
SECURITIES TRANSFERRED UNDER				
REPURCHASE AGREEMENT (Notes D, E, and R)		393		–
SECURITIES PURCHASED UNDER				
RESALE ARRANGEMENTS (Notes D and R)		170		102
LOANS OUTSTANDING — OPERATIONS				
(OCR-6, Notes A, F, J, R, T, and U) (Including net unamortized				
loan origination costs of $114 – 2017 and $97 – 2016)				
Sovereign				
Regular	66,625		62,413	
Concessional	29,186		–	
	95,811		62,413	
Nonsovereign	5,315		5,231	
	101,126		67,644	
Less—allowance for loan losses	118	101,008	45	67,599
EQUITY INVESTMENTS — OPERATIONS				
(Notes A, H, R, T, and U)		1,185		814
OTHER DEBT SECURITIES — OPERATIONS				
(Notes I, R, T, and U)		236		150
ACCRUED INTEREST RECEIVABLE				
Investments for liquidity purpose	131		101	
Loans — Operations	446		286	
Other debt securities — Operations	2	579	0	387
DERIVATIVE ASSETS (Notes J, L, and R)				
Borrowings	19,278		19,942	
Investments for liquidity purpose	12,777		8,542	
Loans — Operations	8,706	40,761	659	29,143
OTHER ASSETS				
Property, furniture, and equipment (Note K)	168		163	
Investment related receivables	–		11	
Swap related collateral (Notes J and R)	240		605	
Miscellaneous (Notes G, P, and R)	199	607	194	973
TOTAL		**$ 182,381**		**$ 125,854**

Notes: Certain reclassifications have been made to conform to current year's presentation. 0 = less than $0.5 million.
The accompanying notes are an integral part of these financial statements (OCR-10).

LIABILITIES AND EQUITY

	2017		2016	
BORROWINGS (OCR-7, Notes J, L, and R)				
At amortized cost	$ 4,481		$ 5,177	
At fair value	82,800	$ 87,281	69,299	$ 74,476
DERIVATIVE LIABILITIES (Notes J, L, and R)				
Borrowings	20,763		23,385	
Investments for liquidity purpose	12,964		8,109	
Loans — Operations	9,125	42,852	585	32,079
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Notes E and R)		393		—
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	4		11	
Swap related collateral (Notes J and R)	240		605	
Accrued pension and postretirement medical benefit costs (Note Q)	1,189		1,297	
Miscellaneous (Notes G, K, P, and R)	153	1,586	172	2,085
TOTAL LIABILITIES		132,112		108,640
EQUITY (OCR-4)				
Capital stock (OCR-8, Note M)				
Authorized (SDR106,389)				
Subscribed (SDR106,149)	151,169		142,699	
Less—"callable" shares subscribed (SDR100,827)	143,591		135,545	
"Paid-in" shares subscribed (SDR5,322)	7,578		7,154	
Less—capital transferred to the Asian Development Fund and discount (Note A)	15		79	
	7,563		7,075	
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(561)	7,002	(676)	6,399
Net notional amounts required to maintain value of currency holdings (Note M)	(1,564)		(1,474)	
Ordinary reserve (Note N)				
From ADF assets transfer (OCR-9, Notes A and N)	$ 30,748		$ —	
From retained earnings	12,342	43,090	12,211	12,211
Special reserve (Note N)		361		340
Loan loss reserve (Note N)		187		172
Surplus (Note N)		1,065		1,065
Cumulative revaluation adjustments account (Note N)		(426)		88
Net income after appropriation (OCR-4, Note N)		753		(11)
Accumulated other comprehensive loss (Note N)	(199)	43,267	(1,576)	10,815
TOTAL EQUITY		50,269		17,214
TOTAL		$ 182,381		$ 125,854

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF INCOME AND EXPENSES
For the Years Ended 31 December 2017 and 2016
Expressed in Millions of US Dollars

	2017		2016	
REVENUE (Note O)				
From loans — operations (Notes F and J)				
Sovereign – Regular	$ 1,251		$ 871	
Sovereign – Concessional	433		–	
Nonsovereign	233	$ 1,917	183	$ 1,054
From investments for liquidity purpose (Notes D and J)				
Interest		597		399
From guarantees — operations		21		18
From equity investments — operations		33		18
From other debt securities — operations		22		0
From other sources—net (Note S)		35		43
TOTAL REVENUE		$ 2,625		$ 1,532
EXPENSES (Note O)				
Borrowings and related expenses (Notes J and L)		(1,247)		(751)
Administrative expenses (Notes K, N, and Q)		(578)		(390)
Provision for loan losses (Note F)		(35)		(11)
Other expenses		(9)		(11)
TOTAL EXPENSES		(1,869)		(1,163)
NET REALIZED GAINS (LOSSES)				
From investments for liquidity purpose (Notes D, J, N, and O)		13		53
From equity investments — operations (Notes N and O)		(5)		107
From other debt securities — operations		–		(2)
From borrowings (Note J)		1		0
NET REALIZED GAINS		9		158
NET UNREALIZED GAINS (LOSSES) (Notes H, J, L, and O)		9		(520)
ONE-TIME INCOME FROM ADF ASSETS TRANSFER (OCR-9, Note A)		30,748		–
NET INCOME		**$ 31,522**		**$ 7**

Notes: Certain reclassifications have been made to conform to current year's presentation. 0 = less than $0.5 million.
The accompanying notes are an integral part of these financial statements (OCR-10).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF COMPREHENSIVE INCOME (LOSS)
For the Years Ended 31 December 2017 and 2016
Expressed in Millions of US Dollars

	2017		2016	
NET INCOME (OCR-2)		$ 31,522		$ 7
Other comprehensive income (loss) (Note N)				
Unrealized holding gains (losses):				
From investments for liquidity purpose	$ (105)		$ (153)	
From equity investments — operations	122		20	
From debt securities — operations	– $ 17		(1) $ (134)	
Postretirement benefit liability adjustments	120		(58)	
Currency translation adjustments	1,240	1,377	(18)	(210)
COMPREHENSIVE INCOME (LOSS)		$ 32,899		$ (203)

The accompanying notes are an integral part of these financial statements (OCR-10).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CHANGES IN EQUITY
For the Years Ended 31 December 2017 and 2016
Expressed in Millions of US Dollars (Note M)

	Capital Stock	Nonnegotiable, Noninterest-bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Loss	Total
Balance, 1 January 2016	$ 7,293	$ (860)	$ (1,616)	$ 11,981	$ 322	$ 215	$ 1,065	$ (125)	$ 537	$ (1,366)	$ 17,446
Comprehensive loss (OCR-3, Note N)									7	(210)	(203)
Appropriation of guarantee fees (Note N)					18				(18)		—
Change in subscription installments not due and paid-in shares	6										6
Effect of change in SDR/USD rate on capital transferred to ADF	2			(2)							—
Effect of change in SDR/USD rate on paid-in capital	(226)		201	25							—
Encashment of demand obligations		189									189
Change in USD value	(0)	(5)	(59)								(64)
Allocation of prior year income (Note N)				208		(43)		213	(377)		—
Allocation of prior year income to ADF and TASF (Note N)									(160)		(160)
Balance, 31 December 2016	$ 7,075	$ (676)	$ (1,474)	$ 12,211	$ 340	$ 172	$ 1,065	$ 88	$ (11)	$ (1,576)	$ 17,214
Comprehensive income (OCR-3, Note N)									31,522	1,377	32,899
Appropriation of guarantee fees (Note N)					21				(21)		—
Return of set-aside resources	64		(7)	7							64
Encashment of demand obligations		157									157
Change in USD value	424	(41)	(84)								299
Allocation of one-time income from ADF assets transfer (OCR-9, Notes A and N)				30,748					(30,748)		—
Allocation of prior year income (Note N)				124		15		(514)	375		—
Allocation of prior year income to ADF, TASF, APDRF, CCF, and RCIF (Note N)									(364)		(364)
Balance, 31 December 2017	$ 7,563	$ (561)	$ (1,564)	$ 43,090	$ 361	$ 187	$ 1,065	$ (426)	$ 753	$ (199)	$ 50,269

Notes: Numbers may not sum precisely because of rounding. 0 = less than $0.5 million.
ADF = Asian Development Fund, APDRF = Asia Pacific Disaster Response Fund, CCF = Climate Change Fund, RCIF = Regional Cooperation and Integration Fund, SDR = special drawing rights, TASF = Technical Assistance Special Fund, USD = United States dollar.
The accompanying notes are an integral part of these financial statements (OCR-10).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2017 and 2016
Expressed in Millions of US Dollars

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges received on loans — operations	$ 1,703	$ 892
Interest received on investments for liquidity purpose	547	376
Interest (paid for) received from securities purchased under resale/ repurchase agreement	(2)	0
Interest and other charges received on other debt securities — operations	21	1
Dividends received on equity investments — operations	2	2
Interest and other financial expenses paid	(1,096)	(577)
Administrative expenses paid	(603)	(342)
Others—net	43	21
Net Cash Provided by Operating Activities	615	373
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments for liquidity purpose	12,500	13,549
Maturities of investments for liquidity purpose	259,640	154,893
Purchases of investments for liquidity purpose	(278,051)	(171,269)
Receipts from securities purchased under resale arrangements	28,298	27,484
Payments for securities purchased under resale arrangements	(28,355)	(27,468)
Principal collected on loans — operations	5,981	4,129
Loans — operations disbursed	(10,521)	(9,693)
Receipts from derivatives	176	11
Payments for derivatives	(35)	(41)
Property, furniture, and equipment acquired	(26)	(15)
Purchases of equity investments — operations	(242)	(79)
Purchases of other debt securities — operations	(75)	(148)
Sales of equity investments — operations	28	261
Net Cash Used in Investing Activities	(10,682)	(8,386)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	36,089	28,963
Borrowings redeemed	(24,185)	(19,945)
Capital subscriptions collected[1]	–	6
Issuance expenses paid	(46)	(26)
Demand obligations of members encashed	157	189
Receipts from derivatives	31	48
Payments for derivatives	(1,310)	(1,115)
Resources transferred to ADF	(259)	(120)
Resources transferred to TASF	(60)	(40)
Resources transferred to APDRF	(20)	–
Resources transferred to CCF	(15)	–
Resources transferred to RCIF	(10)	–
Net Cash Provided by Financing Activities	10,372	7,960
Effect of Exchange Rate Changes on Due from Banks	(2)	(39)
Net Increase (Decrease) in Due from Banks	303	(92)
Due from Banks at Beginning of Year	661	753
Due from Banks at End of Year	$ 964	$ 661
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (OCR-2)	$ 31,522	$ 7
Adjustments to reconcile net income to net cash provided by operating activities:		
One-time income from ADF assets transfer	(30,748)	–
Depreciation and amortization	4	47
Provision for losses charged—net	35	11
Net realized gains	(14)	(158)
Proportionate share in earnings losses on equity investments — operations	(31)	(15)
Net unrealized (gains) losses	(10)	520
Change in accrued revenue from loans — operations, investments for liquidty purpose, other debt securities — operations, and other swaps	(251)	(219)
Change in receivable from ADF— allocation of administrative expenses	(17)	47
Change in accrued interest on borrowings and swaps, and other expenses	(7)	212
Change in pension and postretirement benefit liability	120	(57)
Others—net	12	(22)
Net Cash Provided by Operating Activities	$ 615	$ 373

ADF = Asian Development Fund, TASF = Technical Assistance Special Fund, APDRF = Asia Pacific Disaster Response Fund, CCF = Climate Change Fund, RCIF = Regional Cooperation and Integration Fund
Note: 0 = less than $0.5 million.
Certain reclassifications have been made to conform to current year's presentation.
Supplementary disclosure of noncash financing activities:
[1] There were no nonnegotiable, noninterest-bearing demand promissory notes received from members in 2017 and 2016.
The accompanying notes are an integral part of these financial statements (OCR-10).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
SUMMARY STATEMENT OF LOANS — OPERATIONS
31 December 2017 and 2016
Expressed in Millions of US Dollars

Borrowers/Guarantors	Loans Outstanding	Undisbursed Balances of Effective Loans[1]	Signed Loans Not Yet Effective[2]	Loans Approved Not Yet Signed[3]	Total Loans	Percent of Total Loans
Afghanistan	$ 615	$ –	$ –	$ –	$ 615	0.40
Armenia	727	426	–	30	1,183	0.77
Azerbaijan	2,172	932	400	250	3,754	2.45
Bangladesh	8,776	3,948	560	268	13,552	8.86
Bhutan	277	137	–	–	414	0.27
Cambodia	1,320	443	–	166	1,929	1.26
China, People's Republic of	17,306	6,332	440	2,104	26,182	17.12
Cook Islands	46	15	–	15	76	0.05
Fiji	170	98	39	–	307	0.20
Georgia	1,297	675	14	–	1,986	1.30
India	16,396	7,579	–	1,694	25,669	16.78
Indonesia	9,789	2,660	–	–	12,449	8.14
Kazakhstan	2,413	548	–	120	3,081	2.01
Kiribati	26	2	–	–	28	0.02
Kyrgyz Republic	601	208	62	–	871	0.57
Lao People's Democratic Republic	956	339	–	–	1,295	0.85
Malaysia	21	–	–	–	21	0.01
Maldives	93	1	–	–	94	0.06
Marshall Islands	54	–	–	–	54	0.04
Micronesia, Federated States of	56	1	–	–	57	0.04
Mongolia	1,054	533	68	75	1,730	1.13
Myanmar	770	632	–	35	1,437	0.94
Nauru	–	–	–	–	–	0.00
Nepal	1,714	1,328	–	101	3,143	2.05
Pakistan	11,266	3,668	480	799	16,213	10.60
Palau	39	28	–	–	67	0.04
Papua New Guinea	951	911	–	–	1,862	1.22
Philippines	5,856	817	700	380	7,753	5.07
Samoa	101	4	–	–	105	0.07
Solomon Islands	46	17	–	–	63	0.04
Sri Lanka	4,294	1,264	870	260	6,688	4.38
Tajikistan	297	84	–	5	386	0.25
Thailand	738	–	–	231	969	0.63
Timor-Leste	71	156	–	–	227	0.15
Tonga	30	5	–	–	35	0.02
Turkmenistan	108	–	–	–	108	0.07
Tuvalu	4	–	–	–	4	0.00
Uzbekistan	2,662	2,335	–	495	5,492	3.59
Vanuatu	47	30	–	–	77	0.05
Viet Nam	8,033	3,772	205	669	12,679	8.29
	101,192	39,928	3,838	7,697	152,655	99.79
Regional	87	128	–	370	585	0.38
Fair value adjustment on concessional loans	(267)	–	–	–	(267)	(0.17)
TOTAL – 31 December 2017	101,012	40,056	3,838	8,067	152,973	**100.00**
Allowance for loan losses	(118)	–	–	–	(118)	
Unamortized loan origination cost—net	114	–	–	–	114	
NET BALANCE – 31 December 2017	**$ 101,008**	**$ 40,056**	**$ 3,838**	**$ 8,067**	**$ 152,969**	
Made up of:						
Sovereign Loans						
Regular OCR	$ 66,625	$ 30,526	$ 3,479	$ 5,049	$ 105,679	
COL	29,129	7,288	359	754	37,530	
Nonsovereign Loans						
Private Sector	4,874	1,092	–	2,144	8,110	
Public Sector	380	1,150	–	120	1,650	
NET BALANCE – 31 December 2017	**$ 101,008**	**$ 40,056**	**$ 3,838**	**$ 8,067**	**$ 152,969**	

[1] Refer to the unwithdrawn portions of effective loans as of 31 December 2017. Of the undisbursed balances, ADB has made irrevocable commitments to disburse regular and concessional sovereign amounts totaling $502 million ($401 million – 2016).

[2] Refer to approved loans which loan agreements have been signed but conditions to effectiveness specified in loan regulations and loan agreements are not yet completed as of 31 December 2017.

[3] Refer to loans approved which loan agreements have not been signed as of 31 December 2017.

The accompanying notes are an integral part of these financial statements (OCR-10).

	Loans Outstanding		Undisbursed Balances of Effective Loans[1]		Signed Loans Not Yet Effective[2]		Loans Approved Not Yet Signed[3]		Total Loans
TOTAL – 31 December 2016	$	67,547	$	26,898	$	2,910	$	8,486	$ 105,841
Allowance for loan losses		(45)		–		–		–	(45)
Unamortized loan origination cost—net		97		–		–		–	97
NET BALANCE – 31 December 2016	$	67,599	$	26,898	$	2,910	$	8,486	$ 105,893
Made up of:									
Sovereign Loans	$	62,413	$	25,575	$	2,890	$	6,063	$ 96,941
Nonsovereign Loans									
Private Sector		4,775		1,140		20		1,423	7,358
Public Sector		411		183		–		1,000	1,594
NET BALANCE – 31 December 2016	$	67,599	$	26,898	$	2,910	$	8,486	$ 105,893

MATURITY OF EFFECTIVE LOANS AS OF 31 DECEMBER 2017

Twelve Months Ending 31 December	Amount		Five Years Ending 31 December	Amount
2018	$ 6,098		2027	39,128
2019	7,601		2032	34,541
2020	8,718		2037	20,037
2021	8,391		2042	7,277
2022	8,232		over 2042	1,312
			Total	$ 141,335

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING — OPERATIONS

Currency	2017	2016	Currency	2017	2016
Australian dollar	$ 21	$ –	New Zealand dollar	25	21
Baht	310	280	Norwegian krone	48	–
Canadian dollar	47	–	Philippine peso	29	38
Chinese yuan	573	459	Pound sterling	84	–
Danish krone	11	–	Ringgit	0	–
Euro	820	51	Rupiah	–	12
Indian rupee	218	122	Special drawing rights	26,436	–
Kazakhstan tenge	24	–	Swedish krona	21	–
Korean won	13	–	Swiss franc	39	–
Lari	63	62	US dollar	70,876	65,575
			Yen	1,621	927
			Total	$ 101,279	$ 67,547

76

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
SUMMARY STATEMENT OF BORROWINGS
31 December 2017 and 2016
Expressed in Millions of US Dollars

| | Borrowings | | Swap Arrangements[2] | | Net Currency Obligation[3] | |
| | Principal Outstanding[1] | | Payable (Receivable)[3] | | | |
	2017	2016	2017	2016	2017	2016
Australian dollar	$ 9,261	$ 7,618	$ (9,250)	$ (7,617)	$ 10	$ 1
Brazilian real	866	1,297	(866)	(1,292)	1	5
Canadian dollar	1,236	1,409	(1,247)	(1,435)	(10)	(26)
Chinese yuan	605	576	(124)	(116)	494	473
			12	13		
Euro	875	1,822	(222)	(1,826)	753	(4)
			99	—		
Hong Kong dollar	206	239	(207)	(239)	(1)	0
Indian rupee	943	427	—	—	943	427
Indonesian rupiah	78	—	—	—	78	—
Japanese yen	1,106	1,024	1,281	1,155	1,350	1,201
			(1,036)	(978)		
Malaysian ringgit	—	114	—	(114)	—	0
Mexican peso	292	220	(294)	(232)	(3)	(12)
New Zealand dollar	1,780	1,778	(1,786)	(1,784)	(6)	(6)
Norwegian krone	—	118	—	(117)	—	1
Pound sterling	915	846	(916)	(845)	(1)	1
Russian ruble	285	—	(285)	—	1	—
Singapore dollar	450	759	(449)	(757)	0	2
South African rand	198	193	(198)	(192)	0	1
Swedish krona	29	—	(30)	—	(1)	—
Swiss franc	276	271	(283)	(283)	(7)	(12)
Turkish lira	656	627	(655)	(625)	0	2
Georgian lari	64	62	—	—	64	62
United States dollar	67,159	55,076	19,370	22,217	85,099	75,803
			(1,430)	(1,490)		
Total	$ 87,281	$ 74,476	$ 1,485	$ 3,443	$ 88,766	$ 77,919

Notes: Numbers may not sum precisely because of rounding. 0 = less than $0.5 million.
[1] Includes accrued interest and commission. Reported at fair value except for unswapped borrowings which are reported at principal amount net of unamortized discount/premium. The aggregate face amounts and discounted values of zero coupon and deep discount borrowings (in US dollar equivalents) are:

| | Aggregate Face Amount | | Discounted Value | |
Currency	2017	2016	2017	2016
Australian dollar	$ 352	$ 331	$ 315	$ 284
Brazilian real	147	188	137	165
Euro	102	26	103	26
South African rand	17	15	15	13
Turkish lira	456	286	332	265
Mexican peso	150	142	125	114
US dollar	1,790	1,610	1,889	1,690

The average cost of borrowings after swaps was 1.45% per annum (1.68% - 2016).

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING AS OF 31 DECEMBER 2017[4]

Twelve Months Ending 31 December	Amount		Five Years Ending 31 December	Amount	
2018	$	19,315	2027	$	11,784
2019		11,673	2032		1,712
2020		17,422	2037		745
2021		10,629	over 2037		—
2022		14,001	Total	$	87,281

INTEREST RATE SWAP ARRANGEMENTS AS OF 31 DECEMBER 2017

	Notional Amount		Average Rate (%)		Maturing Through[6]
			Receive	Pay Floating[5]	
Receive Fixed Swaps:					
Australian dollar[7]	$	44	2.64	(0.35)	2027-2032
Chinese yuan		165	3.90	3.68	2019-2020
Euro		624	1.40	(0.60)	2037
United States dollar		69,942	1.64	1.38	2018-2047
United States dollar[8]		18	2.45	(0.34)	2027
Receive Floating Swaps:					
Japanese yen		35	4.37	(0.37)	2032
United States dollar		9,949	1.31	1.35	2018-2022
Total	$	80,777			

[2] Include currency and interest rate swaps. At 31 December 2017, the remaining maturity of swap agreements range from less than one year to 20 years. Approximately 73% of the swap receivables and 76% of the payables are due before 1 January 2023.
[3] Adjusted by the cumulative effect of the adoption of ASC 815 effective 1 January 2001
[4] Bonds with put and call options were considered maturing on the first put or call date.
[5] Represents average current floating rates, net of spread.
[6] Swaps with early termination date were considered maturing on the first termination date.
[7] Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.
[8] Consists of dual currency swaps with interest receivable in US dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (OCR-10).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
31 December 2017
Expressed in Millions of US Dollars

| | SUBSCRIBED CAPITAL | | | | | VOTING POWER | |
| | Number of | Percent | Par Value Of Shares[1] | | | Number of | Percent |
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
REGIONAL							
Afghanistan	3,585	0.034	$ 51.1	$ 44.2	$ 6.8	43,192	0.326
Armenia	31,671	0.298	451.0	428.4	22.6	71,278	0.537
Australia	614,220	5.786	8,747.3	8,309.8	437.5	653,827	4.928
Azerbaijan	47,208	0.445	672.3	638.6	33.7	86,815	0.654
Bangladesh	108,384	1.021	1,543.5	1,466.3	77.2	147,991	1.115
Bhutan	660	0.006	9.4	8.8	0.6	40,267	0.303
Brunei Darussalam	37,386	0.352	532.4	505.8	26.7	76,993	0.580
Cambodia	5,250	0.049	74.8	68.5	6.2	44,857	0.338
China, People's Republic of	684,000	6.444	9,741.0	9,253.8	487.2	723,607	5.454
Cook Islands	282	0.003	4.0	3.8	0.2	39,889	0.301
Fiji	7,218	0.068	102.8	97.7	5.1	46,825	0.353
Georgia	36,243	0.341	516.1	490.3	25.8	75,850	0.572
Hong Kong, China	57,810	0.545	823.3	782.1	41.2	97,417	0.734
India	672,030	6.331	9,570.6	9,092.0	478.6	711,637	5.363
Indonesia	578,100	5.446	8,232.9	7,821.2	411.7	617,707	4.655
Japan	1,656,630	15.607	23,592.6	22,412.7	1,179.9	1,696,237	12.784
Kazakhstan	85,608	0.806	1,219.2	1,158.2	61.0	125,215	0.944
Kiribati	426	0.004	6.1	5.8	0.3	40,033	0.302
Korea, Republic of	534,738	5.038	7,615.4	7,234.5	380.8	574,345	4.329
Kyrgyz Republic	31,746	0.299	452.1	429.5	22.6	71,353	0.538
Lao People's Democratic Republic	1,476	0.014	21.0	19.7	1.3	41,083	0.310
Malaysia	289,050	2.723	4,116.4	3,910.6	205.9	328,657	2.477
Maldives	426	0.004	6.1	5.8	0.3	40,033	0.302
Marshall Islands	282	0.003	4.0	3.8	0.2	39,889	0.301
Micronesia, Federated States of	426	0.004	6.1	5.8	0.3	40,033	0.302
Mongolia	1,596	0.015	22.7	21.6	1.1	41,203	0.311
Myanmar	57,810	0.545	823.3	782.1	41.2	97,417	0.734
Nauru	426	0.004	6.1	5.8	0.3	40,033	0.302
Nepal	15,606	0.147	222.2	211.1	11.1	55,213	0.416
New Zealand	163,020	1.536	2,321.6	2,205.5	116.1	202,627	1.527
Pakistan	231,240	2.178	3,293.2	3,128.5	164.7	270,847	2.041
Palau	342	0.003	4.9	4.6	0.2	39,949	0.301
Papua New Guinea	9,960	0.094	141.8	134.8	7.1	49,567	0.374
Philippines	252,912	2.383	3,601.8	3,421.7	180.1	292,519	2.205
Samoa	348	0.003	5.0	4.7	0.3	39,955	0.301
Singapore	36,120	0.340	514.4	488.7	25.7	75,727	0.571
Solomon Islands	708	0.007	10.1	9.6	0.5	40,315	0.304
Sri Lanka	61,560	0.580	876.7	832.8	43.8	101,167	0.762
Taipei,China	115,620	1.089	1,646.6	1,564.3	82.3	155,227	1.170
Tajikistan	30,402	0.286	433.0	411.3	21.7	70,009	0.528
Thailand	144,522	1.362	2,058.2	1,955.2	102.9	184,129	1.388
Timor-Leste	1,050	0.010	15.0	14.2	0.8	40,657	0.306
Tonga	426	0.004	6.1	5.8	0.3	40,033	0.302
Turkmenistan	26,874	0.253	382.7	363.5	19.2	66,481	0.501
Tuvalu	150	0.001	2.1	2.0	0.1	39,757	0.300
Uzbekistan	71,502	0.674	1,018.3	967.4	50.9	111,109	0.837
Vanuatu	708	0.007	10.1	9.6	0.5	40,315	0.304
Viet Nam	36,228	0.341	515.9	482.5	33.5	75,835	0.572
Total Regional (Forward)	**6,743,985**	**63.533**	**$ 96,043.1**	**$ 91,224.8**	**$ 4,818.3**	**8,645,121**	**65.155**

MEMBERS	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of Shares	Percent of Total	Par Value Of Shares[1]			Number of Votes	Percent of Total
			Total	Callable	Paid-in		
Total Regional (Forward)	**6,743,985**	**63.533**	**$ 96,043.1**	**$ 91,224.8**	**$ 4,818.3**	**8,645,121**	**65.155**
NONREGIONAL							
Austria	36,120	0.340	514.4	488.7	25.7	75,727	0.571
Belgium	36,120	0.340	514.4	488.7	25.7	75,727	0.571
Canada	555,258	5.231	7,907.6	7,512.1	395.5	594,865	4.483
Denmark	36,120	0.340	514.4	488.7	25.7	75,727	0.571
Finland	36,120	0.340	514.4	488.7	25.7	75,727	0.571
France	247,068	2.328	3,518.6	3,342.6	176.0	286,675	2.161
Germany	459,204	4.326	6,539.7	6,212.6	327.1	498,811	3.759
Ireland	36,120	0.340	514.4	488.6	25.8	75,727	0.571
Italy	191,850	1.807	2,732.2	2,595.5	136.6	231,457	1.744
Luxembourg	36,120	0.340	514.4	488.6	25.8	75,727	0.571
The Netherlands	108,882	1.026	1,550.6	1,473.1	77.5	148,489	1.119
Norway	36,120	0.340	514.4	488.7	25.7	75,727	0.571
Portugal	12,040	0.113	171.5	159.4	12.1	51,647	0.389
Spain	36,120	0.340	514.4	488.7	25.7	75,727	0.571
Sweden	36,120	0.340	514.4	488.7	25.7	75,727	0.571
Switzerland	61,950	0.584	882.2	838.1	44.1	101,557	0.765
Turkey	36,120	0.340	514.4	488.7	25.7.	75,727	0.571
United Kingdom	216,786	2.042	3,087.3	2,932.9	154.4	256,393	1.932
United States	1,656,630	15.607	23,592.6	22,412.7	1,179.9	1,696,237	12.784
Total Nonregional	**3,870,868**	**36.467**	**55,126.2**	**52,365.8**	**2,760.4**	**4,623,401**	**34.845**
TOTAL	**10,614,853**	**100.000**	**$151,169.3**	**$143,590.6**	**$ 7,578.7**	**13,268,522**	**100.000**

Note: Numbers may not sum precisely because of rounding.

[1] The authorized capital stock of the ADB has a par value of $10,000 in terms of US dollars of the weight and fineness in effect on 31 January 1966. Pending ADB's selection of the appropriate successor to the 1966 dollar, the par value of each share is SDR 10,000 for financial reporting purposes. Exchange rate at 31 December 2017 was $1.42413. (Notes B and M)

The accompanying notes are an integral part of these financial statements (OCR-10).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
SUPPLEMENTARY INFORMATION ON THE TRANSFER OF ADF LOANS AND OTHER ASSETS TO OCR ON 1 JANUARY 2017

Effective 1 January 2017, ADB transferred loans and other assets totaling $30,812 million from the Asian Development Fund (ADF) to ordinary capital resources (OCR) in accordance with the Board of Governors' Resolution No. 372 authorizing the termination of ADF's lending operations. From then on, concessional lending to lower-income countries continued from the OCR.

The transferred ADF assets comprised loans including accrued interest totaling $27,088 million and liquid assets totaling $3,724 million. Except for the $64 million return of set-aside resources, the rest of the transferred assets was treated as a contribution from ADF to OCR and recognized as a one-time income of $30,748 million in OCR, which has been allocated to ordinary reserves effective 1 January 2017, following the adoption of the Board of Governors' Resolution No. 387 dated 15 March 2017. The contribution part amounting to $30,748 million and the fair value adjustment on the loans amounting to $281 million were recognized as one-time loss of $31,029 million in ADF.

The proportionate share of ADF donors in the transferred assets as of 1 January 2017, taking into account the value of paid-in donor contributions that have been made available for operational commitments which are deemed by ADB to be applied for the transferred assets, was determined in accordance with Article V of the Regulations of the Asian Development Fund. Under Board of Governors' Resolution No. 372, the proportionate share of an ADF donor will be taken into account in the event of the withdrawal of that donor from ADB and ADB's repurchase of its shares, and in the theoretical termination of ADB operations and liquidation of its assets. The value of each donor's paid-in contributions was fixed in US dollars based on the special drawing right value of each donor contribution as of 1 January 2017. This was then used to determine the sources of funds in the transferred assets, as summarized in the following table.

SUPPLEMENTARY INFORMATION ON THE TRANSFER OF ADF LOANS AND OTHER ASSETS TO OCR ON 1 JANUARY 2017

Proportionate Share of Funding Sources of the ADF Assets Transferred to OCR
Expressed in Millions of US Dollars

	Proportionate Share	
	Amount	%
DONOR CONTRIBUTIONS		
Australia	$ 2,213	7.18
Austria	257	0.83
Belgium	231	0.75
Brunei Darussalam	17	0.06
Canada	1,889	6.13
China, People's Republic of	84	0.27
Denmark	242	0.79
Finland	180	0.58
France	1,270	4.12
Germany	1,679	5.45
Hong Kong, China	93	0.30
India	24	0.08
Indonesia	14	0.05
Ireland	79	0.26
Italy	1,099	3.57
Japan	11,197	36.34
Kazakhstan	4	0.01
Korea, Republic of	484	1.57
Luxembourg	47	0.15
Malaysia	24	0.08
Nauru	0	0.00
The Netherlands	716	2.32
New Zealand	157	0.51
Norway	266	0.86
Portugal	79	0.26
Singapore	18	0.06
Spain	432	1.40
Sweden	436	1.42
Switzerland	359	1.17
Taipei,China	90	0.29
Thailand	15	0.05
Turkey	114	0.37
United Kingdom	1,440	4.67
United States	4,060	13.18
TOTAL DONOR CONTRIBUTIONS	29,309	95.13
OCR NET INCOME TRANSFERS	1,439	4.67
SET-ASIDE RESOURCES	64	0.20
TOTAL (Note A)	$ 30,812	100.00

ADF = Asian Development Fund, OCR = ordinary capital resources.
Note: 0 = about $0.3 million and 0.00 = 0.001%.
The accompanying notes are an integral part of these financial statements (OCR-10).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO FINANCIAL STATEMENTS
31 December 2017 and 2016

NOTE A—NATURE OF OPERATIONS, TRANSFER OF ADF LOANS AND OTHER ASSETS TO OCR, AND LIMITATIONS ON LOANS, GUARANTEES AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008-2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration.

ADB conducts its operations through the ordinary capital resources (OCR) and Special Funds (See Note S). Mobilizing financial resources, including cofinancing, is another integral part of ADB's operational activities, where ADB, alone or jointly, administers on behalf of donors funds provided for specific uses.

ADB's OCR operations comprise loans, equity investments, investment in other debt securities, and guarantees. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

Transfer of ADF Loans and Other Assets to OCR

Effective 1 January 2017, ADB transferred loans and other assets totaling $30,812 million from the Asian Development Fund (ADF) to OCR in accordance with the Board of Governors' Resolution No. 372. The transferred ADF assets comprised loans including accrued interest totaling $27,088 million and liquid assets totaling $3,724 million. Except for the $64 million return of set-aside resources, the rest of the transferred assets was treated as a contribution from ADF to OCR and was recognized as one-time income of $30,748 million in OCR, which has been allocated to ordinary reserves effective 1 January 2017, following the adoption of the Board of Governors' Resolution No. 387 dated 15 March 2017 (See Note N).

The proportionate share of funding sources of the ADF assets transferred to OCR is shown in OCR-9.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount of outstanding loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. ADB's policy on lending limitations limits the total amount of disbursed loans, disbursed equity investments and related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves and surplus exclusive of the special reserve. At 31 December 2017, the total of such loans (including other debt securities), equity investments and related prudential buffers, and guarantees aggregated approximately 52.3% (44.4% – 2016) of the total subscribed capital, reserves, and surplus exclusive of the special reserve.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, exclusive of the special

continued

reserve. At 31 December 2017, such equity investments represented approximately 2.6% (6.3% – 2016) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of OCR are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Certain reclassifications were made in 2016 to conform to current year's presentation.

Functional Currencies and Reporting Currency

The majority of the ADF loans transferred to OCR are denominated in special drawing right (SDR). With the combined ADF-OCR lending operations, the currencies of all members and SDR comprise the functional currencies of OCR as these are the currencies of the primary economic environments in which OCR generates and expends cash. Previously, the currencies of all members were considered as the functional currencies. The reporting currency is the US dollar, and the financial statements are expressed in US dollars.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than the US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, translations of assets, liabilities, and capital denominated in non-US dollar currencies are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments, other than those relating to the non-functional currencies (Note O) and to the maintenance of SDR capital values (Notes M and N), are charged or credited to Accumulated translation adjustments and reported in EQUITY as part of Accumulated other comprehensive loss.

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of US dollars of the weight and fineness in effect on 31 January 1966" (1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current US dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until 31 March 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since 1 April 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in US dollars as determined by the IMF, with each share valued at SDR10,000.

As of 31 December 2017, the value of the SDR in terms of the US dollar was $1.42413 ($1.34433 – 2016) giving a value for each share of ADB's capital equivalent to $14,241.30 ($13,443.30 – 2016).

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies. All derivative instruments, as defined by ASC 815, have been marked to fair value (FV), and all changes in FV have been recognized in net income. ADB records derivatives

84

continued

in the Balance Sheet as either assets or liabilities measured at FV, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps under the Master Agreement of the International Swaps and Derivatives Association (ISDA), absent of local market constraints, are recorded on a net basis, while all other swaps, including cross currency and foreign exchange swaps, are recorded on a gross basis.

ADB classifies the cash flows related to nonhedging derivatives in the Statement of Cash Flows in accordance with the nature of the derivative instrument and how it is used in the context of ADB's operations. Payment for and receipts from derivatives could either be Cash Flows for Investing Activities or Cash Flows from Financing Activities.

Investments for Liquidity Purpose

All investment securities and negotiable certificates of deposit held by ADB are considered by Management to be "Available for Sale" (AFS) and are reported at FV. Unrealized gains and losses are reported in EQUITY as part of Accumulated other comprehensive loss. Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS From investments for liquidity purpose and are measured by the difference between amortized cost and the net proceeds of sales using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio.

Interest income on investment securities and time deposits is recognized as earned, and reported net of amortization of premiums and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investment. Impairment losses are not reversed for subsequent recoveries in the value of the investment, until it is sold.

Securities Transferred Under Repurchase Agreements and Securities Purchased Under Resale Arrangements

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated FV and cash received is recorded as a liability. ADB monitors the FV of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Loans — Operations

ADB's loans are made to or guaranteed by members, with the exception of nonsovereign loans. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB's principle of cost pass-through pricing in regular sovereign loan, the funding cost margin is passed on to London interbank offered rate (LIBOR)-based loan borrowers as a surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status for which principal, interest, or other charges are overdue by six months or in the case of loans that are not yet overdue, when there is expectation that interest and other charges will not be collected when they become due, at the point when such information is known. Interest and other charges on non-accruing loans are included in income only to the extent that payments have been received by ADB. Accordingly, loans are reinstated to accrual status when all the principal, interest and other charges due on the loan have been collected. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

continued

ADB's periodic evaluation of the adequacy of the allowance for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

For sovereign loans, ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for more than one year. Specific provision for sovereign loan losses is written-back when the borrower's arrears have been fully settled and the borrower has re-established regular loan service payments. The nonsovereign loans are individually reviewed and subject to provisioning when the loan is considered impaired. The impairment is determined based on the difference between the loan carrying value and the present value of expected future cash flows discounted at the loan's effective interest rate. In addition, ADB provides collective provisions for nonsovereign loans based on the credit risk ratings and probability of default and assumed loss given default.

ADB establishes loan loss reserves for both sovereign and nonsovereign credit exposures to be used as a basis for capital adequacy against expected losses in loans and guarantees. The amount of expected loss pertaining to credit exposures that is not impaired or subject to collective provision is recorded as loan loss reserve in the EQUITY section of the balance sheet. Any adjustment to loan loss reserve following this methodology is subject to the approval of the Board of Governors.

Front-end fees were waived on regular sovereign loans approved from 2004 and were eliminated for loans negotiated on or after 1 October 2007. Since 1988, ADB has charged front-end fees for nonsovereign loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs.

ADB levies a commitment charge on the undisbursed balance of effective regular sovereign and nonsovereign loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

ADB offers loans to its concessional sovereign borrowers at fixed (1% or 2%) interest rates with repayment over periods ranging from 35 to 40 years. Concessional sovereign loans are not subject to commitment charges.

Guarantees

ADB provides guarantees under its sovereign and nonsovereign operations. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

For guarantees issued and modified on or after 1 January 2003, ADB recognizes at the inception of a guarantee, a liability for the stand-by obligation to perform on guarantees. A front-end fee on guarantees received is deferred and amortized over the term of the guarantee contract. ADB records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in ACCOUNTS PAYABLE AND OTHER LIABILITIES - Miscellaneous on the Balance Sheet.

Collateral

ADB requires collateral from individual swap counterparties in the form of approved liquid securities or cash to mitigate its credit exposure to these counterparties. ADB records the restricted cash in OTHER ASSETS with a corresponding obligation to return the cash in ACCOUNTS PAYABLE AND OTHER LIABILITIES.

continued

Collateral received in the form of liquid securities is disclosed in Note J and not recorded on OCR's Balance Sheet.

Equity Investments — Operations

Investments in equity securities with readily determinable market price are considered AFS and are reported at FV, with unrealized gains and losses reported in EQUITY as part of Accumulated other comprehensive loss. ADB reports equity investments with associated derivatives at FV, with changes in FV reported in the Statement of Income and Expenses under NET UNREALIZED GAINS (LOSSES).

ADB applies the equity method of accounting to investments where it has the ability to exercise significant influence such as in limited liability partnerships (LLPs) and certain limited liability companies (LLCs) that maintain a specific ownership account for each investor in accordance with ASC 323-30, "Partnerships, Joint Ventures, and Limited Liability Entities" and direct equity investment that fall under the purview of ASC 323, "Investments—Equity Method and Joint Ventures."

Investments in equity securities without readily determinable FVs are reported at cost or at written down value. ADB has determined that it is not practicable to estimate the FV of equity investment reported at cost or written down. These investments are assessed each quarter to reflect the amount that can be realized using valuation techniques appropriate to the market and industry of each investment. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investments. Impairment losses are not reversed for subsequent recoveries in the value of the equity investments.

Variable Interest Entities

ADB complies with ASC 810, "Consolidated Financial Statements." ASC 810 requires an entity to consolidate and provide disclosures for any Variable Interest Entity (VIE) for which it is the primary beneficiary. An entity is subject to the ASC 810 VIE Subsections and is considered a VIE if it (i) lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) if holders of the equity investment at risk lack decision-making rights about the entity's activities that most significantly impact the entity's economic performance; or (iii) do not have the obligation to absorb the expected losses or the right to receive the residual returns of the entity proportionally to their voting rights. ASC 810 defines the primary beneficiary as the entity that both has the (i) power to direct the activities that most significantly impact the economic performance of the VIE and the (ii) obligation to absorb losses or the right to receive residual returns of the entity. As of 31 December 2017 and 2016, ADB did not identify any VIE in which ADB is the primary beneficiary, requiring consolidation in OCR financial statements.

ADB's variable interests can arise from equity investments, loans, guarantees, and other contractual agreements that change with the changes in the FV of the VIE's net assets exclusive of variable interests. ADB is required to disclose information about its involvement in VIEs where ADB holds significant variable interest (See Note T).

Other Debt Securities — Operations

Investments in other debt securities may be classified as held-to-maturity (HTM) or AFS based on the intent and ability of ADB to hold these securities to maturity. HTM securities are reported at amortized cost while AFS are reported at FV.

Interest income on other debt securities is recognized as earned and reported, net of amortization of premiums and discounts, if any. In cases where front-end fees are collected, the fees are deferred and amortized over the life of the security after offsetting deferred direct origination costs.

continued

Unrealized losses on other debt securities are assessed to determine whether the impairment is deemed to be other than temporary. If deemed to be other than temporary, the impairment is treated based on the classification. For HTM, the impairment related to credit loss is charged against income while the impairment related to other factors is recognized in other comprehensive income, which is accreted over the remaining life of the debt security. The accretion increases the carrying value of the security until it matures or is sold. For AFS, the impairment is charged against income and not reversed for subsequent recoveries in the value of the investment, until it is sold.

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense. Land is stated at cost and is not amortized.

Borrowings

Borrowings provide funds for ADB's operations. ADB diversifies its funding sources across markets, instruments, and maturities. In conjunction, ADB uses currency and interest rate swaps for asset and liability management.

ADB reports borrowings that are swapped or are intended to be swapped in the future and selected floating-rate borrowings at FV. Changes in FV are reported in the Statement of Income and Expenses under NET UNREALIZED GAINS (LOSSES). Remaining borrowings, including legacy borrowings that do not have associated swaps continue to be reported at amortized cost. Discounts, premiums and issuance costs associated with new borrowings are deferred and amortized over the period during which the borrowing is outstanding.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

The Fair Value Option

ADB has adopted the Fair Value Option subsections of ASC 825, "Financial Instruments" (ASC 825 or the Fair Value Option). ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at FV on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at FV under other accounting standards. The election to use the FV Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

In adopting ASC 825, ADB elected to record and report at FV all borrowings that are swapped or are intended to be swapped in the future and selected floating-rate borrowings. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. ADB continues to report its loans and fixed rate borrowings, including legacy borrowings that do not have associated swaps at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at FV.

continued

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting Estimates

The preparation of the financial statements requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates. Judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (irrevocable commitments and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of benefit obligations.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2014-09 *"Revenue from Contracts with Customers (Topic 606)"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. In 2016, ASUs 2016-08, 2016-10, 2016-12 and 2016-20 were issued to clarify the implementation guidance on principal versus agent considerations, on identifying performance obligations and licensing, on assessing collectability, noncash consideration, and completed contracts and contract modifications at transition, and to clarify the Codification and correct unintended application of the guidance, respectively. These updates will become effective from 1 January 2018, but it is not expected to have material impact on OCR's financial statements.

In January 2016, the FASB issued ASU 2016-01, *"Financial Instruments—Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities."* This update which became effective for OCR financial statements from 1 January 2018, enhances the reporting requirements for financial instruments. Specifically, this update (i) requires that investments in equity securities be measured at FV and recognize FV changes through net income, (ii) amends certain disclosure requirements associated with the FV of financial instruments, and (iii) requires to present separately in other comprehensive income the portion of the total change in the FV resulting from a change in the instrument-specific credit risk of liabilities that an entity has elected to measure at FV in accordance with the FV option. Beginning 1 January 2018, ADB will measure its equity investments (except those accounted for under the equity method or those subject to consolidation) at FV and recognize all FV changes through net income. As a result, the unrealized gains of $152 million on the equity investments with readily determinable market

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price and classified as AFS on 1 January 2018 will be shown as a reduction in the beginning balance of the Accumulated other comprehensive income account and as an addition to the Cumulative Revaluation Adjustments account in the 2018 financial statements. Moreover, the impact to the change in instrument-specific credit risk of borrowings amounting to $6 million as of 1 January 2018, will be added to the beginning balance of the Accumulated other comprehensive income account and reduce the Cumulative Revaluation Adjustments account in the 2018 financial statements. In February 2018, a technical correction was issued through ASU 2018-03, "*Technical Corrections and Improvements to Financial Instruments—Overall*". The update clarifies that the prospective transition approach for equity investments without readily determinable FV is meant only for instances in which the measurement alternative in accordance with ASC 321-10-35-3 is applied.

In February 2016, the FASB issued ASU 2016-02, "*Leases (Topic 842)*," which requires the recognition by lessees of lease assets and lease liabilities for the rights and obligations arising from operating leases with terms of more than 12 months. It also requires qualitative disclosures along with specific quantitative disclosures. In January 2018, ASU 2018-01, "*Leases (Topic 842)—Land Easement Practical Expedient for Transition to Topic 842*," was issued to provide an optional transition practical expedient to not evaluate under Topic 842 existing or expired land easements that were not previously accounted for as leases under current lease guidance. These updates are effective for fiscal years beginning after 15 December 2018 and interim periods thereafter. These ASUs are not expected to have a material impact on OCR's financial statements on effectivity.

In March 2016, the FASB issued the following ASUs which became effective for ADB effective 1 January 2017. ASU 2016-06, "*Derivatives and Hedging (Topic 815) – Contingent Put and Call Options in Debt Instruments,*" requires the sole use of the four-step decision sequence in assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. This had no impact to ADB's current practice, which has been consistent with the method prescribed in this update. ASU 2016-07, "*Investments - Equity Method and Joint Ventures (Topic 323) – Simplifying the Transition to the Equity Method of Accounting,*" eliminates the requirement to retroactively adopt the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence. ADB followed the amendment as required. Currently, this has no impact on the reported financial position and results of operations.

In June 2016, the FASB issued ASU 2016-13, "*Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments,*" replacing the incurred loss impairment methodology with a methodology that reflects expected credit losses on financial instruments and other commitments to extend credit. This update is effective for ADB on 1 January 2020. Amendments in this update will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. ADB is currently assessing the impact of this ASU on OCR's financial statements and anticipates that the initial application will result in changes to the accounting policies and additional disclosures relating to loans, guarantees, available for sale and held-to-maturity securities. It is currently impracticable to disclose any further information on the known or reasonably estimable impact to OCR's financial statements in the period of initial application as its detailed assessment has not been completed yet.

In August and November 2016, FASB issued two ASUs related to statement of cash flows which are not expected to have material impact on OCR's financial statements upon adoption on 1 January 2018: (i) ASU 2016-15, "*Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments,*" which provides guidance for eight specific cash flow issues, where current standards are either unclear or deficient, and (ii) ASU 2016-18, "*Statement of Cash Flows (Topic 230) – Restricted Cash,*" which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents.

In March 2017, the FASB issued the following ASUs which ADB does not expect to have material impact on OCR's financial statements: (i) ASU 2017-07 "*Compensation—Retirement Benefits (Topic 715) –*

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Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost" which requires employers to report the service cost component of net periodic pension cost (NPPC) as compensation cost and the other NPPC components (e.g. interest cost, expected return on plan assets and recognized actuarial gain/loss) outside of income from operations on the income statement or be disclosed in the notes to the financial statements. The amendment also allows only the service cost component of NPPC to be eligible for capitalization when applicable. The amendments in this update are effective for ADB on 1 January 2018; (ii) ASU 2017-08 *"Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20) – Premium Amortization on Purchased Callable Debt Securities"* which shortens the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized at the earliest call date. This update aligns more closely with the amortization period of premiums and discounts to expectations incorporated in market pricing the underlying securities. The amendments in this update are effective for public business entities for interim and annual periods beginning after 15 December 2018.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consist of current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of members' promissory notes, and (iii) clearing accounts.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 39 DMCs for 2017 (40 – 2016), cash in banks (due from banks) totaling $37 million ($76 million – 2016) may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, no member has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory.

NOTE D—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

ADB enters into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities.

ADB may engage in securities lending of government or government-guaranteed obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities are available to meet ADB's obligation to counterparties. Included in investments as of 31 December 2017 were securities transferred under securities lending arrangements of government or government-guaranteed obligations totaling $49 million ($42 million – 2016).

Effective 1 January 2017, liquid assets totaling $3,724 million were transferred from ADF to OCR as part of the termination and transfer of ADF concessional lending operations to OCR (See OCR-9).

OCR-10

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The currency composition of the investment portfolio as of 31 December 2017 and 2016 expressed in US dollars is as follows:

($ million)

Currency	2017		2016	
US dollar	$	20,436	$	13,651
Yen		9,279		7,096
Won		3,048		1,987
Euro		1,102		624
Yuan		894		418
Indian rupee		861		450
Pound sterling		231		95
Rupiah		163		84
Danish krone		161		17
Others		303		1,603
Total	$	36,478	$	26,025

The estimated FV and amortized cost of the investments by contractual maturity at 31 December 2017 and 2016 are as follows:

($ million)

	2017				2016			
	Estimated Fair Value		Amortized Cost		Estimated Fair Value		Amortized Cost	
Due in one year or less	$	15,066	$	15,066	$	8,481	$	8,473
Due after one year through five years		20,210		20,458		15,735		15,870
Due after five years through ten years		1,129		1,130		1,809		1,831
Due after ten years through fifteen years		73		72		–		–
Total	$	36,478	$	36,726	$	26,025	$	26,174

Additional information relating to investments for liquidity purpose in government or government-guaranteed obligations and other securities classified as available for sale are as follows:

($ million)

	2017		2016	
As of 31 December				
Amortized cost	$	31,311	$	25,311
Estimated fair value		31,063		25,162
Gross unrealized gains		31		67
Gross unrealized losses		(279)		(216)
For the year ended 31 December				
Change in net unrealized losses from prior year		(99)		(153)
Proceeds from sales		12,500		13,549
Gross gain on sales		34		56
Gross loss on sales		(21)		(3)

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The table below shows the gross unrealized losses and fair value of investments with unrealized losses that are not deemed to be other-than-temporary impairment, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of 31 December 2017 and 2016. There were 82 government or government-guaranteed obligations (5 – 2016), and 75 corporate obligations (2 – 2016) that have been in a continuous losses for over one year representing 20.76% (1.86% – 2016) of the total investments.

($ million)

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2017						
Government or government-guaranteed obligations	$ 20,284	$ 112	$ 7,478	$ 162	$ 27,762	$ 274
Other securities						
Corporate obligations	520	3	94	2	614	5
Total	$ 20,804	$ 115	$ 7,572	$ 164	$ 28,376	$ 279

($ million)

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2016						
Government or government-guaranteed obligations	$ 14,639	$ 208	$ 205	$ 3	$ 14,844	$ 211
Other securities						
Corporate obligations	383	5	280	0	663	5
Total	$ 15,022	$ 213	$ 485	$ 3	$ 15,507	$ 216

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Fair Value Disclosure

The fair value of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 31 December 2017 and 2016 is as follows:

($ million)

	Total	Fair Value Measurements Level 1	Level 2	Level 3
2017				
Investments for liquidity purpose				
Government or government-guaranteed obligations	$ 30,028	$ 27,520	$ 2,508	$ –
Time deposits	5,415	–	5,415	–
Other securities	1,035	1,009	26	–
Securities transferred under repurchased arrangements	393	393	–	–
Securities purchased under resale arrangements	170	–	170	–
Total at fair value	**$ 37,041**	**$ 28,922**	**$ 8,119**	**$ –**
2016				
Investments for liquidity purpose				
Government or government-guaranteed obligations	$ 23,730	$ 22,251	$ 1,479	$ –
Time deposits	863	–	863	–
Other securities	1,432	1,179	253	–
Securities transferred under repurchased arrangements	–	–	–	–
Securities purchased under resale arrangements	102	–	102	–
Total at fair value	**$ 26,127**	**$ 23,430**	**$ 2,697**	**$ –**

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-guaranteed obligations and corporate obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities, and unobservable inputs, such as option adjusted spreads, and other techniques. Time deposits are reported at cost, which approximates FV.

OCR's INVESTMENTS FOR LIQUIDITY PURPOSE are governed by the Investment Authority approved by the Board of Directors. The asset and liability management committee and risk committee are involved in overseeing the activities and performance of the investment portfolio. ADB maintains documented processes and internal controls to value the investment securities and financial assets. The data management unit in the treasury department is responsible for providing the valuation in accordance with the business process. In instances where ADB relies primarily on prices from third party pricing information, there are procedures in place to validate the appropriateness of those values in determining the hierarchy levels. This involves evaluating the nature of prices provided by third party pricing sources to determine if they are indicative or binding prices.

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The table below provides the details of transfers between Levels 1 and 2, which are attributed to the availability or absence of market quotes for the years ended 31 December 2017 and 2016:

($ million)

| | 2017 | | 2016 | |
	Level 1	Level 2	Level 1	Level 2
Investments for liquidity purpose				
Government or government-guaranteed obligations				
Transfers into (out of)	$ 35	$ (35)	$ 242	$ (242)
Transfers (out of) into	(327)	327	(25)	25
Corporate obligations				
Transfers into (out of)	1	(1)	10	(10)
Transfers (out of) into	(1)	1	(251)	251
	$ (292)	$ 292	$ (24)	$ 24

NOTE E—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS

ADB has entered into Global Master Repurchase Agreements with counterparties in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the specified default and termination events occur and includes provisions to offset the sum due from one party against the sum due from the other. All securities transferred under repurchase agreements are with government or government-guaranteed securities that are rated investment grade. ADB monitors daily the FV of margin securities for compliance with the repurchase agreement.

The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements presented in the balance sheet as of 31 December 2017 are summarized below (See Note J for Derivative Instruments).

($ million)

| | (a) | (b) | | (c) = (a) - (b) |
| | Gross amount of liabilities presented in the balance sheet | Gross amounts not offset in the balance sheet | | |
2017		Financial instruments	Collateral pledged	Net amount
Payable under securities repurchase agreement	$ 393	$ 392	$ —	$ 1
Total	$ 393	$ 392	$ —	$ 1

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The repurchase agreements accounted for as secured borrowings as of 31 December 2017 (nil – 2016) are summarized below:

($ million)

| 2017 | | Remaining contractual maturity of the agreements | | | | | | |
	1-30 Days		31-90 Days		> 90 Days		Total	
Payable under securities repurchase agreement								
Government or government-guaranteed obligations	$	369	$	24	$	–	$	393
Total	$	369	$	24	$	–	$	393
Gross amount of recognized liabilities for repurchase agreements disclosed above								393
Amounts related to agreements not included in offsetting disclosure								–

NOTE F—LOANS — OPERATIONS

Effective 1 January 2017, the ADF outstanding loans including accrued interest totaling $27,088 million were transferred to OCR. Subsequently, concessional financing to DMCs with (i) per capita gross national income below the ADB operational cutoff and (ii) limited or low creditworthiness, continues in OCR on the same terms and conditions prior to the transfer (See OCR-9).

The carrying amount and estimated FV of loans outstanding at 31 December 2017 and 2016 are as follows:

($ million)

| | 2017 | | | | 2016 | | | |
	Carrying Value		Estimated Fair Value		Carrying Value		Estimated Fair Value	
Sovereign – Regular	$	66,625	$	66,920	$	62,413	$	63,026
Sovereign – Concessional		29,129		29,115		–		–
Nonsovereign		5,254		5,314		5,186		5,253
Total	$	101,008	$	101,349	$	67,599	$	68,279

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Undisbursed loan commitments and an analysis of loans by borrower as of 31 December 2017 are shown in OCR-6. The carrying amounts of loan outstanding by loan products at 31 December 2017 and 2016 are as follows:

($ million)

	2017	2016
Sovereign Loans		
LIBOR-based loans	$ 64,755	$ 60,103
Local currency loans	24	–
Pool-based single currency loans (US$)	1,675	2,134
Pool-based single currency loans (yen)	18	41
Concessional loans	29,180	–
	95,652	62,278
Allowance for loan losses	(57)	–
Unamortized direct loan origination cost—net	159	135
	102	135
Subtotal	95,754	62,413
Nonsovereign Loans		
LIBOR-based loans	4,168	4,296
Local currency loans	1,192	973
	5,360	5,269
Allowance for loan losses	(60)	(45)
Unamortized front-end fee—net	(45)	(38)
	(106)	(83)
Subtotal	5,254	5,186
Total	$ 101,008	$ 67,599

Note: Numbers may not sum precisely because of rounding.

After the transfer of the concessional loans from ADF to OCR, ADB loans are composed of regular loans and concessional loans.

Regular Loans

In July 1992, ADB introduced a US dollar pool-based variable lending rate system, and in November 1994, a market-based lending rate system was made available to sovereign and nonsovereign borrowers.

On 1 July 2001, ADB introduced LIBOR-based loans (LBLs) in US dollar, euro, and yen. The LBL lending facility offers borrowers (i) choice of currency and interest rate basis; (ii) flexibility to change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iii) options to cap or collar the floating lending rate at any time during the life of the loan. With the introduction of LBLs, prior loan windows are no longer offered to borrowers. ADB enhanced the LBL lending facility to sovereign LBLs negotiated after 1 January 2007, offering additional major currencies that ADB can efficiently intermediate, and additional repayment options including (i) annuity method with various discount factors, (ii) straight-line repayment, (iii) bullet repayment, and (iv) custom-tailored repayment.

In November 2002, ADB started to offer local currency loans (LCL) to nonsovereign borrowers and extended the LCL to sovereign borrowers in 2005.

continued

In June 2009, ADB established a Countercyclical Support Facility (CSF) in response to the global economic crisis that spread to Asia and the Pacific. Loans approved under the CSF carry a lending spread of 2.0% above ADB's average funding cost, and have a maturity of 5 years, including a 3-year grace period. As of 31 December 2017 and 2016, outstanding CSF loans amounted to $2,000 million.

In April 2011, ADB established the project design facility on a pilot basis to support project preparation, particularly detailed engineering designs, through project design advances (PDA). The facility is designed to be refinanced from the proceeds of the ADB loan for the ensuing project. PDAs approved carry standard lending rates. Payment of interest is deferred until the PDA is refinanced out of the loans proceeds, or other repayment terms take effect.

Concessional Loans

Prior to 1 January 1999, concessional loans extended to eligible borrowing members bore a service charge of 1% and required repayment over periods ranging from 35 to 40 years. On 14 December 1998, the Board of Directors approved an amendment to concessional loan terms, as follows: (i) for loans to finance specific projects, the maturity was shortened to 32 years including an 8-year grace period; (ii) for program loans to support sector development, the maturity was shortened to 24 years including an 8-year grace period; and (iii) all new loans bear a 1% interest charge during the grace period, and 1.5% during the amortization period, with equal amortization. The revised concessional lending terms took effect on 1 January 1999 for loans for which formal loan negotiations were completed on or after 1 January 1999. Concessional borrowers are required to absorb exchange rate risks attributable to fluctuations in the value of the currencies disbursed.

In September 2007, the Board of Directors approved a new hard-term concessional lending facility. The facility had a fixed interest rate of 150 basis points below the weighted average of the ten-year fixed swap rates of the SDR component currencies plus the OCR lending spread, or the current concessional lending rate, whichever was higher. Other terms were similar to those of regular concessional loans. The interest rate was reset every January and applied to all hard-term loans approved that year and fixed for the life of the loan.

In June 2012, the Board of Directors approved the hardening of lending terms to blend countries: (a) for project and policy-based loans financed from ADF resources, a 25-year tenor including a 5-year grace period, 2.0% per year interest rate throughout the loan tenor, and equal amortization; and (b) for hard-term loans, a 25-year tenor including a 5-year grace period, an interest rate calculated as 150 basis points below the weighted average of the 10-year fixed swap rates of the SDR component currencies plus the OCR lending spread, or the applicable ADF interest rates, whichever is higher, throughout the loan tenor, and equal amortization. These new lending terms were applicable to loans for which formal loan negotiations were completed on or after 1 January 2013.

For hard-term ADF loans approved in 2016, the interest rate was set at (i) 1.0% during the grace period and 1.5% thereafter for ADF-only countries; and (ii) 2.0% fixed for the life of the loans for blend countries. The hard-term ADF lending facility was discontinued starting January 2017.

Prepayments

During 2017, ADB received prepayments for 17 loans (13 loans – 2016) amounting to $598 million ($311 million – 2016), of which $211 million ($157 million – 2016) was for regular sovereign loans, $1 million was for concessional sovereign loans and $386 million was for nonsovereign loans ($154 million – 2016).

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Loans in Non-Accrual Status

As of 31 December 2017, there were no loans in non-accrual status (one nonsovereign loan with principal outstanding of $20 million, but without overdue principal – 2016). There were no loans outstanding that are past due as of 31 December 2017 and 2016.

Allowance for Loan Losses

Loan loss allowance for a nonsovereign loan amounting to $20 million was written off because recovery is not expected. A net provision of $35 million was made for nonsovereign loans ($11 million – 2016) consisting of $38 million provision ($21 million – 2016), and $3 million write-back ($10 million – 2016).

The changes in the allowance for loan losses during 2017 and 2016 as well as information pertaining to loans which were subject to specific allowance for loan losses are as follows:

($ million)

	2017			2016		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Allowance for Credit Losses:						
Beginning balance	$ –	$ 45	$ 45	$ –	$ 34	$ 34
Transferred provision on concessional loans	61	–	61	–	–	–
Provision during the year	–	38	38	–	21	21
Written back	–	(3)	(3)	–	(10)	(10)
Written off	(4)	(20)	(24)	–	–	–
Ending Balance	$ 57[a]	$ 60	$ 118	$ –	$ 45	$ 45
Outstanding Allowance on:						
Individually evaluated for loan losses	$ 57	$ 28	$ 86	$ –	$ 14	$ 14
Collectively evaluated for loan losses	$ –	$ 32	$ 32	$ –	$ 31	$ 31
Outstanding Loans	$ 95,652[b]	$ 5,360	$ 101,012	$ 62,278	$ 5,269	$ 67,547
Individually evaluated for loan losses	$ 322	$ 75	$ 397	$ –	$ 20	$ 20
Collectively evaluated for loan losses	$ –	$ 5,285	$ 5,285	$ –	$ 5,249	$ 5,249

Note: Numbers may not sum precisely because of rounding.
[a] Represents provision for HIPC debt relief to Afghanistan.
[b] Includes concessional loans of $29,180 million.

Loans subject to provisioning with related allowance for loan losses during 2017 and 2016 are as follows:

($ million)

	2017			2016		
	Recorded Loan Receivable	Unpaid Principal balance	Related allowance	Recorded Loan Receivable	Unpaid Principal balance	Related allowance
Sovereign Loans	$ 322	$ –	$ 57	$ –	$ –	$ –
Nonsovereign Loans	75	–	28	20	–	14

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No loans were modified or restructured for the years ended 31 December 2017 and 2016 and no modified or restructured loans were outstanding as of 31 December 2017 and 2016.

The allowance for loan losses for sovereign loans relate to the Heavily Indebted Poor Countries (HIPC) Initiative for the concessional OCR loans. Launched in 1996 by the International Development Association (IDA) and the International Monetary Fund (IMF), the HIPC Initiative provides partial debt relief to poor countries with external debt that severely burdens export earnings or public finance. The ADB Board of Governors adopted a resolution on 7 April 2008 for ADB to participate in the HIPC Initiative and to provide Afghanistan with debt relief. The principal amount of Afghanistan's debt to be forgiven was $82 million. Of this amount, a total of $25 million has been written-off as the loan service payments of affected loans fell due. This brought the balance of the Allowance for HIPC debt relief as of 31 December 2017 to $57 million.

The office of risk management is primarily responsible for determining the specific and collective provisions for the nonsovereign loans and the accounting division, in coordination with regional departments, is responsible for determining the specific provisions for sovereign loans. The provisioning levels are discussed at the risk committee and reported to the Board of Directors quarterly.

Fair Value Adjustment on Concessional Loans

Effective 1 January 2017, concessional loans from ADF were transferred to OCR at FV. The FV of the ADF loan was approximated by the nominal value of the loan outstanding amount adjusted for credit risk, which was measured by the expected loss of the ADF loan portfolio based on ADB credit risk management framework.

The FV adjustment of concessional loans transferred was $281 million. The FV adjustment is recognized as income over the life of the loans based on the maturity structure of the transferred loans and as the loan service payments are received.

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB manages credit risk for lending operations through continuous monitoring of creditworthiness of the borrowers and the capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB has a process of assigning internal ratings to provide more accurate inputs for risk measurements. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risks in the portfolio.

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The following table summarizes the credit quality of sovereign and nonsovereign loans after the effect of risk transfers. High credit risk includes $75 million in nonsovereign loans that were considered impaired ($20 million in nonsovereign loans – 2016).

($ million)

Risk Class	Risk Rating	Sovereign Loans		Nonsovereign Loans	
		2017	2016	2017	2016
Low credit risk	1–5 (AAA to BBB–)	$ 48,873	$ 46,121	$ 1,918	$ 2,040
Medium credit risk	6–8 (BB+ to BB–)	19,781	7,257	2,113	2,063
Significant credit risk	9–11 (B+ to B–)	25,722	8,864	1,242	1,131
High credit risk	12–14 (CCC+ to D)	1,543	36	87	35
Total		$ 95,919	$ 62,278	$ 5,360	$ 5,269

As of 31 December 2017, ADB's loan and guarantee portfolios had a significant concentration of credit risk to Asia and the Pacific region. The credit exposure determined based on FV amounted to $103,522 million ($70,383 million – 2016).

Fair Value Disclosure

ADB does not sell its sovereign loans. As of 31 December 2017 and 2016, all loans are carried at amortized cost.

Fair valuation of loans is based on internal discounted cash flow models in which expected cash flows are discounted at applicable market yield curves, plus ADB's lending spread, adjusted for credit risks. Inputs for the models are based on available market data such as yield curves, interest rates, volatilities, credit curves, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation. The accounting division is responsible for determining and reporting the FV of the loan portfolio.

The significant observable inputs used in valuing the various classes of loans classified as Level 2 include foreign exchange rates and yield curves specified to index fixed rates, deposit and swap interest rates, and yield curves specified to LIBOR. The significant unobservable inputs used in valuing the various classes of loans classified as Level 3 include probability of default, weighted average cost of fixed and floating rate borrowings attached to pool-based single currency loans and swaps spreads for selected currencies.

Significant increase (decrease) in these unobservable inputs, independently, will generally decrease (increase) the FV of the loan.

The hierarchy of estimated FV of ADB loans as of 31 December 2017 and 2016 is as follows:

($ million)

	2017	2016
Level 1	$ –	$ –
Level 2	66,659	62,166
Level 3	34,690	6,113
Total at fair value	$ 101,349	$ 68,279

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's sovereign and nonsovereign borrowers. In such capacity, ADB provides loan

continued

administration services, which include loan disbursements and/or loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances. These loans are not recorded as part of OCR's Balance Sheet.

Loans administered by ADB on behalf of participating institutions during the years ended 31 December 2017 and 2016 are as follows:

($ million)

	2017		2016	
	Amount	No.of Loans	Amount	No.of Loans
Sovereign loans	$ 2,500	65	$ 2,177	69
Nonsovereign loans	1,493	30	1,378	19
Total	$ 3,993	95	$ 3,555	88

NOTE G—GUARANTEES — OPERATIONS

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) credit guarantees where certain principal and/or interest payments are covered; (ii) political risk guarantees, which provide coverage against well-defined country risk events; and (iii) guarantees for certain trade-related obligations. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor's agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB's ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade related products.

continued

The maximum potential exposure and outstanding amounts of these guarantee obligations as of 31 December 2017 and 2016 covered:

($ million)

| | 2017 | | 2016 | |
	Maximum Potential Exposure	Outstanding Amount	Maximum Potential Exposure	Outstanding Amount
Credit Guarantees				
Trade Related				
with counterguarantee	$ 592	$ 592	$ 476	$ 476
without counterguarantee	808	680	737	612
	1,400	1,272	1,213	1,088
Non-Trade Related				
with counterguarantee	840	733	1,013	872
without counterguarantee	242	150	198	124
	1,082	883	1,211	996
Subtotal	2,482	2,155	2,424	2,084
Political Risk Guarantees				
Non-Trade Related				
with counterguarantee	18	18	38	21
Total	$ 2,500	$ 2,173	$ 2,462	$ 2,105

The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed and outstanding as of the end of the year, exclusive of the standby portion.

As of 31 December 2017, a total liability of $17 million ($24 million – 2016) relating to standby ready obligations for seven credit risk guarantees (nine – 2016) and one political risk guarantees (one – 2016) has been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous on the Balance Sheet for all guarantees issued after 31 December 2002.

As of 31 December 2017 and 2016, one credit guarantee with nonsovereign counter-guarantee had collateral from a counter-guarantor.

Fair Value Disclosure

As of 31 December 2017 and 2016, all of ADB's future guarantee receivables and guarantee liabilities are classified as Level 3 within the FV hierarchy.

The accounting division is responsible for determining and reporting the FV of guarantees reported in the balance sheet. Future guarantee receivables and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the FV of the guarantees.

continued

The valuation technique and significant unobservable quantitative input for guarantee receivables/ guarantee liabilities classified as Level 3 as of 31 December 2017 and 2016 are summarized below:

Portfolio	Valuation Technique	Unobservable Inputs	Range (Average)	
			2017	2016
Guarantee receivable/ Guarantee liability	Discounted cash flows	Discount rates	2.22% to 4.43% (2.98%)	2.22% to 4.43% (2.99%)

The following table presents the changes in the carrying amounts of ADB's Level 3 future guarantee receivable/liability for the years ended 31 December 2017 and 2016:

($ million)

	Guarantee Receivable/Liability	
	2017	2016
Balance, 1 January	$ 24	$ 21
Issuances	8	21
Amortization	(15)	(18)
Balance, 31 December	$ 17	$ 24

Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive loss.

NOTE H—EQUITY INVESTMENTS — OPERATIONS

ADB's equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through investment funds (e.g. private equity funds). They are reported: (i) at fair value; (ii) under the equity method; and (iii) at cost or written down value as follows:

($ million)

	2017	2016
Equity method	$ 683	$ 614
Fair value method	346	78
Cost method	156	122
Total	$ 1,185	$ 814

Equity investments with readily determinable FVs or with derivative that are not accounted for under the equity method are reported at FV. As of 31 December 2017, these included five equity investments which were classified as AFS totaling $343 million (one equity investment amounting $71 million – 2016) and an equity investment with associated derivative amounting to $3 million ($7 million – 2016).

As of 31 December 2017 and 2016, there was no equity investment in an unrealized loss position.

continued

Additional information relating to equity investments classified as available for sale is as follows:

($ million)

	2017	2016
As of 31 December		
Amortized cost	$ 191	$ 41
Estimated fair value	343	71
Gross unrealized gains	152	30
For the years ended 31 December:		
Change in unrealized gains from prior year	122	18
Proceeds from sales	–	25
Gross gain on sales	–	14

Approved equity investments that have not been disbursed totaled $503 million at 31 December 2017 ($422 million – 2016).

Fair Value Disclosure

ADB's equity investments reported at FV as of 31 December 2017 were $346 million ($78 million – 2016). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The FV hierarchy of ADB's equity investments at FV as of 31 December 2017 and 2016 is as follows:

($ million)

	2017	2016
Level 1	$ 343	$ 71
Level 2	–	–
Level 3	3	7
Total equity investments at fair value	**$ 346**	**$ 78**

The office of risk management is primarily responsible for determining the FV of equity investments with associated derivatives. The valuation methodology used for the Level 3 securities was changed in 2017. The new methodology considers alternative exits through sale to third party. The multiple valuation techniques have been probability weighted based on management expectations. An increase (decrease) in the discount rate, independently, will decrease (increase) the FV of equity investments. Conversely, significant increase (decrease) in internal rate of return or derived price to book ratio will generally increase (decrease) the FV of the equity investments.

continued

The valuation techniques and significant unobservable inputs for the equity investment classified as Level 3 as of 31 December 2017 and 2016 are presented below.

Year	Valuation Technique	Unobservable Inputs	Average
2017	Probability weighted Market approach	Discount rate	23.35%
		Internal rate of return	21%
		Derived price to book ratio	0.61
2016	Expected book value method	Discount rate	23.35%
		Internal rate of return	21%

The following table presents the changes in the carrying amounts of ADB's Level 3 equity investments for the years ended 31 December 2017 and 2016:

($ million)

	2017	2016
Balance, beginning of year	$ 7	$ 11
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	1	(2)
Included in other comprehensive loss[b]	(5)	(2)
Balance, end of year	$ 3	$ 7
The amount of total gains (losses) for the year included in earnings attributable to the change in unrealized gains relating to assets still held at reporting date[a]	$ 1	$ (2)

[a] Included in net unrealized gains (losses) (OCR-2).
[b] Included in accumulated translation adjustments (Note N).

NOTE I—OTHER DEBT SECURITIES — OPERATIONS

ADB's financial assistance to DMCs may be made by way of subscription to an entity's debt instruments such as bonds and debentures issued for the purpose of financing development projects. The amortized cost and estimated FV of the outstanding other debt securities by contractual maturity as of 31 December 2017 and 2016 are presented below:

($ million)

	2017		2016	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ —	$ —	$ —	$ —
Due after one year through five years	233	239	147	150
Due after five years through ten years	—	—	—	—
Due after ten years through fifteen years	3	3	3	3
Total	$ 236	$ 242	$ 150	$ 153

Fair Value Disclosure

Fair valuation is based on internal discounted cash flow models in which expected cash flows are discounted at applicable market yield curves. Inputs for the models are based on available market data such as foreign exchange rates and yield curves specified to index fixed rates, deposit and swap interest rates. Parameters and models used for valuation are subject to internal review and periodic external

106

continued

validation. The accounting division is responsible for determining and reporting the FV of the other debt securities portfolio.

Significant increase (decrease) in the inputs, independently, will generally decrease (increase) the FV of the debt securities.

The hierarchy of estimated FV of ADB's other debt securities as of 31 December 2017 and 2016 is as follows:

($ million)

	2017	2016
Level 1	$ —	$ —
Level 2	239	150
Level 3	3	3
Total at fair value	$ 242	$ 153

The value of the Level 3 securities was based on the enterprise value (EV) of the issuer using the (i) median EV over earnings before interest, tax, depreciation, and amortization and (ii) median EV over sales multiples of peer companies.

The following table presents the changes in the carrying amounts of ADB's Level 3 other debt securities for the years ended 31 December 2017 and 2016:

($ million)

	2017	2016
Balance, beginning of year	$ 3	$ 6
Total gains (losses) - (realized/unrealized)		
Included in other comprehensive loss (Note N)		
Accumulated translation adjustments	0	(0)
Unrealized investment holding loss	—	(1)
Other than temporary impairment[a]	—	(2)
Balance, end of year	$ 3	$ 3
The amount of total loss for the year recognized in other comprehensive loss attributable to the change in net unrealized gains or losses relating to assets still held at the reporting date	$ —	$ (1)

0 = less than $0.5 million

Note: There were no transfers in and out of Level 3.

[a] Included in net realized gains (OCR-2).

NOTE J—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments such as interest rate swaps, currency swaps, and foreign exchange swaps and forwards for asset and liability management of individual positions and portfolios. The FV of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Borrowings are interest rate, currency and foreign exchange swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB's interest rate swap, currency and foreign exchange swap agreements usually match the

continued

terms of particular borrowings. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Investments for liquidity purpose are interest rate, currency and foreign exchange swaps, and forwards that ADB has entered into for the purpose of hedging specific investments. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Loans – Operations are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific loans or a portfolio of loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and future requirements.

Future dated derivatives as of 31 December 2017 amounted to $1 million for derivative assets ($1 million – 2016) and $0.1 million for derivative liabilities (nil – 2016).

Fair Value Disclosure

The FV hierarchy of ADB's derivatives and the balance sheet location as of 31 December 2017 and 2016 are as follows:

($ million)

2017	Balance Sheet Location	Fair Value Measurements Total	Level 1	Level 2	Level 3
Assets					
Borrowings related derivatives	Derivative Assets				
Currency swaps	- Borrowings	$ 18,473	$ –	$ 17,011	$ 1,462
Interest rate swaps		182	–	182	–
Foreign exchange swaps		623	–	623	–
Investments related derivatives	Derivative Assets				
Currency swaps	- Investments for liquidity purpose	6,806	–	6,806	–
Interest rate swaps		4	–	4	–
Foreign exchange swaps		5,952	–	5,952	–
Foreign exchange forward		15	–	15	–
Loans related derivatives	Derivative Assets				
Currency swaps	- Loans – Operations	8,703	–	8,703	–
Interest rate swaps		3	–	3	–
Total assets at fair value		**$ 40,761**	**$ –**	**$ 39,299**	**$ 1,462**
Liabilities					
Borrowings related derivatives	Derivative Liabilities				
Currency swaps	- Borrowings	$ 19,337	$ –	$ 19,337	$ –
Interest rate swaps		802	–	802	–
Foreign exchange swaps		624	–	624	–
Investments related derivatives	Derivative Liabilities				
Currency swaps	- Investments for liquidity purpose	6,964	–	6,964	–
Interest rate swaps		30	–	30	–
Foreign exchange swaps		5,955	–	5,955	–
Foreign exchange forward		15	–	15	–
Loans related derivatives	Derivative Liabilities				
Currency swaps	- Loans – Operations	9,124	–	8,588	536
Interest rate swaps		1	–	1	–
Total liabilities at fair value		**$ 42,852**	**$ –**	**$ 42,316**	**$ 536**

continued

($ million)

2016	Balance Sheet Location	Fair Value Measurements			
		Total	Level 1	Level 2	Level 3
Assets					
Borrowings related derivatives	Derivative Assets				
Currency swaps	- Borrowings	$ 19,720	$ —	$ 18,557	$ 1,163
Interest rate swaps		222	—	222	—
Investments related derivatives	Derivative Assets				
Currency swaps	- Investments for liquidity purpose	5,517	—	5,517	—
Interest rate swaps		1	—	1	—
Foreign exchange swaps		3,024	—	3,024	—
Loans related derivatives	Derivative Assets				
Currency swaps	- Loans – Operations	655	—	655	—
Interest rate swaps		4	—	4	0
Total assets at fair value		$ 29,143	$ —	$ 27,980	$ 1,163
Liabilities					
Borrowings related derivatives	Derivative Liabilities				
Currency swaps	- Borrowings	$ 22,841	—	22,841	—
Interest rate swaps		544	—	544	—
Investments related derivatives	Derivative Liabilities				
Currency swaps	- Investments for liquidity purpose	5,287	—	5,287	—
Interest rate swaps		38	—	38	—
Foreign exchange swaps		2,784	—	2,784	—
Loans related derivatives	Derivative Liabilities				
Currency swaps	- Loans — Operations	580	—	103	477
Interest rate swaps		5	—	5	0
Total liabilities at fair value		$ 32,079	$ —	$ 31,602	$ 477

0 = less than $0.5 million.

The office of risk management is primarily responsible for determining the FV of derivatives using discounted cash flow models. Market inputs, such as yield curves, foreign exchange (FX) rates, cross currency basis spreads, yield basis spread, yield and FX volatilities and correlation are obtained from pricing services and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding. For derivatives classified under Level 3, basis swaps spreads for selected currencies are considered to be significant unobservable inputs to derive the discount rates based on benchmark yield curves adjusted with a basis swap spread.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the FV of derivatives.

There were no transfers between Levels 1, 2 and 3 in the derivatives portfolio during 2017 and 2016.

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB's derivative instruments classified as Level 3 as of 31 December 2017 and 2016 are presented below:

Portfolio	Valuation Technique	Unobservable Inputs	Range (Weighted Average)	
			2017	2016
Borrowings related swaps/ Loans related swaps	Discounted cash flows	Basis swap spreads	-1.17% to 6.55% (-2.34%)	-0.87% to 8.05% (-1.85%)

continued

The following tables present the changes in the carrying amounts of ADB's Level 3 derivative assets and derivative liabilities for the years ended 31 December 2017 and 2016:

($ million)

2017	Borrowings related derivatives				Loans related derivatives			
	Assets		Liabilities		Assets		Liabilities	
Balance, beginning of year	$	1,163	$	–	$	0	$	(477)
Total gains (losses) - (realized/unrealized)								
Included in earnings[a]		26		–		(0)		(5)
Included in other comprehensive loss[b]		(37)		–		0		(42)
Issuances		847		–		–		(79)
Maturities/Redemptions		(537)		–		–		67
Balance, end of year	$	1,462	$	–	$	–	$	(536)
The amount of total losses for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$	(18)	$	–	$	(0)	$	(3)

0 = less than $0.5 million
[a] Included in net unrealized gains (losses) (OCR-2).
[b] Included in accumulated translation adjustments (Note N).

($ million)

2016	Borrowings related derivatives				Loans related derivatives			
	Assets		Liabilities		Assets		Liabilities	
Balance, beginning of year	$	1,618	$	–	$	0	$	(485)
Total (losses) gains - (realized/unrealized)								
Included in earnings[a]		22		–		(0)		(6)
Included in other comprehensive loss[b]		(139)		–		0		3
Issuances		96		–		–		(104) [c]
Maturities/Redemptions		(434)		–		–		115
Balance, end of year	$	1,163	$	–	$	0	$	(477)
The amount of total (losses) gains for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$	16	$	–	$	(0)	$	(6)

0 = less than $0.5 million
[a] Included in net unrealized gains (losses) (OCR-2).
[b] Included in accumulated translation adjustments (Note N).
[c] Including accretion of $18 million.

continued

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the FV of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)

	Location of Gain (Loss) recognized in Income (Expenses) on Derivatives	Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives			
			2017		2016
Borrowings related derivatives					
Currency swaps	Borrowing and related expenses	$	421	$	530
	Net Realized Gains		3		0
	Net Unrealized Gains (Losses)		(103)		(218)
Interest rate swaps	Borrowing and related expenses		173		323
	Net Realized Gains		–		–
	Net Unrealized Gains (Losses)		(298)		(605)
Foreign exchange swaps	Borrowing and related expenses		4		–
	Net Unrealized Gains (Losses)		0		–
		$	200	$	30
Investments related derivatives					
Currency swaps	Revenue from investments for liquidity purpose	$	76	$	44
	Net Unrealized Gains (Losses)		18		(11)
Interest rate swaps	Revenue from investments for liquidity purpose		(9)		(10)
	Net Unrealized Gains (Losses)		10		11
Foreign exchange swaps	Revenue from investments for liquidity purpose		94		40
	Net Unrealized Gains (Losses)		(0)		2
Foreign exchange forwards	Net Realized Gains		–		0
	Net Unrealized Gains (Losses)		0		0
		$	189	$	76
Loans related derivatives					
Currency swaps	Revenue from Loans – Operations	$	47	$	(14)
	Net Unrealized Gains (Losses)		(45)		(3)
Interest rate swaps	Revenue from Loans – Operations		(1)		(12)
	Net Unrealized Gains (Losses)		0		10
		$	1	$	(19)

0 = less than $0.5 million.

Counterparty Credit Risks

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the policies set forth in the Investment Authority and other risk management guidelines. ADB has a potential risk of loss if the derivative counterparty fails to perform its obligations. In order to reduce credit risk, ADB transacts with counterparties eligible under ADB's swap guidelines which include a requirement that the counterparties have at least a credit rating of A– or higher and generally requires entering into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions.

continued

The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 31 December 2017, ADB had received collateral of $324 million ($943 million – 2016) in connection with the swap agreements. Of this amount, $240 million ($605 million – 2016) was recorded as swap related collateral in the balance sheet.

ADB has entered into several agreements with its derivative counterparties under the ISDA Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate the derivative transaction if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where (i) the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at the negotiated minimum credit rating level with the relevant counterparty, or (ii) such indebtedness ceases to be rated by any international credit rating agencies. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement). The aggregate FV of all derivative instruments that ADB has under the enforceable ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of 31 December 2017 was $2,408 million ($3,810 million – 2016). The gross liability position in the aggregate FV of all derivative instruments that ADB has no enforceable netting agreement amounted to $92 million as of 31 December 2017 ($12 million – 2016).

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of DERIVATIVE ASSETS and DERIVATIVE LIABILITIES not offset in the balance sheet that are subject to enforceable master netting arrangements as of 31 December 2017 and 2016 are as follows: (See Note E for PAYABLE UNDER SECURITIES REPURCHASE ARRANGEMENTS.)

($ million)

| | 2017 | | 2016 | |
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross amount presented in the balance sheet	$ 40,671 [a]	$ (42,760) [b]	$ 29,129 [a]	$ (32,067) [b]
Gross amounts not offset in the balance sheet				
Financial instruments	(40,352)	40,352	(28,257)	28,257
Collateral received [c]	(278)	–	(772)	–
Net amount [d]	$ 41	$ (2,408)	$ 100	$ (3,810)

[a] This excludes gross amount of DERIVATIVE ASSETS presented in the balance sheet not subject to enforceable master netting agreements amounting to $90 million ($14 million – 2016).

[b] This excludes gross amount of DERIVATIVE LIABILITIES presented in the balance sheet not subject to enforceable master netting agreements amounting to $92 million ($12 million – 2016).

[c] Collateral received includes both cash and securities collateral.

[d] ADB is not required to post collateral to counterparties when it is in a net liability position.

continued

NOTE K—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters (HQ) premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the current HQ building as a reduction of occupancy expense. HQ depreciation for the year ended 31 December 2017 amounted to $5 million ($4 million – 2016), net of amortization of the compensation for the former HQ building. At 31 December 2017 and 2016, the unamortized deferred compensation balance (included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous) was $5 million.

The changes in the property, furniture, and equipment during 2017 and 2016, as well as information pertaining to accumulated depreciation, are as follows:

($ million)

	Land	Buildings and Improvements	Office Furniture and Equipment	Total
Cost:				
Balance, 1 January 2017	$ 10	$ 261	$ 187	$ 458
Additions during the year	–	5	21	26
Disposals during the year	–	(0)	(9)	(9)
Balance, 31 December 2017	10	266	199	475
Accumulated Depreciation:				
Balance, 1 January 2017	–	(138)	(157)	(295)
Depreciation during the year	–	(8)	(12)	(20)
Disposals during the year	–	0	8	8
Balance, 31 December 2017	–	(146)	(161)	(307)
Net Book Value, 31 December 2017	$ 10	$ 120	$ 38	$ 168

0 = less than $0.5 million.

	Land	Buildings and Improvements	Office Furniture and Equipment	Total
Cost:				
Balance, 1 January 2016	$ 10	$ 257	$ 179	$ 446
Additions during the year	–	4	11	15
Disposals during the year	–	–	(3)	(3)
Balance, 31 December 2016	10	261	187	458
Accumulated Depreciation:				
Balance, 1 January 2016	–	(130)	(148)	(278)
Depreciation during the year	–	(8)	(12)	(20)
Disposals during the year	–	–	3	3
Balance, 31 December 2016	–	(138)	(157)	(295)
Net Book Value, 31 December 2016	$ 10	$ 123	$ 30	$ 163

continued

NOTE L—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

Fair Value Disclosure

The office of risk management is primarily responsible for determining the FV of the borrowings. Parameters and models used for determining the FV of borrowings are subject to internal review and periodic external validation. Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, foreign exchange rates, and credit spreads. On some borrowings, significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, foreign exchange rates, credit spreads, yield and FX volatilities and correlation.

The FV hierarchy of ADB's outstanding borrowings as of 31 December 2017 and 2016 are as follows:

($ million)

	2017	2016
at Amortized cost		
Level 1	$ —	$ —
Level 2	4,737	5,530
Level 3	215	200
Sub-total	4,952	5,730
at Fair value		
Level 1	—	—
Level 2	80,233	66,598
Level 3	2,567	2,701
Sub-total	82,800	69,299
Total borrowings at fair value	$ 87,752	$ 75,029

ADB uses the discounted cash flow method using derived credit spreads in determining the FVs of borrowings classified as Level 3. The derived credit spread adjusts the discount rate in valuing the borrowings. A significant increase (decrease) in credit spreads generally decreases (increases) the FV of the borrowings.

There were no transfers between Levels 1, 2 and 3 in the borrowings portfolio during 2017 and 2016.

For borrowings carried at FV, the quantitative information on significant unobservable input used for valuation as of 31 December 2017 and 2016 are presented below:

Portfolio	Valuation Technique	Unobservable Inputs	Range (Weighted Average) 2017	Range (Weighted Average) 2016
Borrowings	Discounted cash flows	Derived credit spreads	-1.40% to 0.16% (-0.71%)	-1.52% to 0.4% (-0.65%)

continued

The following table presents the changes in the carrying amounts of ADB's Level 3 borrowings reported at FV for the years ended 31 December 2017 and 2016:

($ million)

	2017	2016
Balance, beginning of year	$ 2,701	$ 2,454
Total losses (gains) - (realized/unrealized)		
Included in earnings[a]	15	70
Included in other comprehensive income (loss)[b]	53	(203)
Issuances	1,048	814
Maturities/Redemptions	(1,250)	(434)
Balance, end of year	$ 2,567	$ 2,701
The amount of total (gains) losses for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to liabilities still held at the reporting date.	$ (24)	$ 57

[a] Included in net unrealized gains (losses) (OCR-2).
[b] Included in accumulated translation adjustments (Note N).

Refer to OCR-7 for Summary Statement of Borrowings.

NOTE M—CAPITAL STOCK, RETURN OF SET-ASIDE RESOURCES FROM ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

The authorized capital stock of ADB as of 31 December 2017 and 2016 consists of 10,638,933 shares of which 10,614,853 shares have been subscribed by members. Of the subscribed shares, 10,082,688 are "callable" and 532,165 are "paid-in". The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The "paid-in" share capital has been received, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $193 million ($210 million – 31 December 2016), while those notes received with fixed encashment schedules totaled $368 million ($466 million – 31 December 2016).

Return of Set-Aside Resources from ADF

In 1973, the Board of Governors authorized the setting aside of 10% of ADB's unimpaired paid-in capital by members as of 28 April 1973 to be used as part of ADB's Special Funds. Pursuant to this, the set-aside capital of SDR48 million (equivalent to $64 million at 31 December 2016) was allocated and transferred to the Multi-purpose Special Fund and subsequently transferred to the ADF in October 1975. Section 3.01 of the ADF Regulations, as amended in 2013, does not allow the use of the set-aside resources from OCR to finance grant operations or HIPC debt relief. Following the Board of Governors' Resolution No. 372, authorizing the termination of ADF lending operations and combining it with OCR, the set-aside resources of $64 million was returned to OCR effective 1 January 2017 (See OCR-9).

continued

Maintenance of Value of Currency Holdings

Prior to 1 April 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

In as much as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally in terms of the SDR as receivable from or payable to members in order to maintain the value of members' currency holdings. The notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts required to maintain value of currency holdings in the EQUITY portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its FV.

The net notional amounts as of 31 December 2017 consisted of (i) the net increase of $1,005 million ($754 million – 2016) in amounts required to maintain the value of currency holdings to the extent of matured and paid-in capital subscriptions due to the increase in the value of the SDR in relation to the US dollar during the period from 1 April 1978 to 31 December 2017 and (ii) the net increase of $559 million ($720 million – 2016) in the value of such currency holdings in relation to the US dollar during the same period. In terms of receivable from and payable to members, they are as follows:

($ million)

	2017		2016	
Notional MOV Receivables	$	1,672	$	1,524
Notional MOV Payables		(108)		(50)
Total	$	1,564	$	1,474

Membership

As of 31 December 2017 and 2016, ADB's shareholders consist of 67 members, 48 from the region and 19 from outside the region *(OCR-8)*.

NOTE N—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2017, the Board of Governors approved the following with respect to ADB's 2016 net loss of $11 million, after appropriation of guarantee fees of $18 million to special reserve: (i) $15 million representing the adjustment to the Loan Loss Reserve as of 31 December 2016, be added from the net income to the loan loss reserve; (ii) $514 million representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method for the year ended 31 December 2016, be added from the Cumulative Revaluation Adjustments (CRA) account to the net income; (iii) $124 million be allocated to the Ordinary Reserve; (iv) $259 million be allocated to the ADF; (v) $60 million be allocated to the Technical Assistance Special Fund (TASF); (vi) $20 million be allocated to the APDRF; (vii) $15 million be allocated to the CCF; and (viii) $10 million be allocated to the RCIF.

In May 2016, the Board of Governors approved the following with respect to ADB's 2015 net income of $537 million, after appropriation of guarantee fees to special reserve: (i) $43 million representing the adjustment to

continued

the Loan Loss Reserve as of 31 December 2015, be added from the loan loss reserve to the net income; (ii) $213 million representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method for the year ended 31 December 2015, be added to the CRA account; (iii) $208 million be allocated to the Ordinary Reserve; (iv) $120 million be allocated to ADF; and (v) $40 million be allocated to TASF.

The revaluation of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar *(Note B)* resulted in a net debit of $180 million to Other Comprehensive Income during the year ended 31 December 2017 (net credit of $23 million in Ordinary Reserve – 2016). That debit is the increase in the value of the matured and paid-in capital subscriptions caused by the change during the year in the value of the SDR in relation to the US dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Allocation of One-Time Income from ADF Assets Transfer

On 15 March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from ADF assets transfer to OCR ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387 (See OCR-9).

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by ASC 815 to a separate category of Reserves – Cumulative Revaluation Adjustments Account. Beginning 2008, the unrealized portion of net income from equity investments accounted under equity method is also transferred to this account. During 2017, the 2016 net unrealized losses on derivatives of $520 million (net unrealized gains of $239 million – 2016) and net unrealized gains from equity investments accounted for under the equity method of $6 million (net unrealized losses of $26 million – 2016) resulted in a debit balance in the CRA account at 31 December 2017 of $426 million (credit balance of $88 million – 2016).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees received which are required to be set aside pursuant to Article 17 of the Charter to meet liabilities on guarantees. For the year ended 31 December 2017, guarantee fees amounting to $21 million ($18 million – 2016) were appropriated to Special Reserve.

Loan Loss Reserve

ADB sets aside Loan Loss Reserve as part of EQUITY to be used as a basis for capital adequacy against the estimated expected loss in ADB's sovereign and nonsovereign loans and guarantees portfolio. The loan loss reserve is estimated based on expected loss using ADB's credit risk model net of allowance for loan losses and fair value adjustment on concessional loans recorded in the balance sheet.

As of 31 December 2017, the loan loss reserve was $187 million ($172 million – 2016).

Surplus

Surplus represents funds for future use to be determined by the Board of Governors.

Accumulated Other Comprehensive Loss

Comprehensive income (loss) has two major components: net income (loss) and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income (loss).

continued

Other comprehensive income (loss) includes items such as unrealized gains and losses on financial instruments classified as AFS, translation adjustments, and pension and post-retirement liability adjustment.

The changes in Accumulated Other Comprehensive Loss balances for the years ended 31 December 2017 and 2016 are as follows:

($ million)

| | Accumulated Translation Adjustments | Unrealized Holding (Losses) Gains | | | Pension/ Postretirement Liability Adjustments | Accumulated Other Comprehensive Loss |
		Investments for liquidity purpose	Equity investments — Operations	Other debt securities — Operations		
Balance, 1 January 2017	$ (310)	$ (149)	$ 30	$ —	$ (1,147)	$ (1,576)
Other comprehensive income (loss) before reclassifications	1,240	(100) [a]	121	—	63	1,324
Amounts reclassified from accumulated other comprehensive income (loss)	—	(5)	1	—	57	53
Net current-period other comprehensive income (loss)	1,240	(105)	122	—	120	1,377
Balance, 31 December 2017	$ 930	$ (254)	$ 152	$ —	$ (1,027)	$ (199)
Balance, 1 January 2016	$ (292)	$ 4	$ 10	$ 1	$ (1,089)	$ (1,366)
Other comprehensive (loss) income before reclassifications	(18)	(125)	32	(1)	(109)	(221)
Amounts reclassified from accumulated other comprehensive (loss) income	—	(28)	(12)	—	51	11
Net current-period other comprehensive (loss) income	(18)	(153)	20	(1)	(58)	(210)
Balance, 31 December 2016	$ (310)	$ (149)	$ 30	$ —	$ (1,147)	$ (1,576)

Note: Reclassifications have been made to conform to current year's presentation.
[a] Including -$6 million from securities transferred under repurchase agreement.

The reclassifications of Accumulated Other Comprehensive Loss to Net Income for the years ended 31 December 2017 and 2016 are presented below:

($ million)

| Accumulated Other Comprehensive Loss Components | Amounts Reclassified from Accumulated Other Comprehensive Loss [a] | | Affected Line Item in the Statement of Income and Expenses |
	2017	2016	
Unrealized Holding Gains (Losses)			
Investments for liquidity purpose	$ 5	$ 28	NET REALIZED GAINS From investments for liquidity purpose
Equity investments — operations	(1)	12	NET REALIZED GAINS From equity investments — operations
	$ 4	$ 40	
Pension/Postretirement Liability Adjustments			
Actuarial losses	$ (57)	$ (51)	Administrative expenses
Total reclassifications for the period	$ (53)	$ (11)	

[a] Amounts in parentheses indicate debits to net income.

continued

NOTE O—INCOME AND EXPENSES

Revenue

Revenue from loan operations for the years ended 31 December 2017 and 2016 is summarized as follows:

($ million)

	2017							
	Interest		Commitment charge		Other, net[a]		Total	
Sovereign – Regular	$	1,217	$	44	$	(10)	$	1,251
Sovereign – Concessional		433		–		(0)		433
Nonsovereign		230		9		(6)		233
Total	$	1,880	$	53	$	(16)	$	1,917

	2016							
	Interest		Commitment charge		Other, net[a]		Total	
Sovereign – Regular	$	838	$	41	$	(8)	$	871
Nonsovereign		187		5		(9)		183
Total	$	1,025	$	46	$	(17)	$	1,054

0 = less than $0.5 million.

[a] Includes amortized front-end fees and loan origination costs, risk participation charges, and other loan-related income and/or expenses.

The average yield on the loan portfolio during the year was 1.92% (1.65% – 2016), including risk transfer costs.

Total revenue from investment for liquidity purpose including net realized gains on sales, interest earned for securities transferred under repurchase agreements and resale arrangements for the year ended 31 December 2017 was $610 million ($452 million – 2016). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 1.73% (1.58% – 2016) excluding unrealized gains and losses on investments and 1.44% (1.04% – 2016) including unrealized gains and losses on investments.

Net revenue from equity investment operations for the year ended 31 December 2017 amounted to $28 million ($125 million – 2016). This comprised net equity income of $31 million ($15 million – 2016), other income of $2 million ($3 million – 2016), and offset by $5 million ($35 million – 2016) other than temporary impairment losses. There were no gains realized from divestments during the year ($142 million– 2016).

Net revenue from other debt securities for the year ended 31 December 2017 amounted to $22 million, consisting mostly interest income. In contrast, other than temporary impairment losses of $2 million was incurred for the same period last year.

Revenue from other sources for the year ended 31 December 2017 included income received as executing agency amounting to $20 million ($17 million – 2016) and other miscellaneous income amounting to $15 million ($11 million – 2016). Income from transaction advisory service fees was nil in 2017 ($15 million – 2016).

Expenses

Total borrowings and related expenses of $1,247 million ($751 million – 2016) for the year ended 31 December 2017 consisted of interest expense and other related expenses such as amortization of issuance costs and derivatives. The average cost of borrowings outstanding after swaps was 1.45% (1.68% – 2016).

continued

Total depreciation expense incurred for the years 2017 and 2016 amounted to $20 million.

ADB leases office spaces and other assets. Annual rental expenses under operating leases for the year ended 31 December 2017 was $12 million ($11 million – 2016). The minimum rental payments required under operating leases that have initial or noncancelable lease terms in excess of one year as of 31 December 2017 are as follows:

Year ending 31 December	Minimum amount of future rentals ($ million)
2018	6
2019	5
2020	4
2021	2
Later years	2

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended 31 December 2017 were apportioned between OCR and the ADF in proportion to the relative volume of operational activities. Of the total administrative expenses of $671 million ($682 million – 2016), $56 million ($268 million – 2016) was accordingly charged to the ADF based on the reduced operational activities as a grant-only operation. The balance of the administrative expense allocated to OCR was reduced by the deferral of direct loan origination costs of $37 million ($24 million – 2016) related to new loans made effective during the year.

For the year ended 31 December 2017, net provision for loan losses of $35 million ($11 million – 2016) consisted of $38 million additional loan loss provision ($21 million – 2016) and $3 million write-backs ($10 million – 2016).

Net unrealized gains (losses)

The following table provides information on the unrealized gains or losses included in income for the years ended 31 December 2017 and 2016:

($ million)	2017	2016
Unrealized gains (losses) on:		
Borrowings and related swaps	$ 24	$ (523)
Investments related swaps and forwards	28	2
Loans related swaps	(45)	7
Equity investments	1	(2)
Translation adjustments of non-functional currencies	1	(4)
Total	$ 9	$ (520)

120

continued

NOTE P—RELATED PARTY TRANSACTIONS

At 31 December 2017 and 2016, ADB had the following net receivables from and payable to Special Funds and externally funded trust funds under ADB administration (Agency Trust Funds) resulting from administrative arrangements and operating activities which are included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)

	2017	2016
Amounts receivable from:		
Asian Development Fund	$ 17	$ 5
Agency Trust Funds—net	3	–
Employee Benefit Plans	3	–
Total	$ 23	$ 5
Amounts payable to:		
Agency Trust Funds—net	$ –	$ 1
Employee Benefit Plans	–	7
Total	$ –	$ 8

As of 31 December 2017 and 2016, the related parties include employee benefit plans consisting of the Staff Retirement Plan (SRP) and the Retiree Medical Plan Fund (RMPF).

NOTE Q—STAFF PENSION AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined pension benefit plan called the SRP. Every employee, as defined under the SRP, shall, as a condition of service, become a participant from the first day of service, provided the employee has not reached the normal retirement age at that time, which is 60 for staff on board before 1 October 2017 and 62 for staff who joined on or after 1 October 2017. The plan applies also to members of the Board of Directors who elect to join. Retirement benefits are based on an annual accrual rate, length of service and the highest average remuneration during eligible service which is 2 years for staff on board before 1 October 2017. For staff hired on or after 1 October 2017, the salary basis for a pension is the highest average three years remuneration, capped at $100,000 (or equivalent in US dollars, if salary is denominated in a different currency), adjusted each year in line of US dollar salary scales. The plan assets are segregated in a separate fund. The costs of administering the plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants hired prior to 1 October 2006 are required to contribute 9 1/3% of their salary to the plan while those hired on or after 1 October 2006 are not required to contribute. The annual accrual rate is 2.95% for staff hired prior to 1 October 2006 and 1.5% for those hired on or after 1 October 2006. Participants hired before 1 October 2017 may also make discretionary contributions. ADB's contribution is determined at a rate sufficient to cover that part of the costs of the SRP not covered by the participants' contributions.

In October 2017, ADB introduced a defined contribution (DC) plan. Participants hired on or after 1 October 2017 may contribute up to 40% of salary into the DC plan. ADB will make additional contributions to a participant's DC account equal to 20% of the participant's salary above the cap. ADB will match participant's contributions at a ratio of $1 to each $8 (1:8), capped at 12% of salary.

continued

Expected Contributions

ADB's contribution to the SRP varies from year to year, as determined by the Pension Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the plan. ADB is expected to contribute $63 million for 2018 based on a budgeted contribution of 25% of salary.

ADB's staff members are expected to contribute $36 million representing participants' mandatory contribution of $8 million and discretionary contributions of $28 million.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The SRP employs 14 external asset managers and one global custodian who are required to operate within the guidelines established by the SRP's Investment Committee. The investment of these assets, over the long term, is expected to produce returns higher than short-term investments. The investment policy incorporates the plan's package of desired investment return and tolerance for risk, taking into account the nature and duration of its liabilities. The SRP's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The SRP's investment policy is periodically reviewed and revised to reflect the best interest of the SRP's participants and beneficiaries. As approved by the Pension Committee on 27 October 2015, the SRP's new long-term target asset-mix, which was implemented in 2016, is 35% US equity, 30% non-US equity, 15% global fixed income, 10% globally high yield, and 10% diversified asset.

For the year ended 31 December 2017, the net return on the SRP assets was 16.22% (6.36% – 2016). ADB expects the long-term rate of return on the assets to be 7.0% (7.0% – 2016).

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the SRP's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, as well as in the liability/benefit policy side, the assumed average long-term investment return of 7.0% on the SRP's assets is expected to remain on average broadly the same, year to year.

Effective for the 2015 actuarial valuation, as part of the regular assumptions review, some revisions were made to the previous actuarial assumptions based on the 2010-2014 experience. The assumptions that were revised include changes to the investment return, salary progression, pension increases, rates of withdrawal, early and incapacity retirement rates, retirement and post-incapacity retirement mortality rates, percent of international staff who commute, and other commutation factors.

Post-Retirement Group Medical Insurance Plan

In 1993, ADB adopted a cost-sharing arrangement for the Post-Retirement Group Medical Insurance Plan (PRGMIP). Under this plan, ADB is obligated to pay 75% of the PRGMIP premiums for retirees, which includes retired members of the Board of Directors, and their eligible dependents who elected to participate.

The Retiree Medical Plan Fund (RMPF) was established in 2014 to hold the assets in trust that will fund the accumulated obligations of the PRGMIP. The income of RMPF consists of ADB's contributions and investment earnings; it does not have any component attributable to participants' share of PRGMIP costs. The insurance premium paid by ADB for the PRGMIP is considered ADB's contribution to the fund. The costs

continued

of administering the RMPF are absorbed by ADB, while investment management and custodian fees are paid from the RMPF.

The SRP Pension Committee is responsible for the overall financial management of the RMPF and is assisted by the SRP Investment Committee.

Expected Contribution

ADB's expected contribution to the RMPF is based on the recommendation of the SRP Pension Committee. For 2018, ADB is expected to contribute $6 million, which is equivalent to 2% of salary.

Investment Strategy

The RMPF employs three external asset managers and one global custodian who are required to operate within the guidelines established by the SRP's Investment Committee. The investment of these assets, over the long term, is expected to produce returns higher than short-term investments. Similar to SRP, the investment policy incorporates the RMPF's package of desired investment return and tolerance for risk, taking into account the nature and duration of its liabilities. The RMPF's assets are diversified among different markets and asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

In October 2015, the Pension Committee approved the RMPF's investment policy. Based on the approved policy, the RMPF's long-term target asset-mix is 40% US equity, 30% non-US equity, and 30% global fixed income. For the year ended 31 December 2017, the net return on the RMPF assets was 15.73% (5.89% – 2016).

Assumptions

The overall long-term rate of return is 7% per annum, similar to the SRP.

Effective for the 2015 actuarial valuation, as part of the regular assumptions review, some revisions were made to the previous actuarial assumptions based on the 2010-2014 experience. The assumptions that were revised include retirement mortality rates and PRGMIP election rates, and average per capita medical costs among others.

continued

The following table sets forth the funded status of pension and postretirement medical benefits at 31 December 2017 and 2016:

($ million)

	Pension Benefits		Postretirement Medical Benefits	
	2017	2016	2017	2016
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 2,752	$ 2,409	$ 326	$ 308
Actual return on plan assets	450	159	52	18
Employer's contribution	134	168	5	5
Plan participants' contributions	41	143	–	–
Benefits paid	(131)	(127)	(5)	(5)
Fair value of plan assets at end of year	$ 3,246	$ 2,752	$ 378	$ 326
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 3,978	$ 3,557	$ 397	$ 418
Service cost	96	89	21	23
Interest cost	177	164	19	20
Plan participants' contributions	41	143	–	–
Actuarial (gain) loss	307	152	(21)	(59)
Plan amendment	(66)	–	–	–
Benefits paid	(131)	(127)	(5)	(5)
Projected benefit obligation at end of year	$ 4,402	$ 3,978	$ 411	$ 397
Funded status	$ (1,156)	$ (1,226)	$ (33)	$ (71)
Amounts recognized in the Balance sheet as Accrued pension and postretirement medical benefit costs	$ (1,156)	$ (1,226)	$ (33)	$ (71)
Amounts recognized in the Accumulated other comprehensive loss as Pension/Postretirement liability adjustments (Note M)	$ 1,076	$ 1,146	$ (49)	$ 0
Weighted-average assumptions as of 31 December (%)				
Discount rate	4.00	4.40	4.50	4.70
Expected return on plan assets	7.00	7.00	7.00	7.00
Rate of compensation increase varies with age and averages	4.75	4.00	N/A	N/A

For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered postretirement medical benefits was assumed for the valuation as of 31 December 2017 and 2016. The rate was assumed to decrease gradually to 5.0% by 2023 and remain at that level thereafter.

continued

The following table summarizes the benefit costs associated with pension and postretirement medical benefits for the year ended 31 December 2017 and 2016:

($ million)

	Pension Benefits				Postretirement Medical Benefits			
	2017		2016		2017		2016	
Components of net periodic benefit cost:								
Service cost	$	96	$	89	$	20	$	23
Interest cost		177		164		19		20
Expected return on plan assets		(195)		(170)		(23)		(23)
Recognized actuarial loss (Note N)		57		51		—		0
Net periodic benefit cost	$	135	$	134	$	16	$	20

The accumulated benefit obligation of the pension plan as of 31 December 2017 was $4,122 million ($3,760 million – 2016).

The estimated net loss (gain) and prior service cost (credit) for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $66 million and $(7) million, respectively. The estimated net loss (gain) and prior service cost (credit) for the other post-retirement benefits plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are both nil.

Assumed postretirement medical benefits cost trend rates have a significant effect on the amounts reported for the postretirement medical benefits plan. A one-percentage-point change in the assumed trend rates would have the following effects:

($ million)

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	12	(9)
Effect on postretirement medical benefit obligation	94	(72)

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at 31 December 2017:

($ million)

Year	Pension Benefits	Postretirement Medical Benefits
2018	$ 148	$ 7
2019	158	8
2020	174	9
2021	184	10
2022	202	11
2023–2027	1,204	71

continued

Fair Value Disclosure

The FV of the SRP and RMPF's assets measured on a recurring basis as of 31 December 2017 and 2016 is shown below:

($ million)

| 2017 | Total | | Fair Value Measurements | | | | | |
			Level 1		Level 2		Level 3	
Staff Retirement Plan								
Cash and cash equivalents	$	74	$	–	$	74	$	–
Common/preferred stocks		594		594		–		–
Investment funds		1,725		1,725		–		–
Government or government-guaranteed securities		305		301		4		–
Corporate debt securities		427		414		12		1
Mortgage/Asset-backed securities:								
Mortgage-backed securities		67		20		46		1
Collateralized mortgage obligations		5		–		3		2
Asset-backed securities		0		–		–		0
Short term investments		40		39		1		–
Derivatives		(4)		0		(4)		–
Other asset/liabilities[a]—net		13		–		13		–
Total fair value of SRP assets	$	3,246	$	3,093	$	149	$	4
Retiree Medical Plan Fund								
Cash and cash equivalents	$	15	$	–	$	15	$	–
Common/preferred stocks		110		110		–		–
Investment funds		159		159		–		–
Government or government-guaranteed securities		62		62		0		–
Corporate debt securities		31		31		0		–
Mortgage/Asset-backed securities:								
Mortgage-backed securities		11		7		4		0
Collateralized mortgage obligations		–		–		–		–
Asset-backed securities		0		–		–		0
Short term investments		0		–		0		–
Derivatives		(0)		0		(0)		–
Other asset/liabilities[a]—net		(10)		–		(10)		–
Total fair value of RMPF assets	$	378	$	369	$	9	$	0

0 = less than $0.5 million.

[a] Incudes receivables and liabilities carried at amounts that approximate fair value.

continued

($ million)

2016	Total		Fair Value Measurements				
			Level 1		Level 2		Level 3
Staff Retirement Plan							
Cash and cash equivalents	$	254	$	–	$	254	$ –
Common/preferred stocks		473		473		–	–
Investment funds		1,268		1,268		–	–
Government or government-guaranteed securities		256		254		2	–
Corporate debt securities		425		404		20	1
Mortgage/Asset-backed securities:		–			–		–
Mortgage-backed securities		57		24		33	–
Collateralized mortgage obligations		5		–		3	2
Asset-backed securities		1		–		0	1
Short term investments		35		34		1	–
Derivatives		7		0		7	–
Other asset/liabilities[a]—net		(29)		–		(29)	–
Total fair value of SRP assets	$	2,752	$	2,457	$	291	$ 4
Retiree Medical Plan Fund							
Cash and cash equivalents	$	20	$	–	$	20	$ –
Common/preferred stocks		90		90		–	–
Investment funds		131		131		–	–
Government or government-guaranteed securities		43		43		0	–
Corporate debt securities		39		39		0	–
Mortgage/Asset-backed securities:		–					
Mortgage-backed securities		12		9		3	–
Collateralized mortgage obligations		–		–		–	–
Asset-backed securities		0		0		–	0
Short term investments		0		0		0	–
Derivatives		1		–		1	–
Other asset/liabilities[a]—net		(10)		–		(10)	–
Total fair value of RMPF assets	$	326	$	312	$	14	$ 0

0 = less than $0.5 million.

[a] Incudes receivables and liabilities carried at amounts that approximate fair value.

The SRP's Investment Committee and SRP investment unit meet periodically and are involved in overseeing the activities and performance of the investment portfolios. The FV of the SRP investments is provided by the SRP's global custodian from various independent pricing providers. The accounting division in coordination with data management unit of treasury services division evaluates the FV in determining the hierarchy level. All investments including equity securities, fixed income securities and derivatives are provided by independent pricing providers. Equity securities include common and preferred stocks and mutual funds. Fixed income securities include government or government-guaranteed securities, corporate obligations, asset and mortgage-backed securities, and short-term investments. Derivatives include futures, swaps and currency forward contracts.

continued

The table below provides details of transfers of SRP and RMPF's assets between Levels 1 and 2, which are attributed to the availability or absence of market quotes, for the years ended 31 December 2017 and 2016.

($ million)

| | 2017 | | 2016 | |
	Level 1	Level 2	Level 1	Level 2
Investments - Staff Retirement Plan				
Government or government-guaranteed securities				
Transfers into (out of)	$ —	$ —	$ —	$ —
Transfers (out of) into	(1)	1	(0)	0
Corporate debt securities				
Transfers into (out of)	11	(11)	3	(3)
Transfers (out of) into	(4)	4	(1)	1
	$ 6	$ (6)	$ 2	$ (2)
Investments - Retirement Medical Plan Fund				
Government or government-guaranteed securities				
Transfers into (out of)	$ —	$ —	$ —	$ —
Transfers (out of) into	(0)	0	(0)	0
Corporate debt securities				
Transfers into (out of)	0	(0)	1	(1)
Transfers (out of) into	—	—	(0)	0
	$ (0)	$ 0	$ 1	$ (1)

0 = less than $0.5 million.

The following tables present the changes in the carrying amounts of SRP and RMPF's Level 3 investments for the years ended 31 December 2017 and 2016:

($ million)

| | Staff Retirement Plan | | | Retiree Medical Plan Fund |
2017	Common / preferred stocks	Corporate debt securities	MBS/ ABS/ CMO	Mortgage / Asset-backed securities
Balance, beginning of the year	$ —	$ 2	$ 2	$ 0
Total realized/unrealized (losses)/gains in:				
Net increase (decrease) in net assets available for benefits	—	0	0	0
Purchases	—	1	3	0
Sales/Maturities	—	(0)	(2)	(0)
Settlement and others	—	—	(0)	(0)
Transfers out of Level 3	—	(2)	(0)	—
Balance, end of the year	$ —	$ 1	$ 3	$ 0
Total unrealized gains (losses) included in income related to financial assets still held at the reporting date	$ —	$ 0	$ 0	$ 0

128

continued

($ million)

| | Staff Retirement Plan | | | Retiree Medical Plan Fund |
	Common / preferred stocks	Corporate debt securities	Mortgage / Asset-backed securities/ Collateralized Mortgage Obligations	Mortgage / Asset-backed securities
2016				
Balance, beginning of the year	$ —	$ 6	$ 3	$ 0
Total realized/unrealized gains/(losses) in:				
Net increase (decrease) in net assets available for benefits	—	0	(0)	(0)
Purchases	—	1	1	—
Sales/Maturities	—	(2)	(1)	—
Settlement and others	—	—	(1)	(0)
Transfers out of Level 3	—	(3)	0	—
Balance, end of the year	$ —	$ 2	$ 2	$ 0
Total unrealized gains (losses) included in income related to financial assets still held at the reporting date	$ —	$ 0	$ (0)	$ (0)

0 = less than $0.5 million.

Transfers out of Level 3 in 2017 and 2016 are due to the availability of market observable inputs.

continued

NOTE R—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and estimated FVs of ADB's financial instruments as of 31 December 2017 and 2016 are summarized below:

($ million)

	2017		2016	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 964	$ 964	$ 661	$ 661
Investments for liquidity purpose (Note D)	36,478	36,478	26,025	26,025
Securities transferred under repurchase agreements (Note E)	393	393	–	–
Securities purchased under resale arrangements (Note D)	170	170	102	102
Loans outstanding — operations (Note F)	101,008	101,349	67,599	68,279
Equity investments — operations carried at fair value (Note H)	346	346	78	78
Other debt securities — operations (Note I)	236	242	150	153
Derivative assets - borrowings (Note J)	19,278	19,278	19,942	19,942
Derivative assets - investments for liquidity purpose (Note J)	12,777	12,777	8,542	8,542
Derivative assets - loans — operations (Note J)	8,706	8,706	659	659
Swap related collateral (Note J)	240	240	605	605
Future guarantee receivable (Note G)	17	17	24	24
LIABILITIES:				
Borrowings (Note L)	87,281	87,752	74,476	75,029
Derivative liabilities - borrowings (Note J)	20,763	20,763	23,385	23,385
Derivative liabilities - investments for liquidity purpose (Note J)	12,964	12,964	8,109	8,109
Derivative liabilities - loans — operations (Note J)	9,125	9,125	585	585
Payable under securities repurchase agreements (Note E)	393	393	–	–
Swap related collateral (Note J)	240	240	605	605
Guarantee liability (Note G)	17	17	24	24
Off-balance sheet financial instruments:				
ASSETS:				
Future guarantee receivable	n/a	5	n/a	6
LIABILITIES:				
Guarantee liability	n/a	5	n/a	6

As of 31 December 2017 and 2016, ADB has no material assets or liabilities measured at FV on a non-recurring basis.

NOTE S—SPECIAL AND OTHER FUNDS

ADB's operations include special operations, which are financed from Special Funds resources. The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The Board of Governors may approve allocation of the net income of OCR to Special Funds, based on the funding and operational requirements of the funds. The administrative and operational expenses pertaining to the OCR and Special Funds are charged to the respective Special Funds. The administrative expenses of ADB are allocated amongst OCR and Special Funds and are settled regularly.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external

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OCR-10

continued

funds not under ADB's administration (referred as trust funds). ADB charges administrative fees for external funds administered by ADB. The trust funds are restricted for specific uses including technical assistance to borrowers and for regional programs, grants for projects, and loans. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services. These funds are held in trust by ADB, and are held in a separate investment portfolio. The assets of trust funds are not commingled with ADB's resources, nor are they included in the assets of ADB.

Special Funds and trust funds are not included in the assets of OCR. The net assets as of 31 December 2017 and 2016 are summarized below:

($ million)

	2017		2016	
	Total Net Assets	No.	Total Net Assets	No.
Special Funds				
Asian Development Fund	$ 652	1	$ 30,948	1
Technical Assistance Special Fund	400	1	41	1
Japan Special Fund	107	1	106	1
Asian Development Bank Institute	12	1	10	1
Regional Cooperation and Integration Fund	14	1	6	1
Climate Change Fund	20	1	8	1
Asia Pacific Disaster Response Fund	26	1	8	1
Financial Sector Development Partnership Special Fund	5	1	7	1
Subtotal	1,236	8	31,134	8
Trust Funds (including project specific cofinancing)	2,475	129	2,253	123
Total	$ 3,711	137	$ 33,387	131

During the year ended 31 December 2017, a total of $16 million ($15 million – 2016) was recorded as compensation for administering projects/programs. The amount has been included in REVENUE From other sources—net.

NOTE T—VARIABLE INTEREST ENTITIES

ADB has identified investments in 30 (34 – 2016) VIEs which are not consolidated by ADB but in which it is deemed to hold significant variable interests at 31 December 2017. These non-consolidated VIEs are mainly (i) operating entities where the total equity invested is considered insufficient to finance its activities without additional subordinated financial support and (ii) investment funds, where the general partner or fund manager does not have substantive equity at risk and the equity holders lack decision making rights. These VIEs are in the finance and energy sectors.

ADB's involvement in these non-consolidated VIEs includes loans, guarantees, and equity investments. Based on the most recent available data from these VIEs at 31 December 2017, the assets of these non-consolidated VIEs totaled $14,286 million ($11,941 million – 2016).

continued

The table below shows the carrying value of ADB interests in the non-consolidated VIEs and the maximum exposure to loss of these interests. For guarantees, the maximum exposure is the notional amount of such guarantee, less any counter-guarantee.

($ million)

	Carrying Value of ADB's Variable Interests		Committed but Undisbursed		Maximum Exposure to Loss	
2017						
Loans — Operations	$	139	$	—	$	139
Equity Investments — Operations		376		152		528
Guarantees — Operations		29		—		29
Total	$	544	$	152	$	696
2016						
Loans — Operations	$	161	$	—	$	161
Equity Investments — Operations		327		182		509
Guarantees — Operations		52		—		52
Total	$	540	$	182	$	722

NOTE U—SEGMENT REPORTING

Based on an evaluation of OCR's operations, Management has determined that OCR has only one reportable segment since OCR does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The following table presents the outstanding issuances and associated revenue of OCR's loan, guarantees, other debt securities, and equity investments by geographic region, as of and for the years ended 31 December 2017 and 2016:

($ million)

	2017			2016		
Country	Outstanding Balance		Revenue	Outstanding Balance		Revenue
People's Republic of China	$	17,410	$ 379	$	16,796	$ 294
India		16,905	337		15,592	211
Pakistan		11,524	175		5,136	67
Indonesia		9,835	212		8,972	152
Bangladesh		8,966	122		2,368	32
Viet Nam		8,763	119		3,926	40
Philippines		6,582	108		6,370	75
Others		24,616	541		11,508	219
Total	$	104,601	$ 1,993	$	70,668	$ 1,090

Revenue comprises income from loans, guarantees, other debt securities, and equity investments, and excludes net realized gains and unrealized gains and losses.

continued

For the year ended 31 December 2017, sovereign loans to two members (three – 2016) individually generated more than 10 percent of loan revenue which amounted to $335 million and $258 million ($252 million, $171 million, and $143 million – 2016).

NOTE V—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2017 through 15 March 2018, the date these Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $10,041 million in various currencies.